                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D C   20549



                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            (Amendment No.       )1

                            Excel Industries, Inc.

                                (Name of issuer)

                  Common Stock, No par value ("Common Stock")
                         (Title of class of securities)

                                  300657 10 3

                                 (CUSIP number)
           Frank V. J. Darin, Vice President, Ford Motor Company Fund
          The American Road, Dearborn, Michigan 48121  (313) 322-3000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               January 11, 1994

            (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _______.

         Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                 Note.   Six copies of this statement, including all exhibits,
         should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of  6 Pages)

- --------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No. 300657 10 3             13D                      Page 2 of 6 Pages

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Ford Motor Company Fund  (I.R.S.  Identification No. 38 1459376N)

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)
                                                                 (b)  X

                        See Items 4 and 6 herein.

   3    SEC USE ONLY


   4    SOURCE OF FUNDS*
                                    OO

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                         Michigan
                        7    SOLE VOTING POWER
      NUMBER OF                         1,047,201 shares of Common Stock
        SHARES
     BENEFICIALLY       8    SHARED VOTING POWER
       OWNED BY                         None
         EACH
      REPORTING         9    SOLE DISPOSITIVE POWER
     PERSON WITH                        1,047,201 shares of Common Stock

                        10   SHARED DISPOSITIVE POWER
                                        None

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        1,047,201

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                     X

                                 See Items 4 and 6 herein.

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IS ROW (11)

                                        9.9%
  14    TYPE OF REPORTING PERSON*
                                        OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  300657 10 3               13D                  Page 3 of 6 Pages




ITEM 1.          SECURITY AND ISSUER.

         This statement relates to the Common Stock of Excel Industries, Inc., whose principal executive offices are located at 1120 North Main Street, Elkhart, Indiana 46515.


ITEM 2.          IDENTITY AND BACKGROUND.

         This statement is filed by Ford Motor Company Fund (the "Fund"), a charitable organization incorporated under the laws of the State of Michigan as a non-profit corporation. The principal executive offices of the Fund are located at The American Road, Dearborn, Michigan 48121.

         The principal business of the Fund is to make charitable contributions to organizations that have been established and are operated exclusively for charitable, scientific, literary, or educational purposes.

         Information concerning the trustees and executive officers of the Fund is set forth in Attachment I hereto, which are incorporated herein by reference. The business address of each such trustee and executive officer is Ford Motor Company Fund, The American Road, Dearborn, Michigan 48121.

         During the last five years, neither the Fund nor any of its trustees or executive officers identified in Attachment I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Ford Motor Company ("Ford") contributed the 1,047,201 shares of Common
Stock of the Issuer reported herein to the Fund on January 11, 1994.   No
payment or other consideration was provided by the Fund in connection with its acquisition of such shares.


ITEM 4.          PURPOSE OF TRANSACTION.

         Ford acquired 1,187,461 shares of Common Stock of the Issuer pursuant to a certain Stock Purchase Agreement between Ford and the Issuer entered into on August 19, 1986 (the "Stock Purchase Agreement"), and 672,269 shares of Common Stock of the Issuer pursuant to a certain Stock Exchange Agreement and Plan Reorganization entered into on August 19, 1986 (the "Stock Exchange Agreement") among Ford, Modular Concept, Inc., then a wholly-owned subsidiary of Ford ("MCI"), and the Issuer. Ford acquired all of aforementioned shares of Common Stock of the Issuer for investment purposes under the aforementioned agreements at a closing which occurred on October 7, 1986 (the "Closing"). Copies of the Stock Purchase Agreement and the Stock Exchange Agreement, which are incorporated herein by reference, are appended hereto as Exhibits A and B, respectively. Pursuant to Sections 6.10 and 8 (pgs. 31-34) of the Stock Purchase Agreement, and Sections 3 and 4 of a certain Shareholders Agreement discussed in Item 6(a) hereof, Ford has certain rights to acquire additional shares of Common Stock of the Issuer in accordance with the terms and conditions specified in such sections.

         Pursuant to Section 6.2 of the Stock Purchase Agreement (pg. 19), the by-laws of the Issuer were amended on or prior to the Closing to increase the number of persons on its board of directors from four to seven, and to cause two persons designated by Ford to be elected to fill two of the three newly-created vacancies on the board of directors of the Issuer. The Issuer has agreed that, for as long as Ford owns more than 10% of the issued and outstanding Common Stock of the Issuer, it will cause two persons designated by

CUSIP NO. 300657 10 3                  13D                  Page 4 of 6 Pages





Ford to be included in the seven person slate of nominees which the Issuer proposes to its shareholders for election as directors at each of its annual meeting of shareholders, and use its good faith reasonable efforts to assure that all such nominees, including the persons designated by Ford, are elected as directors of the Issuer.

         Pursuant to Section 7.3 of the Stock Purchase Agreement, Ford has agreed, while the Shareholders Agreement discussed in Item 6(a) hereof remains in effect, to not attempt to elect any person to the board of directors of the Issuer except as provided in Section 6.2 of the Stock Purchase Agreement. Pursuant to Section 6.3 of the Stock Purchase Agreement (pgs. 20-21), on or before the Closing, the by-laws of the Issuer were to be amended to require the favorable vote of an extraordinary majority of the board of directors to approve certain matters, as provided in such Section.

         Pursuant to Section 6.9 of the Stock Purchase Agreement (pgs. 25-26), the Issuer is to provide Ford with notice regarding certain transaction involving the acquisition of Common Stock of the Issuer by third parties, as provided in such Section.

         Pursuant to Section 7.2 of the Stock Purchase Agreement (pgs. 27-30), Ford has limited its ownership interest in Common Stock of the Issuer to a certain percentage and subject to certain conditions as provided in such Section.

         One or more of the provisions of the Stock Purchase Agreement, Stock Exchange Agreement and Shareholders Agreement discussed in Item 6(a) hereof may impede the acquisition of control of the Issuer by any person.

         Since the acquisition by Ford of 1,859,730 shares of the Issuer's Common Stock on October 7, 1986, the Issuer effected a 5-for-4 stock split of its Common Stock in 1987 and paid a 10% stock dividend in 1989. These actions increased the number of shares of the Common Stock of the Issuer held by Ford to 2,557,128. The Issuer issued additional shares of Common Stock in 1992 and 1993 which had the effect of reducing the percentage of the issued and outstanding shares of Common Stock of the Issuer owned by Ford from 40.1% to 24.2%

         On January 11, 1994, Ford contributed 1,047,201 shares of Common Stock of the Issuer to the Fund, thereby leaving Ford with 1,509,927 shares of the Common Stock of the Issuer. In connection with such contribution, Ford assigned to the Fund certain of its rights, and the Fund assumed the obligations of Ford, under the Stock Purchase Agreement and the Shareholders Agreement discussed in Item 6(a) hereof with respect to the shares of Common Stock of the Issuer so contributed. This contribution has resulted in the filing of this initial Schedule 13D by the Fund and a separate filing by Ford of Amendment No. 1 to its Schedule 13D dated October 16, 1986 pursuant to Rule 13d-2 dated the date hereof.

         On January 13, 1994, each of the Fund and Ford exercised the registration rights provided in Section 9 and Exhibit D of the Stock Purchase Agreement by requesting that the Issuer effect registration under the Securities Act of 1933 of all their respective shares of Common Stock of the Issuer. Also on January 13, 1994, the Fund, Ford and the Issuer issued a joint press release announcing the plan by the Fund and Ford to sell all their shares of Common Stock of the Issuer in a secondary public offering expected to be completed in the first quarter of 1994. A copy of such press release, which is incorporated herein by reference, is appended hereto as Exhibit C.

         Except as described in this Item 4, the Fund has no plans or proposals as of the date hereof which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP NO. 300657 10 3                   13D               Page 5 of 6 Pages





         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the business or corporate structure of the Issuer;

         (g) Changes in the charter, by-laws or instruments corresponding thereto of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated in sub-items (a) through (i) above.


ITEM 5.                   INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, the Fund is the beneficial owner of 1,047,201 shares of Common Stock of the Issuer, which represents 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

         (b) The Fund has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, all 1,047,201 shares of Common Stock of the Issuer beneficially owned by the Fund.

         (c) The Fund did not have any transactions in the Common Stock of the Issuer prior to the acquisition on January 11, 1994 of the shares of Common Stock of the Issuer herein reported.

         (d) No person other than the Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale by the Fund of, the shares of Common Stock of the Issuer herein reported.

         (e) As of the date hereof, the Fund is the beneficial owner of more than five percent of the Common Stock of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) Ford, certain shareholders of the Issuer (the "Shareholders") and the Issuer entered into a Shareholders Agreement dated October 7, 1986 (the "Shareholders Agreement"). A copy of the Shareholders Agreement is appended hereto as Exhibit D. Ford assigned to the Fund certain of its rights, and the Fund assumed the obligations of Ford under the Shareholders Agreement with respect to the 1,047,201 shares of Common Stock of the Issuer reported herein. Pursuant to Section I of the Shareholders Agreement (pgs. 1-3),

CUSIP NO. 300657 10 3                  13D                   Page 6 of 6 Pages





the Fund, Ford and the Shareholders have undertaken to each vote their respective shares of Common Stock of the Issuer as provided in such Section.

         (b) Pursuant to Sections 3 and 4 of the Shareholders Agreement (pgs. 4-8), the Issuer has a right of first refusal in the event Ford or the Fund shall offer for sale its respective shares of Common Stock of the Issuer except for (1) a public sale on any stock exchange on which shares of Common Stock of the Issuer are traded; or (2) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law. In addition, Ford has a right of first refusal to purchase any shares of Common Stock of the Issuer which the Shareholders may offer for sale except for (1) a public sale on any stock exchange on which shares of Common Stock of the Issuer are traded; or (2) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law. The terms and conditions of the grant and exercise of the right of first refusal are as specified in such Sections.

         (c) As discussed in Item 4 hereof, in connection with the contribution by Ford to the Fund of 1,047,201 shares of Common Stock of the Issuer and pursuant to an Acknowledgement and Assignment and Assumption Agreement dated January 11, 1994 between Ford and the Fund (the "Assignment and Assumption Agreement"), the Fund has assumed Ford's obligations under the Shareholders Agreement with respect to the shares so contributed. A copy of the Assignment and Assumption Agreement, which is incorporated herein by reference, is appended hereto as Exhibit E.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are appended hereto as Exhibits:

                 Exhibit A        Stock Purchase Agreement between the Issuer
                                  and Ford, dated as of August 19, 1986.

                 Exhibit B        Stock Exchange Agreement and Plan of
                                  Reorganization among the Issuer, Ford,
                                  and MCI dated as of August 19, 1986.

                 Exhibit C        Press Release dated January 13, 1994

                 Exhibit D        Shareholders Agreement among the Issuer,
                                  certain shareholders of the Issuer and Ford dated October 7, 1986.

                 Exhibit E        Acknowledgement and Assignment and Assumption
                                  Agreement dated January 11, 1994 between Ford and the Fund.


         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        /s/   FRANK V. J. DARIN
                                           --------------------------
                                              Frank V. J. Darin
                                              Vice President
                                              Ford Motor Company Fund

Dated:   January 20, 1994

                                                                    ATTACHMENT I




         The following table sets forth the name, position, business or residential address and present principal occupation or employment of each trustee and executive officer of Ford Motor Company Fund.


                          Name and Position                 Present Principal Occupation or Employment
                          -----------------                 ------------------------------------------
                          Alex Trotman                      Chairman of the Board, President and
                          Trustee                            Chief Executive Officer
                                                            Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          Frank V. J. Darin                 Director - Corporate Affairs
                          Vice President                    Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          Alfred B. Ford                    1201 Parklane Towers West
                          Trustee                           1 Parklane Blvd.
                                                            Dearborn, MI 48126

                          Allan D. Gilmour                  Vice Chairman
                          Trustee                           Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          Sheila F. Hamp                    1201 Parklane Towers West
                          Trustee                           1 Parklane Blvd.
                                                            Dearborn, MI 48126

                          John W. Martin, Jr.               Vice President - General Counsel
                          Trustee                           Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          David N. McCammon                 Vice President - Finance and Treasurer
                          Trustee and Treasurer             Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          Peter J. Pestillo                 Executive Vice President - Corporate Relations
                          Trustee                           Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          David W. Scott                    Vice President - Public Affairs
                          Trustee                           Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                          Stanley A. Seneker                Executive Vice President and
                          Trustee                             Chief Financial Officer
                                                            Ford Motor Company
                                                            The American Road
                                                            Dearborn, MI 48121-1899

                                                                       EXHIBIT A





                            STOCK PURCHASE AGREEMENT
                                    BETWEEN
                               FORD MOTOR COMPANY
                                      AND
                             EXCEL INDUSTRIES, INC.



                          Dated as of August 19, 1986

                               TABLE OF CONTENTS

                                                                Page
                                                                ----
Recitals.....................................................    1
Section 1.  SALE AND PURCHASE OF THE PURCHASE SHARES.........    2
Section 2.  ISSUER TENDER OFFER...................... ...        2
Section 3.  LEGEND ON STOCK CERTIFICATES.....................    3
Section 4.  REPRESENTATIONS AND WARRANTIES OF EXCEL..........    4
    Section 4.1.   Due Organization and Corporate Authority
                   of Excel and its Subsidiaries..............   4

    Section 4.2.   Capitalization of Excel....................   5
    Section 4.3.   Valid Issuance of the Ford Shares..........   6
    Section 4.4.   Books and Records of Excel.................   6
    Section 4.5.   Authorization..............................   7
    Section 4.6.   Absence of Conflicts.......................   7
    Section 4.7.   Consents...................................   8
    Section 4.8.   Due Execution..............................   9
    Section 4.9.   Financial Statements of Excel..............   9
    Section 4.10.  Excel Disclosure Exhibit...................  10
       Section 4.10(a) No Infringement.......................   10
       Section 4.10(b) Noncompetition Agreements.............   10
       Section 4.10(c) Insurance.............................   10
    Section 4.11.  Absence of Changes in Business.............  10
    Section 4.12.  Litigation and Related Matters.............  11
    Section 4.13.  Brokers and Finders........................  11
    Section 4.14.  Powers of Attorney.........................  11
    Section 4.15.  Documents True and Complete................  11
    Section 4.16.  Subsidiaries...............................  12
    Section 4.17.  Absence of Undisclosed Liabilities.........  12

                                                              Page
                                                              ----
    Section 4.18.  Compliance with Environmental, Health,
                   Safety and Similar Laws...................  13

    Section 4.19.  No Omission of Material Facts.............. 13

Section 5.  REPRESENTATIONS AND WARRANTIES OF FORD............ 14

    Section 5.1.   Corporate Organization..................... 14

    Section 5.2.   Authorization.............................. 14

    Section 5.3.   Due Execution.............................. 14

    Section 5.4.   Absence of Conflicts....................... 14

    Section 5.5.   Consents................................... 15

    Section 5.6.   Brokers and Finders........................ 16

    Section 5.7.   Investment Representations................. 16

Section 6.  COVENANTS OF EXCEL................................ 19

    Section 6.1.   HSR Act Filings............................ 19

    Section 6.2.   Ford Representation on Excel's Board of
                   Directors.................................. 19

    Section 6.3.   Supermajority Voting Provisions............ 20

    Section 6.4.   Indiana Business Corporation Law........... 21

    Section 6.5.   Financial Statements....................... 21

    Section 6.6.   Additional Information..................... 23

    Section 6.7.   Reporting Requirements; Rule 144........... 24

    Section 6.8.   Cooperation................................ 25

    Section 6.9.   Notice to Ford of Sales to or Offers by
                   Third Parties.............................. 25

    Section 6.10.  Additional Purchase Rights of Ford......... 26

    Section 6.11.  American Stock Exchange Application........ 26

    Section 6.12.  Supermajority Transactions................. 26

Section 7.  COVENANTS OF FORD................................. 27

    Section 7.1.   HSR Act Filings............................ 27

                                                               Page
                                                               ----

    Section 7.2.   Standstill Provisions...................... 27

    Section 7.3.   Board Representation....................... 30

    Section 7.4.   No Purchases of Excel Common Stock
                   Pending Closing............................ 30

Section 8.  PURCHASE OPTION OF FORD..........................  31

    Section 8.1.   Exceptions................................. 31

    Section 8.2.   Quantity of Shares to be Purchased......... 31

    Section 8.3.   Price...................................... 32

    Section 8.4.   Exclusive Right............................ 32

    Section 8.5.   Exercise of the Purchase Option............ 32

Section 9.  REGISTRATION RIGHTS..............................  34

Section 10. CONDITIONS TO FORD'S OBLIGATIONS AT CLOSING......  34

    Section 10.1.  Satisfaction of Conditions Precedent and
                   Closing of Transactions Contemplated By
                   the Stock Exchange Agreement............... 35

    Section 10.2.  Accuracy of Representations and Warranties;
                   Performance of Covenants................... 35

    Section 10.3.  Certificates of Corporate Officers......... 35

    Section 10.4.  Legal Opinion.............................. 36

    Section 10.5.  No Material Change......................... 36

    Section 10.6.  Reporting Requirements; No Court Order..... 36

    Section 10.7.  Indiana and Other States' Laws............. 37

    Section 10.8.  No Governmental Change..................... 37

    Section 10.9.  Shareholders Agreement..................... 38

    Section 10.10. Commencement and Substantial Completion
                   of Tender Offer............................ 38

    Section 10.11. Approval of AMEX Listing Application....... 38

    Section 10.12. Supply Contract............................ 38

Section 11. CONDITIONS TO EXCEL'S OBLIGATIONS AT CLOSING.....  38

                                                              Page
                                                              ----
    Section 11.1.  Satisfaction of Conditions Precedent and
                   Closing of Transactions Contemplated By
                   the Stock Exchange Agreement............... 38

    Section 11.2.  Accuracy of Representations and Warranties;
                   Performance of Covenants................... 39

    Section 11.3.  Certificates of Corporate Officers......... 39

    Section 11.4.  Legal Opinion.............................. 39

    Section 11.5.  Reporting Requirements; No Court Order..... 40

    Section 11.6.  Approval of AMEX Listing Application....... 40

    Section 11.7.  Supply Contract............................ 40

    Section 11.8.  Shareholders Agreement..................... 41

Section 12. CLOSING........................................... 41

    Section 12.1.  Excel's Obligations at Closing............. 41

    Section 12.2.  Ford's Obligations at Closing.............. 41

Section 13. GENERAL PROVISIONS................................ 42

    Section 13.1.  Notices.................................... 42

    Section 13.2.  Survival................................... 42

    Section 13.3.  Indemnification by Excel................... 43

    Section 13.4.  Governing Law.............................. 44

    Section 13.5.  Entire Agreement........................... 44

    Section 13.6.  Modifications and Amendments............... 44

    Section 13.7.  Waivers and Extensions..................... 44

    Section 13.8.  Titles and Headings........................ 45

    Section 13.9.  Successors and Assigns..................... 45

    Section 13.10. Assignment................................. 45

    Section 13.11. Third Parties.............................. 45

    Section 13.12. Counterparts............................... 46

    Section 13.13. Termination................................ 46

                              SCHEDULE OF EXHIBITS


Exhibit A          Purchase and Supply Agreement


Exhibit B          Shareholders Agreement


Exhibit C(1)       Excel Consolidated Balance Sheet and
                   Related Statements, December 31, 1985,
                   as certified by Price Waterhouse


Exhibit C(2)       Unaudited Excel Consolidated Balance Sheet
                   and Related Statements, June 30, 1986


Exhibit D          Registration Rights

                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT is dated and effective as of
August    ,  1986  and  is  entered into by and  between Ford  Motor
Company, a corporation organized and existing under the laws of the State of Delaware ("Ford") and Excel Industries, Inc., a corporation organized and existing under the laws of the State of Indiana ("Excel").

                                R E C I T A L S:

     A. Concurrently with the execution of this Agreement, Ford, Modular Concepts, Inc., a wholly-owned subsidiary of Ford ("MCI"), and Excel are executing a Stock Exchange Agreement and Plan of Reorganization (the "Stock Exchange Agreement") pursuant to which Ford agrees to exchange its shares of common stock of MCI for 672,269 shares of Excel common stock (the "Exchange Shares"). The closing of such exchange transaction is expressly conditioned upon the consummation of the transactions set forth in this Stock Purchase Agreement.

     B. Provided Excel acquires and retires 701,000 shares of the currently issued and outstanding common stock of Excel pursuant to an issuer tender offer at an agreed upon premium above the current market price of such stock, Ford desires to purchase, and Excel desires to issue and sell, an additional 1,187,461 shares of Excel common stock in accordance with the terms and conditions set forth herein.

     C. As a result of such transactions, Ford would own approxi-mately 40% of the then issued and outstanding shares of the common stock of Excel.

     NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein and each act done pursuant hereto, the parties hereby agree as follows:

     Section 1.   Sale and Purchase of the Purchase Shares.   Subject
to the terms and conditions of this Agreement, Ford hereby agrees to purchase, and Excel hereby agrees to issue and sell, 1,187,461 shares of Excel common stock (the "Purchase Shares") and any "Additional Shares" (as defined and as required as set forth below) in consideration of the payment by Ford to Excel at the "Closing"
(as defined in Section 12 below) of $16,618,000 in cash and the fulfillment by Ford at Closing of its obligations set forth in
Section  12.2(ii)  below.    In  the event that for any reason Excel
acquires and retires less than 701,000 shares of Excel common stock as a result of the "Tender Offer" (as defined in Section 2 below), then, at no additional cost to Ford, Excel shall issue and deliver to Ford an additional number of shares of Excel common stock (the "Additional Shares") which, when added to the Exchange Shares and the Purchase Shares, will constitute not less than 40% of the then issued and outstanding shares of Excel common stock.

     Section 2. Issuer Tender Offer. As soon as is reasonably practicable, Excel shall commence an issuer tender offer pursuant to the provisions of Section 13(e) of the Securities Exchange Act of 1934, as amended, in which Excel solicits tenders for 701,000 shares of Excel common stock currently outstanding at a per share price of $18.00; provided, however, that the conditions to the consummation of the acquisition of shares by Excel in such tender offer shall include, without limitation, the following: (i) the expiration of applicable waiting period(s) under the HSR Act (as defined in Section 4.7 below) with respect to all HSR Filings (as
defined  in  Section 4.7   below);  and   (ii) the simultaneous  or
previous consummation of the transactions set forth in the Stock
Exchange  Agreement and  this Agreement.   The issuer  tender offer
described in this Section 2 shall be referred to herein as the
"Tender Offer".   Excel shall use its good faith reasonable efforts
to consummate the acquisition and retirement of 701,000 shares in the Tender Offer; provided, however, that (i) Excel shall not be obligated to make any recommendation, or cause its board of directors to make any recommendation, to any of Excel's shareholders whether to tender all or any shares of Excel common stock in the Tender Offer, and (ii) Excel shall not be required to retain any person or entity to solicit tenders in the Tender Offer. In the event the issuance of any Additional Shares is required pursuant to Section 1 above, Excel shall issue and deliver to Ford such Additional Shares at the Closing or as soon as possible thereafter but in no event later than 30 days after the Closing.

     Section 3.   Legend on Stock Certificates.   The stock certifi-
cates representing the Exchange Shares, Purchase Shares, Additional Shares, any other shares of Excel common stock acquired by Ford pursuant to this Agreement at the time of Closing or thereafter and all shares of Excel common stock issued to Ford as a stock divi-dend, stock split or any other pro rata adjustment with respect to such shares (collectively, the "Ford Shares"), shall bear the following two legends:

                "The securities represented hereby have not been
                registered under the Securities Act of 1933, as
        amended (the 'Act') or any applicable state
        securities laws ("Blue Sky Laws').  Any transfer
        of such securities will be invalid unless a
        Registration  Statement   under  the  Act or  as
        required by Blue Sky Laws is in effect as to such transfer or in the opinion of counsel satisfactory to the Company such Registration is unnecessary in order for such transfer to comply with the Act or Blue Sky Laws."

        "The securities represented hereby are subject
        to (a) the terms and provisions of a certain
        Stock Purchase Agreement dated and effective
        August    ,  1986 between Ford Motor Company and
        the Company; and (b) certain restrictions on
        transfer (except for (i) a public sale on any
        stock exchange on which Excel common stock is
        traded, or (ii) a sale in a public offering
        pursuant to an effective Registration Statement
        under the Securities Act of 1933, as amended,
        and any applicable state law) and other con-
        ditions, as specified in a certain Shareholders
        Agreement.   A complete and correct copy of each
        such agreement is available for inspection at the principal office of Excel Industries, Inc.
        and will be furnished to the owner of such shares upon written request and without charge."

Any shares of Excel common stock acquired by Ford in public market purchases in accordance with the provisions of this Agreement shall contain only the second legend set forth above.

     Section 4. Representations and Warranties of Excel. Excel represents and warrants as follows with respect to Excel and, as to Sections 4.4, 4,11, 4.12, 4.13, 4.14, 4.18 and 4.19 as to each of
Excel and its subsidiaries:

        Section 4.1.  Due Organization and Corporate Authority of
Excel and its Subsidiaries. Each of Excel and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized, and is duly qualified to do business and is in good standing as a foreign corporation in all other jurisdictions in which the nature of the corporation's business or its properties makes such qualification necessary except such jurisdictions, if any, in which the failure to be so qualified or licensed will not have a material adverse effect on the conduct of its business or the ownership of its properties.


     Section 4.2. Capitalization of Excel. The authorized capital stock of Excel consists of 100,000 shares of no par preferred stock, none of which is issued and outstanding, and 20,000,000 shares of no par common stock, of which 3,472,202 shares are validly issued and outstanding, fully paid and non-assessable and 119,790 shares are reserved for issuance under Excel's Incentive Stock Option Plan (the "ISOP"). Except as set forth in the preceding sentence and except for options granted under the ISOP, Excel does not have any shares of its capital stock issued or outstanding and there are no outstanding (i) securities or obligations of Excel convertible into or exchangeable for such shares; (ii) warrants, rights or options to subscribe for or purchase from Excel such shares or any such convertible or exchangeable securities or obligations; or (iii) obligations of Excel to issue any such shares, any such convertible or exchangeable securities or obligations or any such warrants, rights or options. Except for shares reserved for issuance under the ISOP, no shares of Excel common stock have been reserved for issuance pursuant to an employee stock option plan or otherwise. All outstanding shares of Excel common stock were issued in compliance with all applicable federal and state securities laws. The Tender Offer will be conducted in compliance with all applicable laws.

       Section 4.3. Valid Issuance of the Ford Shares. The Ford Shares, when issued, sold and delivered in accordance with the terms hereof, will be newly issued and will be duly and validly issued, fully paid and non-assessable and to the knowledge of Excel, its officers and directors, and based in part upon the representations of Ford in this Agreement, will be issued in com-pliance with all applicable federal and state securities laws. Upon consummation of the Tender Offer and the issuance of any Additional Shares, the Ford Shares will constitute not less than 40% of the then issued and outstanding shares of Excel common stock.

       Section 4.4. Books and Records of Excel. Excel keeps and maintains full and complete books, accounts and records which accurately account for and reflect the assets, properties, liabil-ities, obligations, affairs and results of the conduct and operation of its business and maintains internal accounting controls which provide reasonable assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of Excel's financial statements and to maintain accountability for the assets of Excel;
(iii) access to the assets of Excel is permitted only in accordance with management's authorization; and (iv) the reported accounta-bility of the assets of Excel is compared with existing assets at reasonable intervals. The minute book of Excel contains a record, accurate and complete in all material respects, of all meetings and consents of the shareholders and board of directors (and all com-mittees thereof) of Excel heretofore held including all such meetings and consents relating to the issuance of the issued and outstanding shares of Excel common stock. Such books and records, and all other necessary documents, records, deeds, agreements and the like relating to Excel's affairs are in its possession and under its control.

       Section 4.5. Authorization. Excel has the corporate power to enter into this Agreement, the Purchase and Supply Agreement attached hereto as Exhibit A (the "Supply Contract") and the Shareholders Agreement attached hereto as Exhibit B (the "Share-holders Agreement") and to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each of the agreements contemplated hereby including, without limitation, the Supply Contract and the Shareholders Agree-ment, have been duly authorized by all necessary actions on the part of Excel, including any stockholder approvals required by law.

       Section 4.6. Absence of Conflicts. The execution, delivery and performance of this Agreement and each of the agreements con-templated hereby are not prohibited by, and do not materially violate any provision or result in the material breach of (i) the Articles of Incorporation or Code of By-Laws of Excel; (ii) any contract, indenture, agreement, lease or license to which Excel or any of its subsidiaries is a party or by which Excel, its subsidi-aries or any of its or their assets are bound; (iii) any obliga-tion, loan or guaranty to which Excel is bound; or (iv) any applic-able law, rule, regulation, order, writ or decree of any court or any other governmental authority. Also, such execution, delivery and performance will not result in the creation or imposition of any "Lien" on any of the assets of Excel or any of its subsidi-aries. For purposes of this Agreement, a "Lien" shall mean any lien, encroachment, easement, encumbrance, mortgage, hypothecation, pledge, conditional sales contract, equity, charge, hire or hire purchase agreement, or other similar conflicting ownership or security interest in favor of any third party created by, through or under Excel or its Subsidiaries, as the case may be, except for
(a) any lien for state or local property taxes not yet due and payable and (b) such easements, rights of way and other imper-fections of title, if any, as do not, individually or in the aggregate, materially affect the operations of Excel or its Subsidiaries, as the case may be, as a whole.

       Section 4.7. Consents. No consent, approval, authorization or order of, and no filing with or notification to, any govern-mental authority or other person or entity (including, without limitation, persons and entities having contractual relationships with Excel) is required to be made or obtained by Excel in con-nection with the execution, delivery and performance of this Agree-ment, or the agreements contemplated hereby, which, if not made or obtained would have a material adverse effect upon the performance of Excel hereunder, other than the filings, if any, required to be made in connection with the transactions contemplated herein under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act" or "HSR Filings"), Indiana law, the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934 (the "1934 Act") and the regulations promulgated under such Acts and under the rules of the American Stock Exchange, Inc. (the "AMEX").

       Section 4.8. Due Execution. This Agreement has been duly executed and delivered by Excel and constitutes the legal, valid and binding obligation of Excel; assuming the due authorization, execution and delivery by Ford, the agreements contemplated hereby, including, without limitation, the Supply Contract and the Shareholders Agreement, will constitute the legal, valid and binding obligation of Excel.

       Section 4.9.  Financial  Statements of Excel.   Exhibit  C(1)
to this Agreement sets forth the consolidated balance sheet of Excel as of December 31, 1985, together with the related statement of income and retained earnings for the year ending on that date, certified by Price Waterhouse, South Bend, Indiana, Excel's inde-pendent public accountants, whose opinions with respect to such financial statements are included in Exhibit C(1). Exhibit C(2) to this Agreement sets forth an unaudited interim consolidated balance sheet of Excel as of June 30, 1986, together with the related unaudited interim statement of income and retained earnings for the six-month period ending on that date. The financial statements in Exhibits C(1) and C(2) are hereinafter collectively referred to as the "Excel Financial Statements." The Excel Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied by Excel throughout the periods indicated and fairly present (i) the financial position of Excel as of the respective dates of the balance sheets included in the Excel Financial Statements; and (ii) the results of Excel's operations for the respective periods indicated.

       Section 4.10.   Excel Disclosure Exhibit.   Excel has hereto-
fore furnished to Ford a disclosure exhibit (the "Excel Disclosure Exhibit") which specifically sets forth all the exceptions to the representations and warranties of Excel contained herein and which contains, without limitation, the following information as of the date hereof:

          (a) No Infringement.    A list of any patent,  trade-
     mark, trade name, service mark, brand name or copyright belonging to any other person, firm or corporation on which Excel has infringed or is now infringing.

          (b) Noncompetition  Agreements.     A  list  of  each
     agreement   restricting   the   freedom  of  Excel or  any
     employee or officer of Excel to compete in any line of business with any person or entity.

          (c) Insurance.    A list and brief description, or in
     lieu thereof a copy, of all policies of directors and officers liability insurance held by Excel and of all
     claims pending thereunder.    Excel is not in default with
     respect   to  any  provision  of  any  of  such  insurance
     policies, nor has it failed to give any notice or present any claim thereunder in timely fashion or as required by any of such insurance policies.

       Section 4.11. Absence of Changes in Business. Except as specifically set forth in the Excel Disclosure Exhibit, there has not been, since June 30, 1986, any material adverse change to the financial condition, prospects or business of Excel and its sub-sidiaries as reflected in the Excel Financial Statements.

       Section 4.12. Litigation and Related Matters. Except as specifically set forth in the Excel Disclosure Exhibit, there are no actions, suits or proceedings pending, or to the knowledge of Excel, its officers and directors, threatened against Excel, before or by any federal, state, municipal or other governmental authority, and there are no such actions, suits or proceedings pending, or to the knowledge of Excel, its officers and directors, threatened that would affect the transactions contemplated by this Agreement or the Stock Exchange Agreement. Except as specifically set forth in the Excel Disclosure Exhibit, Excel is not a party to any actions, suits, proceedings or litigation, whether civil or criminal, nor to the knowledge of Excel, its officers and directors, is any such action, suit proceeding or litigation threatened by or against Excel.

       Section 4.13. Brokers and Finders. Excel has not employed any broker, agent or finder or incurred any liability for any brokerage fee, agent's commission or finder's fee in connection with the transactions contemplated hereby.

       Section 4.14. Powers of Attorney. Except as specifically set forth in the Excel Disclosure Exhibit, Excel does not have any powers of attorney or similar authorizations outstanding, other than those issued in the ordinary course of business with respect to customs, insurance, tax, foreign corporation qualification, patent, copyright and trademark applications, and federal and state securities laws.

       Section 4.15.  Documents True and Complete.  Excel has
delivered to Ford true and complete copies of the documents referred to herein, including, without limitation, the documents described below:

          (a) Articles of Incorporation and Code of By-Laws of
     Excel, as amended to the date hereof; and

          (b) The insurance policies referred to in Section
     4.10(c) hereof.

        Section 4.16. Subsidiaries. Excel owns 100% of the equity securities, voting and non-voting, of each of its subsidiaries, and none of the securities are pledged, mortgaged or encumbered. There are no outstanding (i) securities or obligations of such subsidi-aries convertible into or exchangeable for shares of Excel's sub-sidiaries' equity securities, (ii) warrants, rights, rights or options to subscribe for or purchase from any subsidiary such securities or any such convertible or exchangeable securities or obligations, or (iii) obligations of any subsidiary of Excel to issue any such securities, any such convertible or exchangeable securities or obligations or any such warrants, rights or options. No securities of any subsidiary of Excel have been reserved for issuance pursuant to an employee stock option plan or otherwise.

        Section 4.17.  Absence of Undisclosed Liabilities.  As of
December 31,  1985  and  June 30,   1986,  Excel  did  not  have  any
material liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, that under generally accepted accounting principles should have been reflected in the Excel Financial Statements dated, respectively, as of such dates, but were not so reflected.

        Section 4.18. Compliance with Environmental, Health, Safety and Similar Laws. Except as specifically set forth in the Excel Disclosure Exhibit, (i) the operations of Excel do not violate any applicable environmental, health and safety or other similar law or requirement of or agreement with any governmental authority having jurisdiction; (ii) Excel's current method of operation in the con-duct of its business will not violate any building, environmental, health and safety or other similar laws, requirements or regula-tions currently enacted but that have future effective dates;
(iii) Excel is not subject to any order, writ, ruling, injunction, judgment or stipulation issued by any court or governmental authority which materially affects, or might reasonably be expected to affect, Excel's business; and (iv) Excel is not now using, nor has it used at any time in the past, any land, buildings or facilities owned by or leased to Excel for the disposal, storage, treatment, processing or other handling of hazardous waste or contaminants.

        Section 4.19. No Omission of Material Facts. The state-ments, representations and warranties of Excel contained herein and in the Excel Disclosure Exhibit are true and correct in all material respects, to the best knowledge of Excel, none of the other information or documents furnished or to be furnished to Ford pursuant to this Agreement is false and misleading in any material respect, and this Agreement does not omit any material fact which is required to be stated herein or which is necessary in order to make the statements contained herein not misleading.

     Section 5. Representations and Warranties of Ford. Ford hereby represents and warrants to Excel as follows:

        Section 5.1.   Corporate Organization.   Ford is a corporation
duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power to carry on its business as now conducted and as proposed to be conducted.

        Section 5.2. Authorization. Ford has the corporate power to enter into this Agreement, the Supply Contract and the Shareholders Agreement and to carry out its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Supply Contract and the Shareholders Agreement, have been duly authorized by all necessary actions on the part of Ford, including any stockholder approvals required by law.

        Section 5.3. Due Execution. This Agreement has been duly executed and delivered by Ford and constitutes the legal, valid and binding obligation of Ford; assuming the due authorization, execution and delivery by Excel, the agreements contemplated hereby, including, without limitation, the Supply Contract and the Shareholders Agreement will constitute the legal, valid and binding obligation of Ford.

        Section 5.4. Absence of Conflicts. The execution, delivery and performance of this Agreement and each of the agreements con-templated hereby are not prohibited by, and do not materially violate any provision or result in the material breach of (i) the

Certificate of Incorporation or By-Laws of Ford; (ii) any contract, indenture, agreement, lease or license to which Ford or any of its subsidiaries is a party or by which Ford, its subsidiaries or any of its or their assets are bound; (iii) any obligation, loan or guaranty to which Ford is bound; or (iv) any applicable law, rule, regulation, order, writ or decree of any court or any other
governmental  authority.   Also, such execution, delivery and per-
formance will not result in the creation or imposition of any
"Lien" on any of the assets of Ford or any of its subsidiaries.
For purposes of this Agreement, a "Lien" shall mean any lien,
encroachment,   easement,   encumbrance,   mortgage,   hypothecation,
pledge, conditional sales contract, equity, charge, hire or hire purchase agreement, or other similar conflicting ownership or security interest in favor of any third party created by, through or under Ford or its subsidiaries, as the case may be, except for
(a) any lien for state or local property taxes not yet due and payable and (b) such easements, rights of way and other imper-fections of title, if any, as do not, individually or in the aggregate, materially affect the operations of Ford or its subsidiaries, as the case may be, as a whole.

        Section 5.5. Consents. No consent, approval, authorization or order of, and no filing with or notification to, any govern-mental authority or other person or entity (including, without limitation, persons and entities having contractual relationships with Ford) is required to be made or obtained by Ford in connection with the execution, delivery and performance of this Agreement, or the agreements contemplated hereby, which, if not made or obtained would have a material adverse effect upon the performance of Ford hereunder, other than the filings, if any, required to be made in connection with the transactions contemplated herein under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act" or "HSR Filings"), Indiana law, the Securities Act of 1933, as amended (the "1933 Act"), and the regulations promulgated thereunder.

        Section 5.6. Brokers and Finders. Ford has not employed any broker, agent, or finder or incurred any liability for any brokerage fee, agent's commission or finder's fee in connection with the transactions contemplated hereby.

        Section 5.7.   Investment Representations.

           (a) The Ford Shares to be acquired by Ford pursuant to the Stock Exchange Agreement and this Agreement are being acquired for investment for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and Ford has no present intention of selling, granting participation in or other-wise distributing the same, but subject, nevertheless, to any requirement of law that the disposition of its property shall at all times be within its control.

           (b) Ford represents that it does not have any con-tract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to such person or to any third person, with respect to any of the Ford Shares.

           (c) Ford understands that the Ford Shares to be acquired by it pursuant to the Stock Exchange Agreement and this Agreement will not be registered under the 1933 Act or applicable state securities laws on the ground that the issuance provided for in the Stock Exchange Agreement and this Agreement is exempt from registration pursuant to section 4(2) of the 1933 Act and Rule 506 of Regulation D promulgated under the 1933 Act by the SEC, and state law exemptions relating to offers and sales not by means of a public offering, and that Excel's reliance on such exemptions is predicated on Ford's representa-tions set forth herein.

           (d) Ford agrees that in no event will it make a disposition of any of the Ford Shares unless and until it shall have complied with the provisions of the Share-holders Agreement.

           (e) Ford acknowledges that the Ford Shares are "restricted securities" which must be held until subse-quently registered under the 1933 Act or an exemption from such registration is available and further acknow-ledges that Excel has informed Ford of such fact in writing prior to the date hereof. Ford is aware of the provisions of Rule 144 promulgated under the 1933 Act which permit limited resale of restricted securities acquired in a private placement subject to the satis-faction of certain conditions, including, among other things, the existence of a public market for such securities, the availability of certain current public information about the issuer, the resale occurring not less than two years after a party has purchased and paid for the security to be sold, the sale being through a "broker's transaction" or in transactions directly with a "market maker" (as provided by Rule 144(f)) and the number of shares being sold during any three-month period not exceeding specified limitations.

           (f) Ford confirms that (i) all documents, records and books pertaining to Excel, its businesses or any other matter which have been requested by Ford have been made available to Ford; (ii) it understands and has fully considered the risk factors involved in the transactions contemplated herein and the limitations on trans-ferability pertaining to the Ford Shares; (iii) it is aware of the business affairs and financial condition of Excel and has acquired sufficient information about Excel to reach an informed and knowledgeable decision to acquire the Ford Shares; (iv) it has had ample oppor-tunity to ask questions of Excel and to seek tax or legal advice prior to acquiring the Ford Shares; and (v) it has the capacity to protect its own interests in connection with the purchase of the Ford Shares by reason of Ford's business and financial experience; provided, however, that nothing contained in this Section 5(f) shall in any way modify or limit the effect of any of the representa-
     tions, warranties or covenants of Excel set forth in this Agreement.

          (g) Ford confirms that it is able to bear the economic risk of its investment in the Ford Shares, to hold the Ford Shares for an indefinite period of time and to afford a complete loss of the consideration paid for the Ford Shares.

     Section 6. Covenants of Excel. Excel hereby covenants and agrees with Ford as follows:

       Section 6.1. HSR Act Filings. Excel shall file, or cause to be filed, all reports and documents as may be necessary to comply with the HSR Act and applicable rules and regulations as soon as practicable after the date of this Agreement. The parties shall cooperate with and assist one another as may reasonably be requested in connection with the preparation and submission of such filings.

       Section 6.2. Ford Representation on Excel's Board of Directors. On or before the Closing, Excel shall (i) amend its Code of By-Laws to increase the number of persons on its board of directors from four to seven; (ii) cause two persons designated by Ford to be elected to fill two of the three newly-created vacan-cies; (iii) for as long as Ford owns greater than 10% of the issued and outstanding Excel common stock (a) cause two persons designated by Ford to be included in the seven-person slate of nominees which Excel proposes to its shareholders for election as directors at each of its annual shareholders' meetings, and (b) use its good faith reasonable efforts to assure that all such nominees, including the persons designated by Ford, are elected as directors of Excel. In the event that (i) Ford owns greater than 10% of the issued and outstanding Excel common stock and (ii) despite compliance by Excel of its obligations set forth above, no person designated by Ford is elected to serve as a director of Excel by the shareholders of Excel, then Excel shall invite a person desig-nated by Ford to attend all meetings of its board of directors as a nonvoting observer and shall give such person copies of all notices, minutes, consents and other materials that it provides to Excel's directors; provided, however, that such person shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided in the same manner and to the same extent as if such person were a member of Excel' s board of directors.

       Section 6.3. Supermajority Voting Provisions. On or before the Closing, Excel shall amend its Code of By-Laws to provide that the following matters shall thereafter require the favorable vote of (a) at least six directors, if no directors abstain from voting; or (b) all directors who vote, if one or more directors abstain and at least a majority of all directors vote:

           (i) Any acquisition or any expansion or change of
       the business of Excel involving an expenditure or appro-priation of assets of more than 20% of Excel's previous
       quarter-end  net  worth,  or   $8,000,000,  whichever  is
       greater;

          (ii) The liquidation or sale of all or a portion
       (with sales greater than 10% of the previous year's
       sales or assets with a book value greater than 20% of
       the  previous  quarter-end  net  worth,  or   $8,000,000,
       whichever is greater) of Excel's business;

         (iii) Any borrowing of money or other financing arrangements whereby Excel incurs obligations through a single transaction or a series of related transactions for amounts in excess of 20% of the previous quarter-end net worth, or $8,000,000, whichever is greater;

          (iv) Any recommendation to modify or modification of Excel' s Articles of Incorporation or Code of By-Laws;

           (v) Any merger or consolidation of Excel with or into any other corporation;

          (vi) Any issuance of shares of Excel common stock or other equity interests in Excel or rights to acquire such common stock or other equity interests (except for any shares issued as stock dividends or in a stock split, options to purchase Excel common stock granted pursuant to Excel's Incentive Stock Option Plan, and the issuance of shares upon the exercise of any such options); or

         (vii) Any transaction which provides for any restrictions on the declaration of dividends not required by law (except for all such restrictions in effect on the date hereof).

       Section 6.4. Indiana Business Corporation Law. Excel shall not permit its Code of By-Laws to be amended to modify in any manner the provision thereof which states, in effect, that IND.
CODE Section 23-1-42 (1986) does not apply to the acquisition of the Ford Shares by Ford. Excel shall cause the resolutions duly adopted by its board of directors approving the acquisition of the Ford Shares pursuant to the Stock Exchange Agreement and this Agreement to remain in full force and effect until the Closing.

       Section 6. 5. Financial Statements. From and after the date hereof, until Ford no longer owns at least 1% of the outstanding
Excel common stock, Excel shall furnish to Ford the following financial statements and reports, such financial statements and reports to be prepared in accordance with generally accepted accounting principles consistently applied:

           (a) as soon as available, and in any event within 45 days after the end of each of the first three fiscal quarters (commencing with the first quarter ending after the Closing), an unaudited consolidated balance sheet of Excel as of the end of each such quarter, and an unaudited consolidated statement of income and retained earnings of Excel for the portion of such fiscal year ended with the last day of such quarter, all in reasonable detail and stating in comparative form the figures for the corresponding date and period in the previous fiscal year and prepared and certified by the chief financial officer of Excel, subject, however, to year-end adjustments (for purposes of this Section 6.5(a) delivery to Ford of a copy of Excel's quarterly report on Form 10-Q as filed with the SEC shall be deemed compliance);

           (b) as soon as available, and in any event within ninety days after the end of each fiscal year of Excel, a balance sheet of Excel as of the end of such fiscal year, a statement of income and retained earnings of Excel for such fiscal year, and a statement of changes in financial position of Excel for such fiscal year, all in reasonable detail and stating in comparative form the figures as of the end of and for the previous fiscal year and accompanied by an opinion addressed to Excel from independent certified public accountants of recognized standing selected by Excel (for purposes of this Section 6.5(b) delivery to Ford of a copy of Excel' s annual report on Form 10-K as filed with the SEC shall be deemed compliance);

           (c) as soon as available, and in any event within ninety days after the end of each fiscal year of Excel, a business plan and an annual budget for Excel's suc-ceeding fiscal year which has previously been approved
       by  Excel's  board  of  directors,   and  a  multi-year
       business plan, if any, and, as soon as available, copies of any amendments thereto or revisions thereof; and

           (d) promptly after becoming available for distri-bution to the public, copies of all registration state-ments, proxy statements and regular, periodic and other reports, if any, which Excel shall have filed with the SEC (or any governmental agency or agency substituted therefor) or with any national securities exchange.

       Section 6.6. Additional Information. From and after the date hereof until Ford no longer owns at least 1% of the out-standing common stock of Excel, Excel shall:

           (a) furnish to Ford such nonconfidential infor-mation concerning Excel as Ford may from time to time reasonably request;

           (b) offer Ford the right to visit the properties of Excel at reasonable times, to interview, on prior notice to Excel, key employees of Excel at their places of employment at reasonable times and to examine the books of account of Excel provided no confidential information is revealed in any such visit, interview or examination; and

           (c) furnish to Ford as soon as practical, with a complete and correct copy of the minutes of proceedings of the shareholders, board of directors of Excel and any committee of the board of directors, to the extent no confidential information is contained therein.

       Section 6.7. Reporting Requirements; Rule 144. From and after the date hereof, Excel shall comply with all of the reporting requirements of the 1934 Act. With a view to making available to Ford the benefits of Rule 144 ("Rule 144"), promulgated under the 1933 Act, and any other rule or regulation of the SEC that may at any time permit a shareholder to sell securities to the public without registration, Excel agrees to:

           (a) comply with public information reporting requirements of the SEC which are a condition to the availability of an exemption under Rule 144 for the sale of unregistered securities; and

           (b) furnish to Ford, for as long as Ford owns any Excel common stock, forthwith upon request, (i) a written statement by Excel that it has complied with the 1933 Act and the 1934 Act and any reporting requirements imposed upon Excel under Rule 144, and
       (ii) such other information as Ford may reasonably request to enable Ford to avail itself of any rule or regulation of the SEC which permits the selling of any restricted securities without registration.

       Section 6.8. Cooperation. Excel shall cooperate with Ford in supplying such information as may reasonably be requested by Ford to complete and file any information reporting forms presently or hereafter required by any government agency or securities exchange as a condition to the availability of an exemption, presently existing or hereafter adopted, from the registration requirements of securities laws applicable to the sale by Ford of any of the Ford Shares.

       Section 6.9.  Notice to Ford of Sales to or Offers by Third
Parties.   Not later than ten days after it first becomes aware of
an offer for sale or sales by Excel or a shareholder of Excel to any individual or entity other than Ford or an affiliate of Ford, including existing shareholders of Excel (such individual or entity being hereafter referred to as a "Third Party"), of an amount of Excel common stock that, in the aggregate and taken together with any existing shareholdings of such Third Party and its affiliates, exceeds 5% of the then issued and outstanding Excel common stock, Excel shall notify Ford in writing of such offer or sale or sales and, to the extent known to Excel, the number of shares of Excel common stock offered or sold to such Third Party, the purchase price per share and the total number of shares of Excel common stock held or which would be held by such Third Party following the consummation of such offer or such sale or sales. Such notice shall be in addition to any notice required under any other pro-vision of this Agreement. For the purposes of this Agreement,

"affiliate" shall mean any person or entity directly or indirectly controlling, controlled by, or under common control with, another person or entity.

       Section 6.10. Additional Purchase Rights of Ford. Notwith-standing the provisions of Section 7.2 below, for so long as Ford shall own at least 20% of the issued and outstanding Excel common stock, in the event that subsequent to the date of this Agreement, a Third Party acquires more than the percentage of the then issued and outstanding Excel common stock owned by Ford, Excel shall sell to Ford, at Ford' s option, up to that number of shares of Excel common stock as would enable Ford to have the same percentage of the issued and outstanding Excel common stock as is owned by such Third Party, at the average price per share and terms as the sales to such Third Party. Ford may exercise this option by notifying Excel, in writing, of its intention to do so (a "Notice of Exer-cise") within sixty (60) days after its receipt of the notice of such Third Party acquisition as required by Section 6.9 hereof.
The closing of any such sale to Ford hereunder shall occur not more than (i) thirty (30) days following the date of the related Notice of Exercise, or (ii) ten (10) days following the expiration of all applicable waiting periods (and any extensions thereof) under the HSR Act, whichever is later.

       Section 6.11. American Stock Exchange Application. Excel shall file an application with the AMEX to list the Ford Shares as soon as practicable after the date of this Agreement.

       Section 6.12. Supermajority Transactions. From and after the date hereof and to the Closing, Excel shall not, without first obtaining the written approval of Ford, enter into or make any commitment to enter into any transaction or perform any other act which after the Closing will be covered by the provisions of
Section 6.3(i) through Section 6.3(vii) above, except that
(a) Excel has amended and will amend its Code of By-Laws as contemplated by Sections 6.2, 6.3 and 6.4 above, and (b) Excel will conduct the Tender Offer as contemplated in Section 2 above.

     Section 7. Covenants of Ford. Ford hereby covenants and agrees with Excel as follows:

       Section 7.1. HSR Act Filings. Ford shall file, or cause to be filed, all reports and documents as may be necessary to comply with the HSR Act and applicable rules and regulations as soon as practicable after the date of this Agreement. The parties shall cooperate with and assist one another as may reasonably be requested in connection with the preparation and submission of such filings.

       Section 7.2.  Standstill Provisions.

           (a) Ford shall not directly or indirectly acquire any ownership interest in any shares of Excel common stock, other than the Ford Shares, if after completion of any such acquisition, Ford would own in excess of 40.16% of the issued and outstanding Excel common stock unless any one of the following shall occur: (i) a majority of the directors of Excel not designated by Ford shall have first approved as hereinafter provided of such acquisition in writing, or (ii) the shares of Excel common stock collectively owned and controlled by

      James J. Lohman, John D. Burt, James E. Crawford, William M. Gude, James O. Futterknecht, Jr., Louis R. Csokasy and Terrance L. Lindberg shall be less than 100,000 shares adjusted for stock dividends, stock splits and other pro rata adjustments; (iii) if as a result of material breaches by Excel of purchase orders issued pursuant to the Supply Contract and after bona fide applications of the provisions of paragraph 6 of the Supply Contract, Ford is required to transfer production of "Parts" (as defined in the Supply Contract) utilized on two or more vehicles manufactured by Ford from Excel to other suppliers during any 12 month period (a "Failure to Perform"); or (iv) a Third Party shall have acquired more shares of Excel common stock than those shares owned by Ford (a "Third Party Acquisition") or a Third Party announces its intention to make a Third Party Acquisition.

           (b) In the event Ford elects to acquire any owner-ship interest in shares of Excel common stock under
      Section 7.2(a) (i) above, Ford shall furnish the directors of Excel a written notice which sets forth
      (i) the number of shares of Excel common stock Ford wishes to acquire, (ii) the manner in which Ford wishes to acquire such shares, and (iii) the purchase price Ford is willing to pay for such shares. In the event that a majority of the directors of Excel not desig-nated by Ford approve of such acquisition of shares in writing, then Ford shall be authorized to acquire such number of shares in the manner and for the purchase price set forth in such notice.

           (c) In the event Ford elects to acquire any owner-ship interest in shares of Excel common stock as a result of a Failure to Perform under Section 7.2(a)
      (iii) above, Ford shall only be entitled to purchase shares of authorized but unissued shares of Excel common stock from Excel for cash at the then market price of such stock and Excel agrees to sell Ford such shares upon such terms; provided, however, that in the event Ford desires to then purchase more than Excel's then authorized but unissued shares, Ford shall be entitled to purchase any such additional shares from third parties.

           (d) In the event that (i) Ford acquires shares of Excel common stock under Section 7.2(a) (iv) above as a result of a Third Party Acquisition; and (ii) after such acquisition by Ford, Ford owns more shares of Excel common stock than such Third Party, then Excel shall be entitled to purchase from Ford that number of shares of Excel common stock then owned by Ford which exceeds the shares then owned by such Third Party. The purchase price to Excel shall be equal to Ford' s cost of such shares and Excel shall only be entitled to exercise such option for a period of sixty (60) days after Ford acquires such shares.

            (e) In the event that (i) Ford acquires shares of Excel common stock under Section 7.2(a) (iv) above as a result of a Third Party' s announcement of its intention to make a Third Party Acquisition; and (ii) within sixty (60) days of any such acquisition by Ford, such Third Party withdraws its offer to make a Third Party Acquisition, then Excel shall be entitled to purchase from Ford that number of shares of Excel common stock so acquired by Ford pursuant to Section 7.2(a) (iv).
        The purchase price to Excel shall be equal to Ford's cost of such shares and Excel shall only be entitled to exercise such option for a period of sixty (60) days after such Third Party withdraws its offer to make a Third Party Acquisition.

        Section 7.3. Board Representation. Until the termination of the Shareholders Agreement in accordance with the provisions of
Section 6 thereof, Ford shall not attempt in any manner to elect any person to the board of directors of Excel, except such persons who are proposed and nominated by Excel for election in accordance with the provisions of Section 6.2 above.

        Section 7.4.  No Purchases of Excel Common Stock Pending
Closing.    Ford represents and warrants that neither it nor, to the
best of its knowledge, any of its affiliates now owns, and covenants and agrees that neither it nor any of its affiliates will acquire prior to Closing, any direct or indirect ownership interest in any shares of Excel common stock.

     Section 8.  Purchase  Option  of  Ford.    Ford  shall  have  the
right to purchase from Excel (the "Purchase Option") additional shares of Excel common stock in the quantity and pursuant to the provisions set forth in this Section 8. The Purchase Option shall arise upon any issuance by Excel, other than those set forth in
Section 8.1 hereof, of shares of Excel common stock (or securities convertible into Excel common stock) after the Closing Date (a "New Issuance").

        Section 8.1. Exceptions. An issuance of Excel common stock pursuant to any of the following events set forth in this Section
8.1 shall not be a New Issuance and shall not give rise to the Purchase Option:

            (a) any stock split, stock dividend or other pro rata adjustments in the number of issued and outstand-ing shares of Excel common stock;

            (b) issuance or exercise of any option pursuant to Excel's Incentive Stock Option Plan;

            (c) an offering or sale of shares of Excel common stock under any Employee Stock Purchase Plan which Excel may hereafter duly and properly adopt; or

            (d) an issuance of Excel common stock to Ford pursuant to the terms of this Agreement.

        Section 8.2. Quantity of Shares to be Purchased. Except as provided in Section 8.1 hereof, as long as Ford shall own any shares of Excel common stock, the Purchase Option in connection with each New Issuance shall entitle Ford to purchase from Excel up to but not in excess of that number of shares of Excel common stock which represents the same percentage of such New Issuance as the percentage of issued and outstanding Excel common stock owned by Ford immediately preceding the New Issuance.

        Section 8.3. Price. The price per share of Excel common stock and the terms upon which such stock shall be purchased pur-suant to an exercise of the Purchase Option, shall be as follows:
(i) if the New Issuance is a private placement, the price per share and the terms proposed to be paid in such New Issuance, or (ii) if the New Issuance is a public offering, the initial public offering price set forth on the cover page of the final prospectus less an amount which represents a pro rata allocation to each share of Excel common stock included in such public offering of the sum of all costs and expenses (including, without limitation, brokerage fees, underwriters' discounts, commissions, filing fees, attorneys' fees and printing costs) incurred by Excel in connection with such public offering.

        Section 8.4. Exclusive Right. Excel shall not, from and after the Closing Date, grant to any person or entity a right to purchase additional shares of Excel common stock (or securities convertible into Excel common stock) which is exercisable upon the issuance of Excel common stock pursuant to any of the events set forth in Section 8.1(a), (b) or (c) above.

        Section 8.5.  Exercise of the Purchase Option.

            (a) Excel shall give Ford written notice of any New Issuance setting forth the number of shares of Excel common stock proposed to be issued and the price and the terms of such New Issuance. Ford shall have the right to exercise the Purchase Option by notifying
      Excel, in writing, within sixty (60) days after receipt of such notice, of its intent to exercise the Purchase Option, specifying the number of shares that it intends to purchase. If a proposed New Issuance is to be effected through a public offering, Ford's notice of intent to exercise the Purchase Option shall be suffic-ient if Ford states therein that its election to purchase is conditional on the initial public offering price, as set forth on the cover page of the final prospectus with respect to such offering, not exceeding a specified price per share. Excel shall notify Ford, in writing, of the initial public offering price of a New Issuance within seven (7) days after the date the registration statement with respect to such New
      Issuance shall have become effective.

           (b) The closing pursuant to the exercise of the Purchase Option shall occur at the offices of Excel or such other place as the parties shall mutually agree upon, not more than (i) thirty (30) days following the date Ford shall have delivered its notice of intent as provided in Section 8.4(a) hereof, or (ii) ten (10) days following the expiration of all applicable waiting periods (and any extensions thereof) under the HSR Act, whichever is later. At such closing, Ford shall pay the purchase price, as determined pursuant to Section
      8.3 hereof, for the shares of Excel common stock which

        Ford has elected to acquire against delivery by Excel of a certificate or certificates for such shares, and Ford shall deliver to Excel such investment and other representations as may be required by applicable federal and state securities laws.

          (c) If Ford fails to exercise the Purchase Option hereof with respect to a particular New Issuance, the Purchase Option shall lapse (but only with respect to that New Issuance), provided that Excel actually consummates such New Issuance within ninety (90) days following delivery of the initial notice of the New Issuance to Ford, on terms no more favorable to the purchaser or purchasers thereof than those set forth in the notice or notices required pursuant to Section 8.4(a). Ford's failure to exercise its Purchase Option in connection with any New Issuance shall not affect Ford's right to exercise its Purchase Option in con-nection with any other New Issuance by Excel.

      Section 9. Registration Rights. Excel hereby grants Ford registration rights with respect to the Ford Shares in accordance with the terms and provisions set forth in Exhibit D which is attached hereto and incorporated herein by reference.

      Section 10. Conditions to Ford's Obligations at Closing. The obligations of Ford to acquire the Ford Shares pursuant to the Stock Exchange Agreement and this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, except to the extent any such condition is waived by
Ford:

        Section 10.1. Satisfaction of Conditions Precedent and Closing of Transactions Contemplated By the Stock Exchange Agree-
ment.   Each of the conditions precedent  to the respective obliga-
tions of Ford and Excel to consummate the transactions contemplated by the Stock Exchange Agreement shall have been satisfied or duly waived, and to the extent practicable, the transactions contemplated by the Stock Exchange Agreement shall be closed concurrently with the transactions contemplated by this Agreement.

        Section 10.2. Accuracy of Representations and Warranties; Performance of Covenants. The representations and warranties of Excel set forth in this Agreement (including, without limitation, those contained in the Excel Disclosure Exhibit) shall be true and correct in all material respects on the date hereof and as though made anew as of the Closing, except with respect to (i) the effect of transactions expressly permitted by this Agreement; (ii) changes in laws, statutes, rules or regulations after the date of this Agreement; and (iii) transactions that have been consented to in
writing  by  Ford.    In  addition,  all  covenants  or  transactions
contemplated herein to be performed by Excel on or before the Closing shall have been complied with or performed.

        Section 10.3.  Certificates  of Corporate  Officers.    Excel
shall have delivered to Ford (i) a certificate, dated as of the Closing and signed by its President as to the matters set forth in
Section 10.2 hereof; and (ii) a certificate of the corporate

Secretary of Excel, dated as of the Closing, containing the resolu-tions of Excel's board of directors approving the issuance of the Ford Shares to Ford as contemplated in the Stock Exchange Agreement and this Agreement, and as to the factual matters set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.7, 4.8, 4.9, 4.11, 4.13 and 4.14.

        Section 10.4. Legal Opinion. Ford shall have received an opinion, dated as of the Closing, in form and substance reasonably satisfactory to Ford, from Sommer & Barnard, counsel to Excel, as to the matters set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5 and 4.8, and to the best of their knowledge, the matters set forth in Sections 4.6, 4.7, 4.12 and 4.16. Such opinion of counsel may rely on opinions of other counsel as to matters governed by laws other than federal laws and the laws of the State of Indiana, provided that such counsel shall state in his opinion that such opinion of other counsel is satisfactory in scope and form to him and that, in his opinion, Ford and he are justified in relying thereon.

        Section 10.5. No Material Change. The business and assets of Excel and its subsidiaries shall not have suffered any material and adverse effect as the result of fire, explosion, flood, accident, act of God, taking of property by any governmental authority or any other casualty or similar event (whether or not covered by insurance).

        Section 10.6. Reporting Requirements; No Court Order. Any mandatory waiting period under the HSR Act shall have expired and all reviews and approvals from governmental authorities shall have been obtained. No court shall have entered and maintained in effect an injunction or other similar order against consummation of any of the transactions contemplated herein; no action, proceeding or investigation shall have been instituted or commenced by any governmental body or authority and remain pending, with a view to restraining or prohibiting the transactions contemplated herein; and no governmental body or authority shall have notified any party to this Agreement that consummation of the transactions contem-plated herein would constitute a violation of applicable law or that such body or authority intends to commence proceedings to restrain the consummation of the transactions contemplated herein, unless such notice shall have been withdrawn in writing prior to the Closing.

       Section 10.7. Indiana and Other States' Laws. The parties shall have completed all filings with the State of Indiana or such other state or states Excel or Ford may have deemed reasonably necessary or appropriate and received all necessary or appropriate approvals, authorizations or other consents or, in the event no approval, authorization or consent is required, the waiting period required thereunder, including any extension thereof shall have expired without any substantial opposition from the respective competent authority.

       Section 10.8. No Governmental Change. No change shall have occurred or been announced or proposed after the date hereof and prior to the Closing in the laws, rules, regulations or policies of any governmental authority in any jurisdiction in which any assets of Excel are located or in which its business is conducted or to which any of its assets or business are subject, which might reasonably be expected to materially and adversely affect its assets or its business.

       Section 10.9.  Shareholders  Agreement.    Ford  and  certain
shareholders of Excel who collectively own on the date of this Agreement and upon consummation of the transactions contemplated by this Agreement and the Stock Exchange Agreement, including the Tender Offer, greater than 10% of the then issued and outstanding
Excel  common  stock  shall   have  entered  into the  Shareholders
Agreement substantially in the form attached hereto as Exhibit B.

       Section 10.10.  Commencement and Substantial Completion of
Tender Offer. Excel shall have commenced the Tender Offer and there shall have been not less than 351,000 shares of Excel common stock tendered to Excel as of the Closing.

       Section 10.11. Approval of AMEX Listing Application. AMEX shall have approved Excel's listing application with respect to the Ford Shares.

       Section 10.12. Supply Contract. Excel shall have duly and properly executed and delivered the Supply Contract to Ford.

       Section 11. Conditions to Excel's Obligations at Closing. The obligations of Excel to issue and sell the Ford Shares pursuant to the Stock Exchange Agreement and this Agreement shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, except to the extent any such condition is waived by Excel:

       Section 11.1. Satisfaction of Conditions Precedent and Closing of Transactions Contemplated By the Stock Exchange Agree-ment. Each of the conditions precedent to the respective obliga-tions of Excel and Ford to consummate the transactions contemplated by the Stock Exchange Agreement shall have been satisfied or duly waived, and to the extent practicable, the transactions contemplated by the Stock Exchange Agreement shall be closed concurrently with the transactions contemplated by this Agreement.

       Section 11.2. Accuracy of Representations and Warranties; Performance of Covenants. The representations and warranties of Ford set forth in this Agreement shall be true and correct in all material respects on the date hereof and as though made anew as of the Closing, except with respect to (i) the effect of transactions expressly permitted by this Agreement; (ii) changes in laws, statutes, rules or regulations after the date of this Agreement; and (iii) transactions that have been consented to by Excel. In addition, all covenants or transactions contemplated herein to be performed by Ford on or before the Closing shall have been complied with or performed.

       Section 11.3. Certificates of Corporate Officers. Ford shall have delivered to Excel (i) a certificate, dated as of the Closing and signed by an officer of Ford as to the matters set forth in Section 11.2 hereof.

       Section 11.4. Legal Opinion. Ford shall have delivered to Excel an opinion of the Associate General Counsel and Secretary of Ford dated as of the Closing in form and substance reasonably satisfactory to Excel as to the matters set forth in Sections 5.1, 5.2, 5.3, and to best of his knowledge, the matters set forth in
5.4 and 5.6. Such opinion of counsel may rely on opinions of other counsel as to matters governed by laws other than federal laws and the laws of jurisdictions where such counsel is admitted to practice, provided that such counsel shall state in his opinion that such opinion of other counsel is satisfactory in scope and form to him and that, in his opinion, Excel and he are justified in relying thereon.

       Section 11.5. Reporting Requirements; No Court Order. Any mandatory waiting period under the HSR Act shall have expired and all reviews and approvals from governmental authorities shall have been obtained. No court shall have entered and maintained in effect an injunction or other similar order against consummation of any of the transactions contemplated herein; no action, proceeding or investigation shall have been instituted or commenced by any governmental body or authority and remain pending, with a view to restraining or prohibiting the transactions contemplated herein; and no governmental body or authority shall have notified any party to this Agreement that consummation of the transactions contem-plated herein would constitute a violation of applicable law or that such body or authority intends to commence proceedings to restrain the consummation of the transactions contemplated herein, unless such notice shall have been withdrawn in writing prior to the Closing.

       Section 11.6. Approval of AMEX Listing Application. AMEX shall have approved Excel's listing application with respect to the Ford Shares.

       Section 11.7. Supply Contract. Ford shall have duly and properly executed and delivered the Supply Contract to Excel.

       Section 11.8. Shareholders Agreement. Ford shall have duly and properly executed the shareholders Agreement to Excel.

       Section 12. Closing. The purchase and sale of the Ford Shares shall be consummated at such time and place as is mutually agreed upon by Ford and Excel (the "Closing") as soon as practic-able after all of the conditions set forth in Section 10 have been satisfied or waived in writing by Ford and all of the conditions set forth in Section 11 have been satisfied or waived in writing by Excel.

       Section 12.1.  Excel's Obligations at Closing.  At the
Closing, Excel shall:

         (i)   duly and properly execute and deliver the Supply
       Contract to Ford;

        (ii)    duly  and   properly  execute  and   deliver   the
       Shareholders Agreement to Ford;

       (iii) deliver to Ford valid stock certificates repre-senting the Purchase Shares in accordance with Section
       3 above; and

        (iv) deliver to Ford duly and properly executed certificates and legal opinions in accordance with
       Section 10 above.

       Section 12.2.  Ford's Obligations at Closing.  At the
Closing, Ford shall:

          (i)  deliver  to  Excel  $16,618,000   in   immediately
       available funds;

         (ii)  duly and properly execute and deliver the Supply
       Contract to Excel;

        (iii) duly and properly execute and deliver the Share-holders Agreement to Excel; and

         (iv) deliver to Excel duly and properly executed certificates and legal opinions in accordance with
       Section 11 above.

     Section 13. General Provisions.

       Section 13.1. Notices. All notices demands, requests, consents, approvals or other communications (collectively "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally delivered or deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, addressed as set forth below, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of delivery if personally delivered. Notice mailed as provided herein shall be deemed given on the third business day following the date so mailed.

         To Excel:            Excel Industries, Inc.
                              1120 N. Main Street
                              Elkhart, Indiana 46514
                              Attention:  Chief Executive Officer

         with a copy to:      Sommer & Barnard
                              54 Monument Circle, 9th Floor
                              Indianapolis, Indiana 46204
                              Attention:  James K. Sommer

         To Ford:             Ford Motor Company
                              Glass Division
                              300 Renaissance Center
                              P. O. Box 43343
                              Detroit, Michigan 48243
                              Attention:  General Manager

         with a copy to:      Ford Motor Company
                              The American Road
                              Dearborn, Michigan 48121
                              Attention:  Secretary

        Section 13.2. Survival.   All representations and warranties
made by the parties to this Agreement shall survive the Closing and
any investigations made by or on behalf of the parties.    All state-
ments as to factual matters contained in the Excel Disclosure

Exhibit and the Ford Disclosure Exhibit and any other certificate or instrument delivered by or on behalf of Excel or Ford pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by Excel or Ford hereunder as of the date of such exhibit, certificate or instrument.

       Section 13.3.   Indemnification by Excel.   Excel shall
indemnify and hold Ford harmless from and against all loss, cost, damage, penalty or expense, including attorneys' fees, for claims and lawsuits arising out of Excel's or any of Excel's subsidiaries' treatment, storage, disposal, or the arranging therefor, or the existence on Excel's or any of Excel's subsidiaries' property, of any hazardous or toxic substance (including any constituent thereof) or Excel's discharge into the environment of any hazardous or toxic substance (including any constituent thereof), including, without limitation, claims of natural resource damage, personal injury, property damage, or response or remedial costs, whether at common law, or under any domestic or foreign law, including, without limitation, the Comprehensive Environmental Response Compensation and Liability Substance Control Act, and any state statute or municipal ordinance creating liability for the treatment, storage or disposal, or the arranging therefor, or the existence on property, of hazardous or toxic substances; provided, however, that this indemnification and hold harmless provision shall not apply to any decrease in the value of any Excel common stock owned by Ford.

       Section 13.4. Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the internal laws, and not the laws pertaining to conflicts or choice of laws, of the State of Indiana applicable to agreements made and to be performed wholly within the State of Indiana.

       Section 13.5. Entire Agreement. This Agreement and the Stock Exchange Agreement executed concurrently herewith, including the exhibits thereto, the MCI Disclosure Exhibit and the Excel Disclosure Exhibit, and the Supply Contract and the Shareholders Agreement, constitute the entire agreement of the parties and supersedes all prior and contemporaneous agreements, understand-ings, covenants, representations and warranties, negotiations and discussions between the parties, whether oral or written, with respect to the subject matter hereof; provided, however, that any supply agreements or purchase orders in effect between the parties shall remain in effect pursuant to their terms.

       Section 13.6. Modifications and Amendments. No amendment, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

       Section 13.7. Waivers and Extensions. Either party to this Agreement may waive any right, breach, or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred and may be condi-tional. No waiver of any breach of any agreement or provisions herein contained shall be deemed a waiver of any proceeding or succeeding breach thereof or of any other agreement or provision
herein  contained.    No extension of  time  for performance of any
obligations or acts shall be deemed an extension of the time for performance of any other obligations or acts.

       Section 13.8.  Titles and Headings.   Titles and headings of
sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

       Section 13.9. Successors and Assigns. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective permitted successors and assigns.

       Section 13.10. Assignment. The rights, duties and obliga-tions hereunder may not be assigned or delegated by either party without the prior written consent of the other party; provided, however, that Ford may assign its rights hereunder to a majority-owned subsidiary of Ford in which event Ford shall remain liable on all of its duties and obligations hereunder. Any other assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the other party hereto shall be void and of no effect.

       Section 13.11. Third Parties. Nothing contained herein shall be deemed to confer upon any person or entity, other than the parties hereto and their respective successors and assigns, any right or remedy under or by reason of this Agreement.

       Section 13.12. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, but all of which taken together shall constitute but one and the same instrument.

       Section 13.13. Termination. This Agreement shall terminate and shall be of no further force or effect:

            (a) Upon mutual agreement of the parties; or

            (b) Upon notice given by either party to the other party in the event the Closing has not occurred on or before December 31, 1986.

       No termination of this Agreement shall release, or be construed as releasing, any party hereto from any liability or damage to the other party hereto arising out of, in connection with or otherwise relating to, directly or indirectly, such party's material breach, such party's material default or such party's failure in performance of any of its material covenants, agree-ments, duties or obligations arising hereunder.

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

EXCEL  INDUSTRIES, INC.               FORD MOTOR COMPANY

By:  /s/ JAMES J. LOHMAN              By:  /s/ D.E. SIDDALL
    --------------------                  ------------------

James J. Lohman, President & CEO      D.E. Siddall, General Manager, Glass Div.
- --------------------------------      ----------------------------------------
printed, title                        printed,  title

                         PURCHASE AND SUPPLY AGREEMENT


    THIS  AGREEMENT is effective on the        day of           ,
1986 and is between EXCEL INDUSTRIES, INC., an Indiana corporation, with its principal place of business at 1120 N. Main St., Elkhart, Indiana 46514 ("Excel") and FORD MOTOR COMPANY, a Delaware corporation, with its principal place of business at The American Road, Dearborn, Michigan 48121 ("Ford").

                                R E C I T A L S

    A. Excel is in the business of manufacturing modular framed glass parts for cars and trucks, including minivans and vans.
    B. Excel has purchased from Ford the stock of Modular Concepts, Inc. which also manufactures modular framed glass parts and Ford has purchased shares of Excel stock.
    C. As part of the transactions described above Ford will purchase for itself and Ford Motor Company of Canada, Ltd. (which has delegated authority to Ford to purchase goods and services), and Excel will manufacture and supply, certain modular framed glass parts in accordance with this Agreement.

    NOW, THEREFORE, the parties hereto agree as follows:

      1.  Ford Motor Company on behalf of itself and Ford Motor
  Company of Canada, Ltd. ("Ford Canada") will purchase from Excel and Excel will manufacture and supply to Ford 70% of the requirements by dollar volume of Ford and Ford Canada for modular

                                   EXHIBIT A
                                       to
                            STOCK PURCHASE AGREEMENT
framed glass parts using RIM and PVC technology ("Part" or "Parts") for cars and trucks, including minivans and vans, manufactured by Ford and Ford Canada commencing with Ford's 1990
model year and extending for four model years thereafter.   The
parties understand that actual purchase and supply may vary above or below seventy percent due to changes in the mix of vehicle
production at Ford's assembly plants during a model year.   The
parties will make good faith efforts to purchase and supply the percentage of requirements specified herein in each model year of this Agreement and to balance the purchase and supply of Parts between (i) windshields and backlites, and (ii) other Parts.
Ford will make good faith efforts to have any company which manufactures any cars and trucks, including minivans and vans, for Ford or Ford Canada to purchase Parts for such vehicles from Excel.

    2. Excel will make good faith efforts, at all times, to be competive as a supplier of Parts with the best supplier available to Ford on a composite basis, taking into account technology, quality, service, price and delivery. Ford shall issue purchase orders to Excel for Parts in which Excel is competitive to fulfill Ford's sourcing obligations under Section 1 hereof, but if Excel is not competitive with respect to a Part, Ford shall have no obligation to issue or continue purchase orders for such Part to Excel. If during the sourcing of Parts for a particular model year, it shall reasonably appear that Ford's obligation to source at least 70% of its Parts requirements for that model year to Excel is in jeopardy because of Excel's noncompetitiveness on a particular Part or Parts, Ford shall so notify Excel and Excel shall be given the opportunity to demonstrate its competitiveness on such Part or Parts prior to sourcing such Part or Parts, and Ford and Excel shall discuss the basis for Ford's assessment of Excel's competitive position, including discussions at senior managerial levels if necessary.

     3. (a) Excel will make good faith efforts to develop its ability to manufacture Parts using PVC technology for the 1990
model year.   Ford's commitment to source 70% of its requirements
for Parts and Excel's commitment to supply such Parts shall not extend to Parts using PVC technology until such time as Excel demonstrates that it has or will have adequate capability to manufacture such Parts in accordance with Ford's normal sourcing timing.

          (b) Excel will make good faith efforts to achieve Q1 status at each of its manufacturing facilities which supplies Parts to Ford within two years after the date of this Agreement or within two years after commencing supply of Parts to Ford from such facility, whichever is later.

      4. (a) Pursuant to Section 7. hereof, Ford shall issue a separate purchase order with respect to each Part purchased
hereunder.   The price for a particular Part supplied shall be a
price agreed upon by Ford and Excel.   The purchase order shall
include mutually agreed upon provisions regarding productivity and economics generally commensurate with Ford practice on productivity and economics in effect at the time the purchase order is issued.

          (b) The prices agreed upon for (i) each Part sourced hereunder; (ii) other such Parts which Ford agrees to first source to Excel after the date of this Agreement and (iii) Parts for Ford's MN-12 vehicle shall be reduced by 2% until the earlier of (x) completion of model year 2000 or (y) when the aggregate amount of such price reduction shall have reached $14 million.

    5. This Agreement shall be extended automatically for successive periods of two model years each after model year 1994 unless Ford notifies Excel in writing at least one year in advance of the expiration of any initial or extended term that the Agreement will not be extended.

     6. If a quality, delivery, or service problem develops during a model year, Ford will notify Excel of the problem and Ford and Excel will work diligently, in accordance with Ford
operating procedures, to resolve the problem.   If the problem is
not resolved after reasonable effort, then Excel shall be
afforded a reasonable opportunity to demonstrate to Ford's satisfaction its capability to resolve the problem within an additional time selected by Ford and set forth in a written
notice to Excel.   If Excel is unable to so satisfy Ford, Ford may
terminate its purchase obligations with respect to the problem
Part or Parts.   Ford's purchase of Parts from another supplier
under this section shall be treated as purchases from Excel for purposes of fulfilling the sourcing percentage requirement in
Section 1. hereof.

    7. Ford will issue its standard production purchase orders to Excel to implement the purchase and supply obligations of this
Agreement.   A copy of Ford's current standard production purchase
order is attached as Exhibit A.   The payment terms of the
purchase orders will be net 15th/30th prox and the delivery terms
will be F.O.B. Carrier Excel's Plant.   Section 14(a) of the
purchase order will not apply. Sections 14(b)-(d) of the purchase order shall apply to terminations of purchases of one or more Parts for noncompetitiveness as described in Section 2 hereof, but not to terminations for any other reason.

     8. The parties recognize that the success of the commitments undertaken pursuant to this Agreement rests on their cooperation in resolving any issues which may arise during the
term of this Agreement.   The parties will discuss problems fully
and candidly with each other and will strive to achieve mutually
satisfactory resolutions.   Opportunities for improving
technology, quality, service, price and delivery will be reviewed with each other when appropriate in an effort at achieving true teamwork.

      9. Although one or more of the terms may be left open in this Agreement, Ford and Excel specifically intend that this Agreement shall constitute a present contract, which is valid, binding and enforceable in accordance with its terms on the date hereof.

     10. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with the laws of the State of Michigan.

    11. No amendment, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

    12. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by either party, except for their respective wholly-owned subsidiaries, without the prior written consent of the other party.

    IN WITNESS WHEREOF, the parties have duly and properly executed this Agreement on the _______ day of _____________, 1986.


                                EXCEL INDUSTRIES, INC.

                                By: _____________________

                                FORD MOTOR COMPANY

                                By: ______________________

                                      [LOGO]



Glass Division                                300 Renaissance Center
Ford Motor Company                            P.O. Box 43343
                                              Detroit, Michigan 48243

                                              August 15, 1986



Excel Industries, Inc.
1120 N. Main Street
Elkhart, Indiana

Gentlemen:

    This letter is written to confirm that the attached purchase order was issued to Donnelly Corporation by Ford Motor
Company ("Ford") on behalf of Modular Concepts, Inc. pursuant to a delegation of authority issued to Ford by letter of
D. E. Siddall, Chairman of the Board of Modular Concepts, Inc.


                                 Very truly yours,

                                 Ford Motor Company



                                 By:   /s/ D.E. SIDDALL
                                    --------------------------
                                           D. E. Siddall
                                           General Manager,
                                           Glass Division




Attachment

[LOGO] PURCHASE ORDER                             PURCHASE ORDER NUMBER
                                                         FE-200157
                                                 (SHOW THIS NUMBER ON ALL
                                              SHIPPING AND BILLING DOCUMENTS

THE FORD MOTOR COMPANY                       DATE OF ORDER   5-29-86
BUYER HEREBY AGREES TO                       TERM OF ORDER
PURCHASE AND RECEIVE, AND                    __ 19 ______ Model Year(s)
                                           /x/  From 5-1 1986
                                                To 2-28 1987 (see below)
      Donnelly Corporation                 / /  This order will be renewed
      414 East Fortieth Street                  automatically succeeding
      Holland, Michigan 49423                   annual or model years unless
                                                Buyer notifies Seller before
                                                completion of Buyer's
                                                production for the current
                                                annual or model year that the
                                                order will not be renewed.

                                                SELLER MUST COMPLY WITH FORD
                                                QUALITY SYSTEM STANDARD Q-101.

                                                DELIVERY DATE   /x/ AS DIRECTED
SELLER AGREES TO SELL AND DELIVER SUPPLIES                          ON SHIPMENT
OR SERVICES SPECIFIED HEREIN SUBJECT TO THE                         RELEASE
TERMS AND CONDITIONS ON THE FACE AND REVERSE
SIDE HEREOF

SHIP TO                    TAX STATUS              CHARGE AND MAIL INVOICE TO:

 As Directed on Release    NOT SUBJECT TO SALES OR       Modular Concepts, Inc.
                           USE TAX. REASON PURCHASED     P.O. Box 426
                           FOR RESALE OR FOR USE IN      800 N. College Street
                           INDUSTRIAL PROCESSING OR      Fulton, Kentucky 42041
                           MANUFACTURING.

                           DELIVERIES OF SUPPLIES
                           AGAINST THIS ORDER ARE
                           EXEMPT FROM SALES AND USE
                           TAX. EXEMPTION CERTIFICATE
                           ON REVERSE SIDE HEREOF.

                           SHIPPING POINT
                             Holland, Michigan

F.O.B.            TRANSPORTATION TERMS     ROUTING            PAYMENT TERMS

/x/  CARRIER        /x/  COLLECT       /x/   AS DIRECTED   /x/ NET 15TH
     SELLERS PLANT                           BY TRAFFIC        AND 30TH APROX.
/ /  DESTINATION    / /  PREPAID       / /   OTHER_____    / / OTHER ______
/ /  Other_____     / /  Other_____    ________________     _______________


QUANTITY       DESCRIPTION OF SUPPLIES OR SERVICES                 PRICE

Released       Donnelly to supply rim molding for Taurus           $10.50 ea.
               quarter window part no. E6DB-5429700-1-DJ to Modular Concepts through February 28, 1987.
               If this order is to be terminated on February
               28, 1987, notice must be given to Donnelly in writing no later than December 1, 1986. If such notice is not given by December 1, 1986, this order will automatically renew one month at a time with 90 day notice required for cancellation.

               Modular Concepts will supply to Donnelly the tempered glass part, the bright trim molding, clips, and clip adhesive at no charge, freight prepaid.

               Donnelly is guaranteed and agrees to supply a minimum of 300 pair per day five days a week between May 2, 1986 and February 28, 1987, excluding holidays.

               This P.O. supersedes Modular Concepts' Order
               No. GP0868 Cross Reference Tool Order No.
               ST-02057.

APPROXIMATELY
____ PERCENT
OF BUYER'S
PURCHASES OF
THE SUPPLIES
DESCRIBED
HEREIN
               PRODUCTION SAMPLES REQUIRED - NO ________   DATE ________



                                         By /s/ JANET E. BAILEY
                                            _________________________________
                                            FORD MOTOR COMPANY    PURCHASING

GLASS DIVISION
MAY      85  GD 2701
                                 ORIGINAL

                               TERMS AND CONDITIONS

1. OFFER, ACCEPTANCE AND MODIFICATION - This purchase order is an offer to Seller by Buyer to enter into the purchase agreement it describes, and it shall be the complete and exclusive statement of such purchase agreement. Seller shall accept the offer in writing or by beginning work hereunder. Modifications proposed by Seller are not part of the agreement in the absence of Buyer's written acceptance.

2. SAMPLES - Seller, at its own expense, shall fabricate from production tooling and processes and furnish to Buyer the number of samples specified on the face of this purchase order, or if none is specified, a reasonable number of samples. Seller shall inspect such samples before delivery and shall certify inspection results in the manner requested by Buyer.

3. CHANGES - (a) Buyer at any time, by written order, may change the design (including drawings, materials, and specifications), processing, method of packing and shipping, and the place of delivery, of the supplies and services.
    (b) if any such change affects cost or timing, Buyer shall adjust purchase price and delivery schedules equitably.
    (c) Seller shall not make any change in the design, processing, packing, shipping, or place of delivery of the supplies and services without Buyer's written approval.

4. BAILED PROPERTY - Unless otherwise specified, Seller bears all responsibility for loss and damage to articles owned by Buyer and possessed by Seller for use in performing this purchase order, including responsibility for loss and damage which occur despite Seller's exercise of reasonable care, but excluding normal wear and tear. Seller shall (a) properly house and maintain such articles on Seller's premises. (b) mark them "Property of Ford Motor Company'' (or the appropriate Ford Associated Company as the case may be), (c) refrain from commingling them with the property of Seller or with that of a third party, and (d) maintain them as personally. Buyer shall have the right to enter Seller's premises at reasonable times to inspect such articles and Seller's records pertaining
    (XXXX) . Upon request, Seller immediately shall deliver such articles to a carrier selected by Buyer, at Buyer's option F.O.B. Carrier. Seller's facility or F.O.B. Buyer's facility, freight collect, property packed and marked in accordance with the requirements of the carrier and Buyer.

5. RELEASES - If delivery dates are not specified in this purchase order, Seller shall procure materials and fabricate, assemble, and ship supplies only as authorized in shipment releases issued to Seller by Buyer. Buyer may return overshipments to Seller at Seller's expense for all packing, handling, sorting, and transportation. Buyer from time to time and with reasonable notice may change or temporarily suspend shipping schedules specified in the purchase order of such shipment releases.

6. FINISHED INVENTORY - Notwithstanding the provisions of Section 5 hereof, Seller shall maintain at its expense finished inventory at the latest design level and in the quantity specified on the face of this purchase order, based on releases for the preceding month, or, if none is specified, an adequate quantity. Buyer at its option may draw down such inventory and, in such event, Seller shall have a reasonable time to replenish the inventory:

7. PACKING, MARKING, ROUTING AND SHIPPING - (a) Seller shall pack and ship the supplies in accordance with the requirements of Buyer and the carrier transporting such supplies. Seller shall mark each package in accordance with the current edition of Buyer's Package Identification or Steel Packaging Standards, as applicable, and additional instructions of Buyer and the carrier. Seller shall reimburse Buyer for all expenses incurred by Buyer as a result of improper packing, marking, routing, or shipping.
    (b) Upon request, Seller shall advise Buyer with regard to packing, marking, routing, and shipping that will enable Buyer to secure the most economical transportation rates.
    (c) Seller shall not charge separately for packing, marking, or shipping, or for materials used therein, unless Buyer specifies in writing that it will separately reimburse Seller for such charges, in which case Seller shall add such charges to its invoice as a separate item and attach thereto appropriate supporting data.
    (d) Buyer may require shipment of any of the supplies by a more expeditious method of transportation if Seller fails to meet the shipping requirements of this purchase order, and Seller shall bear the cost difference of such transportation unless such failure is due to an excusable delay of Section 17.
    (e) Seller shall be responsible for any loss, damage, or injury which results from, or occurs during, shipment of goods F.O.B. Seller's Plant via Seller's vehicles.

8. PACKING SLIPS AND BILLS OF LADING - (a) Seller shall obtain a straight bill of lading from the carrier of these supplies and shall include on each packing slip and bill of lading the number of this purchase order and the location of the destination facility.
    (b) Seller shall include a numbered master packing slip with each shipment. If less than a carload or truckload is being shipped, the slip shall be included in one of the packages which shall be marked "Packing Slip Inside." In carload and truckload shipments the master packing slip shall be enclosed in an unsealed envelope that is affixed near the door on the inside of the freight vehicle.
    (c) Seller shall retain the original bill of lading for three years from the date of shipment unless otherwise directed by the Traffic Manager at the destination facility.

9. INVOICES - Seller shall furnish invoices as specified in this purchase order, or as directed on the applicable shipment release. Seller shall include on each invoice the number of this purchase order and the location of the destination facility. If applicable to Seller, each invoice shall contain the following assurance: "Seller represents that it has complied with the Fair Labor Standards Act of 1938, as amended, in producing the supplies or performing the services covered by this invoice."

10. EXPORT/IMPORT - For each international shipment, Seller shall include a priced invoice with the master packing slip and upon request shall furnish all other required documents. Export credits shall belong to Buyer. Seller upon request shall furnish all documents required to obtain export credits and customs drawbacks and shall identify the country of origin of the materials used in these supplies and the value added thereto in such country.

11. INSPECTION - Buyer at its option may reject, or retain and correct, supplies that fail to meet the requirements of this purchase order. If Buyer elects to correct the supplies, it shall consult with Seller on the method of correction. Seller shall reimburse Buyer for reasonable expenses resulting from rejection or correction.

12. WARRANTY - Seller warrants that the supplies and services will conform to the applicable drawings and specifications and will be free of defects in design (to the extent that Seller furnished the design) and in materials and workmanship.

13. PROPRIETARY RIGHTS - (a) Seller at its expense will investigate and defend or otherwise handle, or at Buyer's option provide all reasonable assistance to Buyer in Buyer's investigation, defense, or handling of every claim that may be brought against Buyer or against those selling or using any product of Buyer for any alleged infringement of any present or future patent: copyright, industrial design right or other proprietary right, based on the sale or use of the supplies hereof (i) alone, (ii) in combination by reason of their content, design or structure, or (iii) in combination in accordance with Seller's recommendations. Seller's obligations shall apply even though Buyer furnishes all or any portion of the design and specifies all or any portion of the processing. Seller will pay all expenses and damages that Buyer and those using or selling Buyer's products may sustain by reason of each such claim.
    (b) Seller grants to Buyer and its Associated Companies a nonexclusive, royality free, irrevocable license to rebuild and have rebuilt the supplies purchased by Buyer under this purchase order.
    (c) Seller will neither assert nor transfer to another a right to assert against Buyer and/or its Associated Companies, or dealers or customers thereof any copyright of Seller that is applicable to any works of authorising furnished to Buyer or any of Buyer's Associated Companies in the course of Seller's activity hereunder.
    (d) All technical information disclosed heretofore and hereafter by Seller to Buyer in connection with these supplies or services is disclosed on a nonconfidential basis.

14. TERMINATION AT OPTION OF BUYER - (a) Buyer may terminate its purchase obligations hereunder in whole or in part, at any time, by a written notice of termination to Seller. Buyer shall have such right of termination notwithstanding the existence of an excusable delay of Section
    17. (b) Upon receipt of the notice of termination, Seller unless otherwise directed by Buyer, shall (i) terminate promptly all work under this purchase order, (ii) (XXXX) title and deliver to Buyer the finished work, the work in process, and the parts and materials which Seller produced or acquired in accordance with this purchase order and which Seller can not use in producing goods for itself or for others, (iii) settle all claims by
    subcontractors   for actual costs that are rendered unrecoverable by such
    termination: and (iv) take actions reasonably necessary to protect property in Seller's possession in which Buyer has an interest. (c) Upon termination by Buyer under this Section, Buyer's obligation to Seller shall be: (i) the purchase order price for all finished work and completed services which conform to the requirements of the purchase order: (ii) Seller's actual cost of the work in process and parts and materials transferred to Buyer in accordance with subsection (b) (ii) hereof: (iii) Seller's actual costs of settling the claims by subcontractors of subsection (b) (iii) hereof: and (iv) Seller's actual cost of carrying out its obligations of subsection (b)(iv) hereof, but Buyer's obligations shall not exceed those Buyer would have had to Seller in the absence of termination. (d) Seller shall furnish to Buyer, within one month after the date of termination. Seller's termination claim, which shall consist exclusively of the items of Buyer's obligation to Seller that are listed in subsection (c) hereof. Buyer may audit Seller's records, before or subsequent to payment, to verify amounts requested in Seller's termination claim. (e) Buyer shall have no obligation to Seller if Buyer terminates its purchase obligations of this purchase order because of default by Seller.

15. DELEGATION AND ADVERTISING - Seller shall not delegate all of its substantive duties of this purchase order without Buyer's written approval. Seller shall not refer to Buyer in advertising or public release without Buyer's written approval.

16. COMPLIANCE WITH LAW - Buyer serves from time to time as a contractor for the United States Government. Accordingly, Seller shall comply with federal laws, rules, and regulations applicable to subcontractors of government contractors, including those relating to equal employment opportunity and affirmative action in the employment of minorities (Executive Order 11246), women (Executive Order 11375), the handicapped (29USC793), and certain veterans (38USC2012), contracting with business concerns operating in areas of surplus labor (41CFR 1-1.805), contracting with women owned business concerns (Executive Order 12138), and contracting with small and disadvantaged business concerns (Pub. L. 95-507). Contract clauses required by the Government in such circumstances are incorporated herein by reference.

17. EXCUSABLE DELAYS - Neither Buyer nor seller shall be liable for a failure to perform that arises from causes or events beyond its reasonable control and without its fault or negligence, including labor disputes of any kind. In the event of a delay in performance, Buyer at its option may acquire possession of all finished goods, work in process, and parts and materials produced or acquired for the work hereof, and Seller shall deliver such articles to Buyer, at Buyer's option F.O.B. Carrier. Seller's facility or F.O.B. Buyer's facility, freight collect.

18. SALES AND USE TAXES - Unless otherwise specified, Seller shall not include in its price nor otherwise charge to Buyer state or local sales or use taxes on the supplies of this purchase order. Buyer will use the supplies for resale or in industrial processing or manufacturing. With regard to supplies imported into Canada, Buyer certifies that the supplies are to be used in or attached to taxable goods for sale. Buyer also certifies that it holds appropriate certificates and permits from the taxing authorities of the applicable governments (including California seller's permit SZ-OHA-30-607383 and Ontario permit nos. 12031402G, 13240609G, and 81390009G), regarding exemption of these supplies from sales and use taxes.

19. APPLICABLE LAW - This purchase order shall be governed by the law of Buyer's principal place of business, and litigation on contractual clauses arising from the purchase order shall be brought only in that jurisdiction.

                             SHAREHOLDERS AGREEMENT


        This SHAREHOLDERS AGREEMENT, made as of               ,  1986,
     by and among Ford Motor Company, a Delaware corporation, with offices at The American Road, Dearborn, Michigan ("Ford"), Excel Industries, Inc., an Indiana corporation, with offices at 1120 N. Main Street, Elkhart, Indiana ("Excel") and James J. Lohman, Gerald G. Fellows, Robert J. Kennedy, Ralph R. Whitney, Jr., John
     D. Burt, James E. Crawford, William M. Gude, James O. Futterknecht, Jr., Louis R. Csokasy and Terrance L. Lindberg (collectively, the "Excel Shareholders").

                               R E C I T A L S

        A. Ford and Excel are parties to a Stock Purchase Agreement and a Stock Exchange Agreement and Plan of Reorganization, both dated and effective August , 1986 (collectively the "Related Agreements"), pursuant to which Ford will acquire approximately 40% of the issued and outstanding common stock of Excel and obtain certain rights regarding the management of Excel.

        B. The Excel Shareholders and Ford have agreed on how they will vote their respective shares of Excel common stock on certain matters and have agreed to grant certain rights of first refusal in accordance with the terms and conditions set forth herein.

        NOW, THEREFORE, in consideration of the mutual undertakings contained herein, the parties do hereby agree as follows:

        1. Shareholders Meetings. At any annual or special meeting of the shareholders of Excel:

                                   EXHIBIT B

                                       to

                            STOCK PURCHASE AGREEMENT

         (a) Ford agrees to vote its shares of common stock of Excel (the "Ford Shares") in favor of all directors nominated by the Board of Directors of Excel, so long as at least two of the nominees are individuals proposed by Ford for election to the Board of Directors.

         (b) The Excel Shareholders agree to vote the Share-holders' Shares (as defined in Section 2(b) hereof) in favor of all directors nominated by the Board of Directors of Excel, so long as at least two of the nominees are individuals proposed by Ford for election to the Board of Directors.

         (c) The parties agree to vote their respective shares of Excel common stock against the appointment by Excel as its independent public accountants and auditors any firm of certified public accountants that is not one of the current "Big Eight" public accounting firms, or a successor to any such firm.

         (d) In the event any of the following transactions is approved and recommended by the Board of Directors of Excel as provided in the Stock Purchase Agreement and submitted to the holders of Excel common stock for approval, the parties agree to vote their respective shares of Excel common stock in favor of any such transaction:

             (i) Any acquisition or any expansion or change of the business of Excel involving an expenditure or appropria-tion of assets of more than 20% of Excel's previous quarter-end net worth, or $8,000,000, whichever is greater;

            (ii) Any liquidation or sale of all or a portion (with sales greater than 10% of the previous year's sales or assets with a book value greater than 20% of the previous quarter-end net worth, or $8,000,000, whichever is greater) of Excel's business;

           (iii) Any borrowing of money or other financing arrange-ments whereby Excel incurs obligations through a single transaction or a series of related transactions for amounts in excess of 20% of the previous quarter-end net worth, or $8,000,000, whichever is greater;

            (iv) Any recommendation to modify or modification of Excel' s Articles of Incorporation or Code of By-Laws;

             (v) Any merger or consolidation of Excel with or into any other corporation;

            (vi) Any issuance of shares of Excel common stock or other equity interests in Excel or rights to acquire such common stock or other equity interests (except any shares issued as stock dividends or in a stock split, for options to purchase Excel common stock granted pursuant to Excel's Incentive Stock Option Plan, and the issuance of shares upon the exercise of any such options); or

           (vii) Any transaction which provides for any restric-tions on the declaration of dividends not required by law
        (except for all such restrictions in effect on the date hereof).


    2.  Representations and Warranties.

        (a) Each party hereto represents and warrants to the other parties that:

             (i) such party has the full legal right, power and authority to enter into this Agreement and to perform fully his or its obligations hereunder;

            (ii) such party has duly executed this Agreement and, when this Agreement has been delivered by such party, it shall constitute the valid and legally binding obligation of such party enforceable in accordance with its terms;

           (iii) the execution, delivery or performance of this Agreement by such party will not conflict with or result in any violation of or a default under any provision of the Certificate or Articles of Incorporation or By-Laws of such party, if such party is a corporation, or of any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such party; and

            (iv) no consent, approval, order or authorization of, or registration, declaration or filing with, any govern-mental authority is required on the part of such party in connection with the execution and delivery of this Agree-ment, except for filings and consents to be made under Sections 4.7 and 5.5 of the Stock Purchase Agreement.

         (b) The Excel Shareholders each individually represents and warrants that on the date hereof he owns and controls the voting rights of the number of shares of common stock of Excel which appear after his name:

                                        Number of Shares of
    Excel Shareholder                   Excel Common Stock
    -----------------                   -------------------

    James J. Lohman ....................
    Gerald G. Fellows ..................
    Robert J. Kennedy ..................
    Ralph R. Whitney, Jr. ..............
    John D. Burt .......................
    James E. Crawford ..................
    William M. Gude ....................
    James O. Futterknecht, Jr. .........
    Louis R. Csokasy ...................
    Terrance L. Lindberg ...............    -------------

             Total .....................

All of the shares of Excel common stock collectively owned by the Excel Shareholders at any time shall be referred to herein as the "Shareholders' Shares".

    3. Right of First Refusal. While this Agreement remains in effect and subject to the provisions of the Stock Purchase Agreement (a) each of the Excel Shareholders grants to Ford a right of first refusal to purchase any shares of Excel common stock which such Excel Shareholder may offer for sale, except for
(i) a public sale on any stock exchange on which Excel common stock is traded; (ii) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law; or (iii) a sale to Excel in the Tender Offer (as defined in the Stock Purchase

Agreement); and (b) Ford grants to Excel a right of first refusal to purchase any shares of Excel common stock that Ford may offer for sale, except for (i) a public sale on any stock exchange on which Excel common stock is traded; or (ii) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law.

    4. Procedure for Right of First Refusal. The rights of first refusal granted pursuant to Section 3 above shall be governed by the following provisions:

         (a) A party granting a right of first refusal pursuant hereto shall not sell his or its shares (except as permitted by Section 3) unless he or it shall have received a written bona fide offer subject to no material conditions (a "bona fide offer") to purchase any of the shares of Excel common stock he or it owns from a third party which is not an affiliate of Ford. Upon receipt of a bona fide offer, the party which proposes to sell his or its shares (the "Selling Shareholder") shall afford the party to whom the right of first refusal has been granted (or its designees) the right of first refusal, as provided below, to acquire all (but not less than all) of the shares (the "Offered Shares") covered by the bona fide offer on terms no less favor-able to the Selling Shareholder than those offered by the third party.

         (b) If the Selling Shareholder proposes to sell pursuant to a bona fide offer, he or it shall give written notice (an "Offer Notice") to that effect to Excel and each of the other parties hereto, which contains a complete and correct description of the bona fide offer setting forth all the terms thereof and the name of the offeror. Prior to the Offer Notice, the Selling Shareholder may give a notice to Excel or Ford, as the case may be (a "Preliminary Notice") to the ef fect that he or it may implement the right of first refusal procedures of this Agreement specifying the approximate number of shares of Excel common stock he or it may wish to sell. A Preliminary Notice shall not in any way bind a Selling Shareholder to sell his or its shares.

        (c) The right of first refusal shall be exercised by the party to whom the right of first refusal is granted (the "Purchaser"), only as follows:

            (i) If Excel is the Purchaser, the Board of Directors of Excel shall determine whether it wishes to exercise the right of first refusal (by a majority vote of the Directors not designated by Ford) and shall notify Ford in writing of its determination within ninety (90) days after the Offer Notice is given (reduced by the number of days by which the giving of such Offer Notice was preceded by a related Preliminary Notice, but not reduced below sixty
        (60) days). If Ford is the Purchaser, Ford shall notify the Selling Shareholder in writing of its determination whether it wishes to exercise the right of first refusal within ninety (90) days after the Offer Notice is given (reduced by the number of days by which the giving of such Offer Notice was preceded by a related Preliminary Notice, but not reduced below sixty (60) days).

            (ii) If the Purchaser determines to exercise the right of first refusal, it may do so by notifying the Selling Shareholder in writing of such determination, the total consideration offered by it for the Offered Shares in accordance with subdivision (iii) of this subsection 4(c) and the method it will use to pay for such shares.

           (iii) The Purchaser shall offer to pay for the Offered Shares on terms no less favorable to the Selling Share-holder as those offered by the third party in the bona fide offer; provided that the offered payment must include cash at least equal to the amount of cash consideration provided for in the bona fide offer.

           (iv) If the payment offered is on identical terms as those offered by the third party or if the Purchaser and the Selling Shareholder agree that the payment offered is on terms no less favorable to the Selling Shareholder as those offered by the third party in the bona fide offer, the Offered Shares shall be purchased at a closing under subsection 4(d).


        (d) The closing of the purchase of Offered Shares pur-suant to this Section 4 shall be held at a mutually acceptable place no later than ninety (90) days after the written notice of exercise is given by the Purchaser, or on such earlier date as mutually agreeable, subject to obtaining any necessary govern-mental or third party approvals. The Selling Shareholder, the Purchaser, and Excel shall act with diligence to obtain any such approvals within a reasonable period of time and such closing shall, in such event, be held promptly upon obtaining such
approvals.    At  such  closing, the Purchaser shall tender the
payment for the Offered Shares, the Selling Shareholder shall transfer to the Purchaser the Offered Shares being so purchased, free and clear of any liens, encumbrances and adverse claims, and the parties shall execute such documents as may be necessary to effectuate the sale.

        (e) If the party to whom the right of first refusal is granted elects not to exercise the right of first refusal, or if the period for the exercise of such right expires without a timely and proper notice in accordance with Section 4(c) above, the Selling Shareholder may sell the Offered Shares, provided that:

           (i) such sale must be made upon the terms set forth and to the third party named in the Offer Notice;

           (ii) such sale must be made within one hundred twenty
        (120) days after notice of the non-exercise of the right of first refusal is given or the date on which such right expired unexercised; and

          (iii) the Selling Shareholder and the transferee shall provide and execute such documents, including opinions of counsel, as Excel shall reasonably request to demonstrate that such transfer may be effected without registration of the Offered Shares under the Securities Act of 1933, as amended.

Each Selling Shareholder shall be relieved of any further obliga-tions under this Agreement with respect to the shares sold pursuant to this Agreement.

    5. Legends on Certificates. All of the stock certificates held by Ford and the Excel Shareholders shall bear legends referring to the restrictions provided for under this Agreement as follows:

         "The shares represented by this certificate are subject to certain restrictions on transfer
         (except for (i) a public sale on any stock exchange on which Excel common stock is traded, or (ii) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law) and other conditions, as specified in a certain Shareholders Agreement, a complete and correct copy of which is avail-able for inspection at the principal office of Excel Industries, Inc. and will be furnished to the owner of such shares upon written request and without charge."

    Each Excel Shareholder agrees to deliver to Excel his stock certificate(s) representing shares of Excel common stock owned by him so that the legend set forth above may be placed on such stock certificate(s), and Excel shall cause the legend set forth above to be placed on the stock certificate(s) to be delivered to Ford pursuant to the Related Agreements. Any holder of Excel common stock may require Excel to remove such legend from his or its certificate(s) upon termination of this Agreement or a sale permitted under Section 3(a) (i) or (ii) above provided that such person provides Excel an opinion of counsel, satisfactory to Excel and in which counsel to Excel concurs, to the effect that such legend may be so removed.

    6. Term. This Agreement shall terminate at such time as Ford owns less than 10% of the total issued and outstanding common stock of Excel or Ford acquires greater than 50% of the total issued and outstanding common stock of Excel in accordance with the Stock Purchase Agreement; provided, however, that this Agreement shall not terminate in the event that (i) Ford acquires greater than 50% of the total issued and outstanding common stock of Excel under Section 7.2(a)(iv) of the Stock Purchase
Agreement; (ii) Excel exercises its option to purchase Excel common stock from Ford under Section 7.2(d) or (e) of the Stock Purchase Agreement; and (iii) as a result of such exercise by Excel, Ford no longer owns greater than 50% of the issued and outstanding common stock of Excel.

    7.  Assignment.  As  used  herein,  the  term  "Ford"   shall
include Ford Motor Company or its permitted successors or assigns and the term "Excel" shall include Excel Industries, Inc. or its permitted successors or assigns. Ford and Excel may assign their respective rights and obligations under this Agreement only to such person who shall also be assigned and assume the rights and obligations of the Related Agreements in accordance with the respective terms of such agreements. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, estates and legal representatives.

    8. Remedies. The parties hereto stipulate that the remedies at law in the event of a default by a party in performing its obligations hereunder are not and will not be adequate and that, to the extent permitted by applicable law, the provisions of this Agreement may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the provisions hereof or otherwise. No course of dealing and no delay on the part of any party hereto in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such party's rights, powers or remedies. No right, power or remedy conferred by this Agreement upon any party shall be exclusive of any other right, power or remedy referred to herein or now or hereafter available at law, in equity, by statute, or otherwise.

    9. Amendment and Modification. This Agreement or any term hereof may be changed, waived, discharged or terminated only by an instrument in writing, signed by the party or parties against whom such change, waiver, discharge or termination is sought to be enforced.

    10. Third Parties. Nothing contained herein shall be deemed to confer upon any person or entity, other than the parties hereto and their respective heirs, successors and assigns, any right or remedy under or by reason of this Agreement.

   11.  Notices.   All notices, consents,  requests  or other com-
munications required or permitted herein shall be in writing and shall be delivered, personally or by certified or registered mail, telex, facsimile transmission or by means of air freight service, with a receipt requested.

If to Excel:                        1120 N. Main Street
                                    Elkhart, Indiana 46514
                                    Attention: Chief Executive
                                        Officer


if to Ford:                         Glass Division
                                    300 Renaissance Center
                                    P.O. Box 43343
                                    Detroit, Michigan 48243
                                    Attention:  General Manager

if to Gerald G. Fellows:            O.F. Mossberg & Sons, Inc.
                                    7 Grasso Avenue
                                    North Haven, Connecticut 06473

if to Robert J. Kennedy or          Hammond, Kennedy & Company, Inc.
Ralph R. Whitney,  Jr.:             230 Park Avenue
                                    New York New York 10169


if to James J. Lohman,
John D. Burt, James E. Crawford,
William M. Gude, James O.           Excel Industries,  Inc.
Futterknecht, Jr., Louis R.         1120 N. Main Street
Csokasy, or Terrance L. Lindberg:   Elkhart, Indiana 46514

Any notice delivered personally, or sent by telex, facsimile transmission or telegraph shall be deemed to have been given on
the  date  sent.   Any other notice  shall be deemed  to  have been
given on the date received as reflected in the return receipt or air freight receipt.

   12.  Governing Law.   This Agreement shall be governed by  and
construed in accordance with the laws of the State of Indiana.

   13.   Counterparts.   This Agreement may be executed in two or
more counterparts, each of which will be deemed an original, but
all   of   which   together shall  constitute   one   and   the   same
instrument.

    IN WITNESS  WHEREOF,    the  parties  have  duly executed  this
Agreement as of the date first above written.

EXCEL INDUSTRIES, INC.             FORD MOTOR COMPANY


By: _______________                By: _______________

Printed, Title                     Printed, Title


______________________             ______________________
James J. Lohman                    Gerald G. Fellows


______________________             ______________________
Robert J. Kennedy                  Ralph R. Whitney, Jr.


______________________             ______________________
John D. Burt                       James E. Crawford


______________________             ______________________
William M. Gude                    James O. Futterknecht, Jr.


______________________             ______________________
Louis R. Csokasy                   Terrance L. Linderg

                          CONSOLIDATED BALANCE SHEET

                                                                   December 31,
                                                                   ------------
ASSETS                                                         1985                 1984*
                                                               ----                 ----
Current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . . .    $    791,798            $     40,316
  Accounts receivable, less allowances of
    $156,000 in 1985 and $142,000 in 1984  . . . . .      13,568,654              10,538,295
  Customer tooling to be billed  . . . . . . . . . .       2,264,715                 816,765
  Inventories (Notes 2 and 3)  . . . . . . . . . . .      10,982,696               9,489,239
  Prepaid expenses . . . . . . . . . . . . . . . . .         496,890                 144,817
                                                          ----------              ----------
      Total current assets   . . . . . . . . . . . .      28,104,753              21,029,432

Cash surrender value of life insurance (net of
  policy loans of $873,000 in 1985 and $895,000
  in 1984) . . . . . . . . . . . . . . . . . . . . .         751,117                 572,429
Property, plant and equipment (Notes 2 and 5):
  Land . . . . . . . . . . . . . . . . . . . . . . .         197,745                 201,287
  Buildings and improvements . . . . . . . . . . . .       3,657,645               3,141,357
  Machinery and equipment  . . . . . . . . . . . . .       9,344,585               5,325,899
  Less - Accumulated depreciation  . . . . . . . . .      (2,862,369)             (1,697,714)
                                                           ---------               ---------
                                                          10,337,606               6,970,829

Other assets . . . . . . . . . . . . . . . . . . . .         956,814                 690,173
                                                           ---------                --------
      Total assets . . . . . . . . . . . . . . . . .    $ 40,150,290            $ 29,262,863
                                                          ----------              ----------
                                                          ----------              ----------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Note payable to bank (Note 5)  . . . . . . . . . .    $  3,000,000            $    168,333
  Accounts payable . . . . . . . . . . . . . . . . .       8,175,890               5,325,842
  Accrued payrolls . . . . . . . . . . . . . . . . .       1,168,537               1,551,340
  Other accrued liabilities  . . . . . . . . . . . .       1,641,062               1,517,538
  Current instalments of long-term debt (Note 5) . .         996,000                 537,000
                                                         -----------              ----------
      Total current liabilities  . . . . . . . . . .      14,981,489               9,100,053

Long-term debt (Note 5)  . . . . . . . . . . . . . .       9,690,404               6,357,057

Other long-term liabilities, primarily employee
  benefits (Note 4)  . . . . . . . . . . . . . . . .       1,638,800               1,285,300

Deferred federal income taxes (Notes 2 and 8)  . . .         429,000                 183,000

Shareholders' equity:
  Common stock - no par value, 3,370,992 issued
    and outstanding in 1985 and 3,064,579 in 1984
    (Note 10)  . . . . . . . . . . . . . . . . . . .      11,487,269               8,527,427
  Retained earnings  . . . . . . . . . . . . . . . .       2,351,409               4,000,236
  Cumulative translation adjustment (Note 2) . . . .        (428,081)               (190,210)
                                                          ----------              ----------
        Total shareholders' equity . . . . . . . . .      13,410,597              12,337,453
                                                          ----------              ----------
      Total liabilities and shareholders' equity  . .    $40,150,290            $ 29,262,863
                                                          ----------              ----------
                                                          ----------              ----------


* Certain amounts have been reclassified to conform with classifications adopted in 1985.

The accompanying notes are an integral part of this statement.


                                 EXHIBIT C(1)
                                      to
                           STOCK PURCHASE AGREEMENT

                       CONSOLIDATED STATEMENT OF INCOME

                                                   Year ended December 31,
                                              -------------------------------------
                                               1985           1984           1983
                                               ----           ----           ----
Net sales . . . . . . . . . . . . . . . .   $92,159,475    $86,025,167    $67,104,586
Other income  . . . . . . . . . . . . . .       327,981        245,955        332,172
                                             ----------     ----------     ----------
                                             92,487,456     86,271,122     67,436,758

Costs and expenses:
  Cost of goods sold  . . . . . . . . . .    79,958,102     70,764,799     54,780,487
  Selling, general and
    administrative expenses . . . . . . .     7,011,271      6,867,614      5,891,951
  Interest expense  . . . . . . . . . . .     1,135,703      1,468,609      1,569,465
                                             ----------     ----------     ----------
                                             88,105,076     79,101,022     62,241,903

Income before income taxes  . . . . . . .     4,382,380      7,170,100      5,194,855
Income tax provision (Notes 2 and 8). . .     1,845,000      3,300,000      2,413,000
                                             ----------     ----------     ----------
Net Income  . . . . . . . . . . . . . . .   $ 2,537,380    $ 3,870,100    $ 2,781,855
                                             ----------     ----------     ----------
                                             ----------     ----------     ----------
Net income per share (Notes 2 and 10) . .         $0.75          $1.27          $1.15
                                                 ------         ------         ------
                                                 ------         ------         ------


- -------------------
The accompanying notes are an integral part of this statement.

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY




                                                                                   Cumulative
                                 Shares            Common         Retained         Translation
                               Outstanding          Stock         Earnings         Adjustment         Total
                               -----------          -----         --------         ----------         -----
Balance at January
 1, 1983 . . . . . . . . .        25,000         $  250,000      $                 $               $  250,000
Net income . . . . . . . .                                        2,781,855                         2,781,855
Retirement of
 common stock  . . . . . .          (175)            (1,750)        (10,591)                          (12,341)
Eighty-for-one
 stock split . . . . . . .     1,961,175
Effect of exchange
 rate changes  . . . . . .                                                            (27,625)        (27,625)
                               ---------         ----------      ----------          --------       ---------
Balance at December
 31, 1983  . . . . . . . .     1,986,000            248,250       2,771,264           (27,625)      2,991,889

Net income . . . . . . . .                                        3,870,100                         3,870,100
Issuance of
 common stock  . . . . . .       800,000          6,474,017                                         6,474,017
Cash dividends . . . . . .                                         (835,968)                         (835,968)
Stock dividend
 declared  . . . . . . . .       278,579          1,805,160      (1,805,160)                              --
Effect of exchange                                                                   (162,585)       (162,585)
 rate changes. . . . . . .     ---------         ----------      ----------          --------        --------

Balance at December
 31, 1984  . . . . . . . .     3,064,579          8,527,427       4,000,236          (190,210)     12,337,453

Net income . . . . . . . .                                        2,537,380                         2,537,380
Cash dividends . . . . . .                                       (1,226,365)                       (1,226,365)
Stock dividend
 declared  . . . . . . . .       306,413          2,959,842      (2,959,842)                          --
Effect of exchange
 rate changes  . . . . . .                                                           (237,871)       (237,871)
                               ---------         ----------      ----------          --------        --------

Balance at December
 31, 1985  . . . . . . . .     3,370,992         $11,487,269     $2,351,409        $ (428,081)     $13,410,597
                               ---------         ----------      ----------        ----------       ----------
                               ---------         ----------      ----------        ----------       ----------



The accompanying notes are an integral part of this statement.

           CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION


                                                                      Year Ended December 31,
                                                                      -----------------------
                                                          1985                 1984*                1983*
                                                          ----                 ----                 ----
Financial resources were provided by:
  Net income . . . . . . . . . . . . . . . . . . .     $ 2,537,380         $  3,870,100         $ 2,781,855
  Add (deduct) income charges (credits) not
    affecting working capital:
       Depreciation  . . . . . . . . . . . . . . .       1,225,916              946,038             794,258
       Deferred taxes  . . . . . . . . . . . . . .         246,000               64,000             119,000
       Other . . . . . . . . . . . . . . . . . . .          11,468               34,618             (23,378)
                                                       -----------          -----------         -----------
Working capital provided by operations . . . . . .       4,020,764            4,914,756           3,671,735

Financial resources used for investment
  activities:
  Purchase of properties . . . . . . . . . . . . .      (4,750,644)          (2,630,483)           (859,555)
  Other. . . . . . . . . . . . . . . . . . . . . .        (183,217)            (754,356)            165,788
                                                       -----------          -----------         -----------
                                                        (4,933,861)          (3,384,839)           (693,767)

Financial resources used for cash dividends  . . .      (1,226,365)            (835,968)             --

Financial resources provided from
  financing activities:
    Issuance of long-term debt . . . . . . . . . .       5,264,052            8,200,000              --
    Common stock issued  . . . . . . . . . . . . .          --                6,474,017              --
    Reduction of long-term debt  . . . . . . . . .      (1,930,705)          (6,610,286)         (1,513,339)
    Repurchase of common stock . . . . . . . . . .          --                   --                 (12,341)
                                                       -----------          -----------         -----------
                                                         3,333,347            8,063,731          (1,525,680)

Net increase in working capital  . . . . . . . . .       1,193,885            8,757,680           1,452,288
    Working capital at beginning of year . . . . .      11,929,379            3,171,699           1,719,411
                                                       -----------          -----------         -----------
    Working capital at end of year . . . . . . . .     $13,123,264          $11,929,379         $ 3,171,699
                                                       -----------          -----------         -----------
                                                       -----------          -----------         -----------

ANALYSIS OF CHANGES IN WORKING CAPITAL
Increase (decrease) in current assets:
  Cash . . . . . . . . . . . . . . . . . . . . . .     $   751,482           $  (38,560)        $(3,625,696)
  Accounts receivable  . . . . . . . . . . . . . .       3,030,359              669,773           4,544,745
  Customer tooling to be billed  . . . . . . . . .       1,447,950              442,276             338,428
  Inventories  . . . . . . . . . . . . . . . . . .       1,493,457              177,892           2,937,062
  Prepaid expenses . . . . . . . . . . . . . . . .         352,073               26,818             (11,107)
                                                       -----------          -----------         -----------
                                                         7,075,321            1,278,199           4,183,432
                                                       -----------          -----------         -----------

(Increase) decrease in current liabilities:
  Note payable to bank . . . . . . . . . . . . . .      (2,831,667)           6,341,601           1,188,841
  Account payable  . . . . . . . . . . . . . . . .      (2,850,048)            (494,545)         (3,436,029)
  Accrued payrolls . . . . . . . . . . . . . . . .         382,803              (96,848)             42,465
  Other accrued liabilities  . . . . . . . . . . .        (123,524)            (520,864)             --
  Income taxes . . . . . . . . . . . . . . . . . .         --                 1,258,137             386,427
  Current installments on long-term debt . . . . .        (459,000)             992,000            (912,848)
                                                       -----------          -----------         -----------
                                                        (5,881,436)           7,479,481          (2,731,144)
                                                       -----------          -----------         -----------
Net increase in working capital  . . . . . . . . .     $ 1,193,885          $ 8,757,680         $ 1,452,288
                                                       -----------          -----------         -----------
                                                       -----------          -----------         -----------


*Certain amounts have been reclassified to conform with classifications adopted in 1985.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1-DESCRIPTION OF BUSINESS:

Excel Industries, Inc. (the Company) is engaged in the manufacture and sale of a broad line of window assemblies. The Company's products are used in the manufacture of automobiles, heavy and light trucks, buses and recreational vehicles.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions, profits and balances are eliminated.

Currency translation

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 52, whereby the assets and liabilities of the Company's Canadian subsidiary are translated at rates of exchange in effect at year-end and the income statement is translated at the average rates of exchange for the year. Gains and losses resulting from translation are accumulated in a separate component of shareholders' equity.

Net income per share

Net income per share was computed using the weighted average number of shares outstanding during the period after giving retroactive effect to the stock split and stock dividends discussed in Note 10. The weighted average number of shares was 3,370,992 in 1985, 3,048,393 in 1984 and 2,414,289 in 1983.

During April 1984, the Company sold 800,000 shares of common stock and retired existing indebtedness. If this transaction had occurred as of January 1, 1984, earnings per share would have been $1.20 for 1984 due to the increased number of shares.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in first-out (LIFO) method for domestic inventories and the first-in, first-out (FIFO) method for Canadian inventories.

Properties

Plant and equipment are carried at cost and include expenditures for new facilities and those which substantially increase the useful lives of existing plant and equipment. Maintenance and repairs are charged to expense. When properties are retired or otherwise disposed, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is included in income.

Depreciation

The Company provides for depreciation of plant and equipment using methods and rates designed to amortize the cost of such equipment over its useful life. Depreciation is computed principally on accelerated methods for new plant and equipment and the straight-line method for used equipment. The estimated useful lives of buildings and improvements range from 10 to 40 years, and 2 to 20 years for machinery and equipment.

Income taxes

Deferred income taxes are provided for items reported in the statement of income in periods which differ from those in which they are subject to taxation. The primary items which are accounted for differently for income tax purposes are depreciation and expense recognition with respect to certain accruals.

  Investment tax credits are accounted for under the "flow through" method. Such credits were approximately $110,000 in 1985, $115,000 in 1984 and minimal in 1983.

Research and development

Research and development expenditures are charged to operations as incurred.

NOTE 3-INVENTORIES:

Inventories consist of the following:


                                                        December 31,
                                                        ------------
                                                   1985             1984
                                                   ----             ----
Raw materials....................                $ 5,863,756    $ 5,273,684
Work in process and
  finished goods ................                  5,118,940      4,215,555
                                                 -----------    -----------
                                                 $10,982,696    $ 9,489,239
                                                 -----------    -----------
                                                 -----------    -----------


  At December 31, 1985 the current cost of inventories exceeded the LIFO inventory value by $234,000. In 1984 the LIFO inventory value approximated current cost.

NOTE 4-PENSION AND OTHER EMPLOYEE BENEFIT PLANS:

The Company and its subsidiaries have pension plans covering substantially all of their employees. Total pension expense for 1985, 1984 and 1983 was $316,000, $248,000 and $270,000 respectively, which includes amortization of prior service costs over periods not to exceed 30 years. It is generally the Company's policy to make annual contributions to the plans in amounts sufficient to satisfy the minimum funding requirements of ERISA. Accumulated plan benefits and plan net assets for the Company's domestic defined benefit plans as of the most recent valuation dates (January 1, 1985 for the current year) follow:

                                        1985          1984         1983
                                        ----          ----         ----
Actuarial present value of
accumulated plan benefits:
  Vested . . . . . . . . . . . . . . $10,008,000  $ 9,708,000  $ 9,760,000
  Non-vested . . . . . . . . . . . .     330,000      347,000      490,000
                                     -----------  -----------  -----------
                                     $10,338,000  $10,055,000  $10,250,000
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------
Net assets available for
benefits . . . . . . . . . . . . . . $11,180,000  $11,088,000  $11,290,000
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------

  The assumed rate of return used in determining the actuarial present value of accumulated plan benefits was primarily 7.5% in 1985 and 1984, and 7% in 1983 for active plans. The Company's Canadian pension plan is not required to report to certain governmental agencies pursuant to ERISA. For that plan, the actuarially computed value of vested benefits as of December 31, 1985 did not exceed pension funds and balance sheet accruals.
  The Company has a plan, which provides deferred compensation and death benefits for certain existing and former officers. The estimated present value of the ultimate liability to the officers is accrued at December 31, 1985.

NOTE 5-LONG-TERM AND SHORT-TERM DEBT:
Following is a summary of long-term debt of the Company:

                                        1985            1984
                                        ----            ----
Term loan . . . . . . . . . . . .   $ 3,150,000       $3,325,000
Revolving credit agreement  . . .     3,500,000        2,300,000
Industrial Revenue Bonds  . . . .     2,838,095        1,128,571
Canadian borrowings . . . . . . .     1,198,309          140,486
                                    -----------       ----------
                                     10,686,404        6,894,057
Less-current portion  . . . . . .      (996,000)        (537,000)
                                    -----------       ----------
                                    $ 9,690,404       $6,357,057
                                    -----------       ----------
                                    -----------       ----------


  In 1984 the Company entered into a financing arrangement with a bank providing for long-term financing on a combination revolving and term basis, with interest at 1/4% above the prime lending rate. The interest rate was 9.75% at December 31, 1985.
  This arrangement includes a revolving credit agreement of $3.5 million which expires on July 25, 1987. The Company was utilizing the entire line of credit at December 31, 1985. The Company is obligated to pay a commitment fee of 1/2% per annum on any unused portion.
  The agreement with the bank requires that the Company maintain certain working capital and equity levels. The Company may declare and pay cash dividends, provided they do not exceed 50% of consolidated net income for the fiscal year.
  The Industrial Revenue Bonds bear interest at approximately 75% of the prime lending rate. The bonds are secured by assets with a book value of approximately $2.8 million.
  Long-term debt maturities are $5,081,000 in 1987, $996,000 in 1988, $1,029,000
in 1989, $807,000 in 1990 and $1,777,000 thereafter.
  In 1985, the Company entered into a short-term line of credit arrangement with a bank whereby interest is charged at the prime lending rate. At December 31, 1985, the Company has used $3 million of this $5 million line.
  Maximum short-term borrowings during the year were $3,000,000 outstanding at December 31, 1985.

NOTE 6-CONTINGENCIES:

A chemical cleaning compound, trichloroethylene ("TCE"), has been found in the soil and groundwater on the Company's property in Elkhart, Indiana, and, in 1981, TCE was found in a well field of the City of Elkhart in close proximity to the Company's facility. The City removed certain production wells from service and installed interceptor wells intended to prevent further contamination. However, the EPA and the State of Indiana have insisted upon a more permanent solution. The Company engaged a private engineering firm to study the problem and has proposed a plan for remedial action. Although there has been no claim of any negligence on the part of the Company, the Company may be liable for the entire cost of any remedial action. The Company believes that adequate provisions have been recorded for the cost to be incurred.

     There are claims and pending legal proceedings against the Company and its subsidiaries with respect to taxes, workmen's compensation, warranties, and other matters arising out of the ordinary conduct of the business. The ultimate result of these claims and proceedings at December 31, 1985 is not determinable, but, in the opinion of management, adequate provision for anticipated costs has been made or insurance coverage exists to cover such costs.

NOTE 7 - LEASES:
The Company leases certain of its manufacturing facilities, sales offices, transportation and other equipment. Total rental expense for all leases, except those with terms of a month or less, was approximately $503,000 in 1985, $463,000 in 1984 and $460,000 in 1983. Lease commitments for future years are for lesser amounts.

NOTE 8 - INCOME TAXES:
Pre-tax income reported by U.S. and Canadian subsidiaries was as follows:

                          1985           1984          1983
                          ----           ----          ----
United States . . . .   $1,777,929    $3,449,214    $2,516,655
Canada  . . . . . . .    2,604,451     3,720,886     2,678,200
                         ---------     ---------     ---------
                        $4,382,380    $7,170,100    $5,194,855
                         ---------     ---------     ---------
                         ---------     ---------     ---------

The provision for income taxes is summarized below:

                          1985           1984          1983
                          ----           ----          ----
Current:
  U.S. Federal. . . .   $  566,000    $1,599,000    $  827,000
  Canadian  . . . . .    1,019,000     1,330,000     1,268,000
  State   . . . . . .      158,000       270,000       253,000
                         ---------     ---------     ---------
                        $1,743,000    $3,199,000    $2,348,000
Deferred:
  Accelerated
    depreciation  . .      266,000       126,000       119,000
  Accrued expenses
    deductible
    when paid   . . .       13,000      (248,000)     (162,000)
Other . . . . . . . .     (177,000)      223,000       108,000
                         ---------     ---------     ---------
                           102,000       101,000        65,000
                         ---------     ---------     ---------
                        $1,845,000    $3,300,000    $2,413,000
                         ---------     ---------     ---------
                         ---------     ---------     ---------

     The provision for income taxes computed by applying the Federal statutory rate to income before taxes is reconciled to the recorded provision as follows:


                                            1985           1984          1983
                                            ----           ----          ----
United States statutory tax rate . . . .    46.0%         46.0%           46.0%
State income taxes, net of
  Federal benefit  . . . . . . . . . . .     1.9           2.0             2.6
FSC/DISC benefit   . . . . . . . . . . .     (.4)         (1.1)            (.9)
Investment tax credit earned
  in current year  . . . . . . . . . . .    (2.5)         (1.6)              --
Canadian earnings subject to
  tax at a reduced rate  . . . . . . . .    (4.3)         (1.1)              --
Other  . . . . . . . . . . . . . . . . .     1.3           1.8            (1.3)
                                           -----         -----             ----
                                            42.0%         46.0%           46.4%
                                           -----         -----             ----
                                           -----         -----             ----


     The Company has not provided U.S. income taxes on the undistributed earnings of its Canadian subsidiary except to the extent dividends are anticipated. The amount of undistributed earnings of its Canadian subsidiary at December 31, 1985, from which dividends are not anticipated, was $5,400,000. Generally, such earnings have been reinvested in Canada and tax credits are available to substantially offset U.S. taxes on remittances.

NOTE 9 - SEGMENT INFORMATION AND MAJOR CUSTOMERS:
The Company operates in predominately one industry segment, the design, engineering and manufacture of components sold to manufacturers in the ground transportation industry.

     The Company, through its subsidiaries, operates in two countries: the United States and Canada. The Company's Canadian subsidiary had net sales of $22,196,000 in 1985, $27,170,000 in 1984 and $21,605,000 in 1983. Total assets of the Canadian subsidiary were approximately $9,250,000 in 1985, $7,600,000 at December 31, 1984 and $11,000,000 at December 31, 1983. Intercompany sales were insignificant.

     Sales to three major customers, Ford Motor Company, General Motors Corporation and Chrysler Corporation, were approximately 29%, 19% and 12% respectively of the Company's net sales in 1985 as compared to 24%, 20%, and 15% in 1984. Sales to each of two major customers, General Motors Corporation and Ford Motor Company were approximately 25% of net sales in 1983. Sales to customers outside of the United States and Canada were not significant.

NOTE 10-COMMON STOCK:

On January 19, 1984, the Board of Directors authorized an eighty to one stock split with respect to the shares of common stock outstanding as of February 1, 1984. Stock dividends of 10% each were declared on December 14, 1984 and December 19, 1985. Average shares outstanding and all per share amounts included in the financial statements and notes are based on the increased number of shares giving effect to the stock split and stock dividends. Shares outstanding at December 31, 1983 have been restated to give retroactive effect to the stock split.

  In 1984, the Board and shareholders adopted an incentive stock option plan for key employees and reserved 100,000 shares of common stock for this purpose. This amount was increased to 121,000 shares with the stock dividends. The plan provides that the purchase price shall be no less than the fair market value of a share of common stock of the Company on the date on which the option is granted. During 1985, 24,200 options were granted at an average grant price of $8.36. Total options granted were 33,880 at an average grant price of $7.87 through December 31, 1985. At December 31, 1985 all options are exercisable, but none have been exercised.

NOTE 11-SUBSEQUENT EVENT:

During January, 1986, the Company purchased certain assets of the Jacksonville, Florida Division of Irvin Industries, Inc. The purchase price was approximately $13 million, subject to revision upon final audit.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
and Shareholders of
Excel Industries, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of changes in financial position present fairly the financial position of Excel Industries, Inc. and its subsidiaries at December 31,1985 and December 31, 1984 and the results of their operations and changes in their financial position for each of the three years in the period ended December 31, 1985, in conformity with generally accepted accounting principles consistently applied. Our examinations of these statements were made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.



                                           /s/  PRICE WATERHOUSE
                                              -----------------------
                                                Price Waterhouse
                                                South Bend, Indiana
                                                February 19, 1986

                             EXCEL INDUSTRIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                           (in thousands of dollars)



                                           June 30       December 31
                                            1986            1985
                                          ---------     -----------
                                          (Unaudited)   (Unaudited)
ASSETS:
Current Assets
   Cash                                    $   126       $   951
   Accounts receivable, less allowances
   of (1986-$143;1985-$156)                 19,318        13,615
   Customer tooling to be billed             2,418         1,973
   Inventories (Note 2)                     16,811        11,414
   Other current assets                        602           498
                                           -------       -------
      Total current assets                  39,275        28,451

Property, Plant and Equipment,
   less accumulated depreciation of
      (1986-$4,461;1985-$3,033)             21,851        10,652

Other Assets                                   842         1,708
                                           -------       -------
                                           $61,968       $40,811
                                           -------       -------
                                           -------       -------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
   Note payable to bank                    $ 3,558       $ 3,000
   Accounts payable                         11,885         8,278
   Accrued liabilities                       3,709         2,917
   Current installments on long-term debt    1,221         1,010
                                           -------       -------
       Total current liabilities            20,373        15,205

Long-term debt                              23,746         9,880
Other long-term liabilities                  1,665         1,639
Deferred income taxes                          489           429

Stockholders' equity
   Common stock-authorized 20,000,000
   shares without par value; issued
   3,472,000 shares                         11,508        11,500
   Retained earnings                         4,580         2,586
   Cumulative foreign translation adjust-
     ment                                     (393)         (428)
                                           -------       -------
                                            15,695        13,658

                                           $61,968       $40,811
                                           -------       -------
                                           -------       -------



NOTE: The balance sheet at December 31, 1985 has been restated to reflect the pooling of interests with Urethane Technology, Inc.

                                  EXHIBIT C(2)
                                       to
                        Page 1  Stock Purchase Agreement

                             EXCEL INDUSTRIES, INC.
                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (thousands, except per share amounts)


                                        Three Months Ended
                                              June 30


                                        1986         1985
                                        ----         ----
Net sales                             $34,230      $22,519
Other income                              115           80
                                       ------       ------
                                       34,345       22,599


Costs and expenses:
  Cost of goods sold                   29,195       19,241
  Selling and administrative            2,080        1,969
  Interest                                685          263
                                       ------       ------
                                       31,960       21,473
                                       ------       ------

Income before income taxes              2,385        1,126
Provision for taxes on income           1,105          564
                                        -----        -----

Net income                            $ 1,280      $   562
                                        -----      -------
                                        -----      -------

Net income per share                  $   .37      $   .16*
                                      -------      -------
Cash dividends per share              $   .10      $   .09*
                                       ------       ------
Average shares outstanding              3,471        3,471*


                                        Six Months Ended
                                            June 30

                                         1986         1985
                                         ----         ----
Net sales                             $70,578      $43,647
Other income                              168          150
                                       -------      ------
                                       70,746       43,797

Costs and expenses:
  Cost of goods sold                   60,256       36,853
  Selling and administrative            4,100        3,963
  Interest                              1,373          463
                                       ------       ------
                                       65,729       41,279
                                       ------       ------

Income before income taxes              5,017        2,518
Provision for taxes on income           2,338        1,180
                                       ------        -----

Net income                             $2,679       $1,338
                                        -----        -----
                                        -----        -----

Net income per share                   $  .77       $  .38*
                                        -----        -----
Cash dividends per share               $  .20       $  .18*
                                        -----        -----
Average shares outstanding              3,471        3,471*

* Adjusted for January 27, 1986 10% stock dividend

NOTE: Prior periods have been restated to reflect the pooling of interests with Urethane Technology, Inc.

                             EXCEL INDUSTRIES, INC.
                       CONSOLIDATED STATEMENT OF CHANGES
                       IN FINANCIAL POSITION (UNAUDITED)
                           (in thousands of dollars)


                                           Six Months Ended
                                         June 30      June 30
                                           1986         1985
                                         -------      -------
Financial Resources were provided by -
  Operations:
    Net income                           $ 2,679      $ 1,338
    Depreciation                           1,428          609
    Deferred income taxes                     60           60
                                           -----        -----
                                           4,167        2,007
                                           -----        -----
Financing Activities:
  Bridge loan for acquisition             10,000           -
  Utilization of revenue bond funds          896          600
  Revolving credit drawdown                 -           1,200
  Miscellaneous                              298          213
                                          ------        -----
                                          11,194        2,013
                                          ------        -----
Total Financial Resources Available       15,361        4,020

Financial Resources were used for:
  Additions to properties - net            3,299        2,716
  Dividends paid or declared                 685          613
  Reduction in long-term debt                581           80
  Noncurrent assets and liabilities
    of acquired business:
     Properties:                           9,312           -
     Long-term debt                       (4,300)          -
     Other                                   112           -
  Miscellaneous                               16          219
                                          ------        -----
                                           9,705        3,628
                                          ------        -----
Increase in working capital                5,656          392
Working capital:
  Beginning of year                       13,246       11,974
                                          ------        -----
  End of second quarter                  $18,902      $12,366
                                          ------        -----
                                          ------        -----

ANALYSIS OF CHANGES IN WORKING CAPITAL

Working capital of acquired business     $ 3,757      $    -
                                          ------        -----
Increase (decrease) in current assets:
  Cash                                      (825)         (23)
  Accounts receivable                      5,703        1,908
  Customer tooling to be billed              445          529
  Inventories                              1,227        2,162
  Prepaid expenses                            88          171
                                          ------        -----
                                           6,638        4,747
(Increase) decrease in current liabilities:
  Note payable to bank                      (558)        (332)
  Accounts payable                        (3,607)      (3,671)
  Accrued liabilities                       (792)        (352)
  Current installments on long-term debt     218           -
                                          ------        -----
                                          (4,739)      (4,355)
                                          ------        -----
Increase in working capital              $ 5,656     $    392
                                          ------        -----
                                          ------        -----

NOTE: Prior periods have been restated to reflect the pooling of interests with Urethane Technology, Inc.

                             EXCEL INDUSTRIES, INC.
                   Notes to Consolidated Financial Statements




Note 1 - Basis of Presentation:


         The financial statements have been prepared from
the unaudited financial records of the Company.   In the
opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been reflected.



Note 2 - Inventories:


         Inventories consist of the following:


                                    June 30       December 31
                                      1986           1985
                                    -------       -----------
         Raw materials               $9,968           $5,907

         Work in process and
            finished goods            6,843            5,507
                                    -------          -------
                                    $16,811          $11,414
                                    -------          -------
                                    -------          -------




Note 3 - Contingencies:


         A chemical cleaning compound, trichloroethylene ("TCE"), has been found in the soil and groundwater on the Company's property in Elkhart, Indiana, and, in 1981, TCE was found in a well field of the City of Elkhart close to
the Company's facility.   The City removed certain production
wells from service and installed interceptor wells intended
to prevent further contamination.   However, the EPA and the
State of Indiana have insisted upon a more permanent solution. The Company engaged a private engineering firm to study the
problem and has proposed a plan for remedial action.   Although
there has been no claim of any negligence on the part of the Company, the Company may be liable for the entire cost of
any remedial action.   The Company believes that adequate
provisions have been recorded for the cost to be incurred.

                                   EXHIBIT D
                                       TO
                            STOCK PURCHASE AGREEMENT



                              REGISTRATION RIGHTS


    Set forth below are the rights and obligations of Excel Industries, Inc. (the "Company") and Ford Motor Company ("Ford"),
pursuant to the Stock Purchase Agreement, dated August    ,  1986
(the "Agreement"), with regard to the registration of securities of the Company.

    1.    Definitions.

          (a) All capitalized terms used herein without defini-tion shall have the respective meanings specified therefor in the "Agreement".

          (b) "Commission" shall mean the Securities and Exchange
    Commission or any other federal agency at the time adminis-tering the Securities Act.

          (c) "Common Stock" shall mean the common stock of the Company.

          (d) "Holder" shall mean Ford and any permitted trans-feree or assignee of Ford meeting the conditions set forth in
    Section 8 hereof.

          (e) "Registrable Securities" shall mean the Common Stock of the Company issued to Ford pursuant to the Agreement and the Stock Exchange Agreement and Plan of Reorganization at or after the Closing and all shares of Common Stock issued as a result of pro rata adjustments with respect to such Common Stock.

         (f) "Securities Act" shall mean the Securities Act of
    1933.

    2. Registration on Request. Upon the written request by a Holder that the Company effect the registration under the Securities Act of all or part of such Holder's Registrable Securities, the Company will promptly thereupon use its good faith reasonable efforts to effect the registration under the Securities Act of the Registrable Securities. Any such request shall specify the intended methods of disposition of such Registrable Securities to the extent required to permit the disposition of such Registrable Securities in accordance with the intended methods of disposition.

    Each registration requested pursuant to this Section 2 shall be effected by the filing of a registration statement on Form S-1 (or any other form which such Holder may reasonably select). The Company shall not register any class of securities similar to the Registrable Securities for sale for its own account or for the account of any other person until the expiration of 120 days after the effectiveness of any registration requested pursuant to this Section 2.

    A registration requested pursuant to this Section 2 will not be deemed to have been effected unless it has been declared effective by the Commission, provided that a registration which does not become effective after the Company has filed a registra-tion statement with respect thereto solely by reason of the refusal to proceed of the Holder requesting such registration (other than any refusal to proceed based upon the advice of such

Holder's counsel that the registration statement, or the pro-spectus contained therein, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing) shall be deemed to have been effected by the Company at the request of such Holder.

    The Holder requesting the registration shall pay all reason-able expenses of registration in connection with each registra-tion effected pursuant to this Section 2.

    3. Incidental Registration. If the Company proposes to register any of its Common Stock under the Securities Act whether or not for sale for its own account (other than in connection with the Company Incentive Stock Option Plan or any employee benefit plan) in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act, it will give written notice to each Holder of its intention to do so, specifying the form and manner and the other relevant facts involved in such proposed registration. Upon the written request of any Holder, delivered to the Company within 30 days after any such notice is given (which request shall specify the number of Registrable Securities intended to be disposed of by such Holder and the intended methods of disposition thereof), the Company will use its good faith reasonable efforts to effect the registration under the Securities Act of all the Registrable Securities which the Company has been so requested to register by one or more Holders, to the extent required to permit the disposition (in accordance with the intended methods of disposition thereof as aforesaid) of the Registrable Securities so to be registered. The Company shall pay all expenses in connection with any registration under this Section 3 except for those incremental expenses directly attributable to the inclusion of Registrable Securities requested under this Section 3, which incremental expenses shall be paid by the Holders of such Registrable Securities.

     4. Registration Procedures. Whenever the Company is required to use its good faith reasonable efforts to effect the registra-tion of any Registrable Securities under the Securities Act as provided in Sections 2 or 3, the Company shall, as expeditiously as reasonably possible:

          (a) prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its good faith reasonable efforts to cause such registration statement to become effective;

          (b) prepare and file with the Commission such amend-ments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Holder set forth in such registration statement, but in no event for a period of more than 120 days after such registration becomes effective;

     (c) furnish to each Holder such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits) such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, and such other documents, as such Holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holder;

     (d) use its good faith reasonable efforts to register
or   qualify  the  Registrable  Securities  covered  by  such
registration statement under such other securities or blue sky laws of such jurisdictions as such Holder shall request, and do any and all other acts and things which may be necessary or advisable to enable such Holder to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Holder, provided that the Company shall not be required to qualify generally to do business as a foreign corporation in any jurisdiction where it would not be required but for this Section 4(d), or to subject itself to taxation in any such jurisdiction;

     (e) furnish to each Holder a signed original, addressed to such Holder, of (i) an opinion of counsel for the Company, dated the effective date of such registration statement, and
(ii) a "comfort" letter signed by the independent public accountants who have certified the Company's financial state-ments included in such registration statement, covering substantially the same matters with respect to such regis-tration statement (and the prospectus included therein) and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in underwritten public offerings of securities;

     (f) notify such Holder of any such securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of such Holder, prepare and furnish to such Holder a number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the state-ments therein not misleading in light of the circumstances then existing;

         (g) otherwise use its good faith reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its securities holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first month of the first fiscal quarter after the effective date of such registration state-ment, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act; and

         (h) use its good faith reasonable efforts to obtain, or maintain, the listing of such Registrable Securities on the American Stock Exchange or on a comparable national securities exchange.

    The Company may require of each Holder, with regard to any Registrable Securities as to which any registration is being effected, to furnish the Company such information regarding each such Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing and as shall be required by law or by the Commission in connection therewith.

    5.1 Underwriting Agreement. If requested by the underwriters for any underwritten offering by a Holder of Registrable Secur-ities pursuant to a registration requested under Section 2, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to contain such representations and warranties by the Company and such other terms and provisions as are customarily contained in such agree-ments, including, without limitation, indemnities to the effect and to the extent provided in Section 7. Such Holder, as the holder of Registrable Securities to be distributed by such under-writers, shall be a party to such underwriting agreement and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such under-writers shall also be made to and for the benefit of such Holder and the conditions precedent to the obligations of such Holder under such underwriting agreement shall be satisfactory to such Holder.

    5.2 Incidental Underwritten Offerings. If the Company at any time proposes to register any of its securities under the Securities Act for sale for its own account and such securities are to be distributed by or through one or more underwriters, the Company will use its good faith reasonable efforts, if required by a Holder pursuant to Section 3, to arrange for such under-writers to include the Registrable Securities to be offered and sold by such Holder among those to be distributed by such under-writers. Such Holder shall be a party to the underwriting agreement between the Company and such underwriters and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such under-writers shall also be made to and for the benefit of such Holder and the conditions precedent to the obligations of such Holder under such underwriting agreement shall be satisfactory to such Holder.

    5.3  Limitations.   If the Company determines that the number
of shares of Common Stock to be registered pursuant to Section 3 or Section 5.2 should be limited due to market conditions or based on other reasonable considerations, the applicable regis-tration statement shall cover only Common Stock to be sold by the Company plus such number of Registrable Securities of Holders as the Company may reasonably determine may be sold without adversely affecting the sale of Common Stock by the Company.

    6. Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement registering Registrable Securities under the Securities Act, the Company will give each Holder and its underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus contained therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such reasonable access to its books and records and such reasonable opportunities to discuss the business of the Company with its officers and the independent certified public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

     7.    INDEMNIFICATIONS

     7.1 Indemnification by the Company. In the event of any registration of any Registrable Securities under the Securities Act pursuant to Sections 2 or 3, the Company will, and hereby does, indemnify and hold harmless each Holder of such Registrable

Securities, its directors and officers, each other person who participates on behalf of such Holder as an underwriter, broker or dealer in the offering or sale of such securities and each other person, if any, who controls such Holder or any such participating person within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such Holder or any such director or officer or participating or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (a) any untrue statement or allegedly untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not mislead-ing; and the Company will reimburse such Holder and each such director, officer, participating person and controlling person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding, provided that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or allegedly untrue statement or omission or alleged omission made in such registration statement,
any  such   preliminary   prospectus,  final  prospectus,   summary
prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such Holder specifically
stating  that  it  is for use  in  the preparation thereof.    Such
indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any such director, officer, participating person or controlling person and shall survive the transfer of such securities by such Holder.

    7.2 Indemnification by the Holder. The Company may require, as a condition to including any Registrable Securities in any registration statement filed pursuant to the provisions of this Exhibit D, that the Company shall have received an undertaking satisfactory to it from each Holder seeking registration, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 7.1) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each other person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement in or omission from such regis-tration statement, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, if such statement or omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by such Holder specifically stating that it is for use in the preparation of such registra-tion statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such Holder.

        7.3 Notices of Claim, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 7, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action, provided that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section #7, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

    7.4 Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 7 (with appropriate modifications) shall be given by the Company and any Holder seeking registration of Registrable Securities with respect to any required registration or other qualification of such Registrable Securities under any Federal or state law or regulation of governmental authority other than the Securities Act.

    8. Assignment of Registration Rights. The rights and obligations set forth in this Exhibit D may be assigned by a Holder to a transferee or assignee of not less than 100,000 shares, adjusted for stock dividends, stock splits and other pro rata adjustments, of Registrable Securities provided such transfer or assignment is made in accordance with the provisions of Section 13.9 of the Stock Purchase Agreement.

    9. Rights Granted to Other Investors. From and after the date of the Stock Purchase Agreement, the Company may not grant to any other investor in the Company demand rights of registra-tion unless (i) such rights are limited to shares of Common Stock, and (ii) each Holder of Registrable Securities is given enforceable rights to participate in registrations requested by such investors on a pro rata basis with all of the holders of Common Stock entitled to inclusion in any such registration.

10.  Notices.  All notices, demands, requests, consents,
approvals   or   other   communications   (collectively   "Notices")
required or permitted to be given hereunder or which are given with respect to this Exhibit D shall be in writing and shall be delivered or sent as provided in Paragraph 13.1 of the Stock
Purchase Agreement of which this Exhibit D is a part.

                                                                       EXHIBIT B





                            STOCK EXCHANGE AGREEMENT

                                      AND

                             PLAN OF REORGANIZATION

                                     AMONG

                             EXCEL INDUSTRIES, INC.

                                      AND

                               FORD MOTOR COMPANY

                                      AND

                             MODULAR CONCEPTS, INC.





                          Dated as of August 19, 1986

                               TABLE OF CONTENTS

                                                           Page
Recitals ...............................................     1
SECTION 1.  EXCHANGE OF STOCK...........................     1
  Section 1.1.     Transfer of MCI Stock................     1
  Section 1.2.     Transfer of Excel Stock..............     2
  Section 1.3.     Closing Date.........................     2
SECTION   2. REPRESENTATIONS AND WARRANTIES.............     2
  Section 2.1.     Representations and Warranties
                   of Ford..............................     2
          2.1(a)   Due Organization and Corporate
                   Authority of Ford....................     2
          2.1(b)   Due Organization and Corporate
                   Authority of MCI.....................     2
          2.1(c)   Capitalization of MCI................     3
          2.1(d)   Marketable Title and
                   Condition of Assets..................     4
          2.1(e)   Books and Records of MCI.............     5
          2.1(f)   Authorization........................     5
          2.1(g)   Absence of Conflicts.................     6
          2.1(h)   Consents.............................     6
          2.1(i)   Due Execution........................     7
          2.1(j)   Financial Statements of MCI..........     7
          2.1(k)   Absence of Undisclosed Liabilities...     8
          2.1(l)   Inventory............................     8
          2.1(m)   Leases...............................     8
          2.1(n)   Contracts............................     9
          2.1(o)   Absence of Changes in Business.......     9
          2.1(p)   Patents and Trademarks...............    11
          2.1(q)   Taxes................................    12
          2.1(r)   Product Warranties...................    12
          2.1(s)   MCI Disclosure Exhibit...............    13
          2.1(s)1  Land; Facilities.....................    13
          2.1(s)2  Patents and Trademarks...............    13
          2.1(s)3  Noncompetition Agreements............    13
          2.1(s)4  Material Contracts...................    13
          2.1(s)5  Material Obligations.................    14
          2.1(s)6  Business-Related Agreements..........    14
          2.1(s)7  Capital Commitments..................    14
          2.1(s)8  Machinery and Equipment..............    14
          2.1(s)9  Government Authorizations............    14
          2.1(s)10 Employees............................    14
          2.1(s)11 Employment Contracts.................    15
          2.1(s)12 Investment Interests.................    15

                                                        Page
         2.1(s)13 Product Warranty.....................    15
         2.1(s)14 Insurance............................    15
         2.1(s)15 Bank Accounts........................    15
         2.1(t)   Compliance With Environmental,
                  Health, Safety and Similar Laws......    15
         2.1(u)   Compliance With Other Laws;
                  Governmental Authorizations
                  and Regulations......................    16
         2.1(v)   Litigation and Related Matters.......    17
         2.1(w)   Brokers and Finders..................    18
         2.1(x)   Powers of Attorney...................    18
         2.1(y)   Employee Relations Matters...........    18
         2.1(y)1  Employee Organizations...............    18
         2.1(y)2  ERISA. ..............................    18
                  (A) Pension Benefit Plans Generally..    18
                  (B) ERISA Title IV Considerations....    19
                  (C) Common-Control Enterprises.......    19
                  (D) Prohibited Transactions..........    19
                  (E) Employee Benefit Plan Claims
                      Liability.........................   19
                  (F) Reports and Disclosure...........    19
         2.1(y)3  OSHA, NLRA and Related Matters.......    19
         2.1(y)4  Worker's Compensation................    20
         2.1(z)   No Omission of Material Facts........    20
         2.1(aa)  Documents True and Complete..........    20
         2.1(bb)  Incorporation of Investment
                  Representations......................    21

Section 2.2.      Representations and Warranties
                  of Excel.............................    21

         2.2(a)   Valid Issuance of Shares.............    21
         2.2(b)   Authorization........................    21
         2.2(c)   Absence of Conflicts.................    22
         2.2(d)   Consents.............................    22
         2.2(e)   Due Execution........................    23
         2.2(f)   Incorporation of Other
                  Representations and Warranties.......    23
         2.2(g)   No Omission of Material Facts........    23
         2.2(h)   Securities Representations and
                  Warranties of Excel..................    23
         2.2(h)1  Acquired for Own Account.............    23
         2.2(h)2  No Agreement to Sell MCI Shares......    23
         2.2(h)3  No Registration......................    23
         2.2(h)4  Restricted Securities................    24
         2.2(h)5  Availability of Records; Risk
                  Factors..............................    24

Section 2.3.      Survival of Representations
                  and Warranties.......................    24

                                                           Page
SECTION 3.  COVENANTS OF FORD AND MCI PENDING CLOSING...     25

   Section 3.1.     Operation of Business................    25

           3.1(a)   Business in Ordinary Course..........    25
           3.1(b)   Maintain Properties..................    25
           3.1(c)   Maintain Corporate Books.............    25
           3.1(d)   No Breach............................    26
           3.1(e)   Indebtedness.........................    26
           3.1(f)   No Amendments........................    26
           3.1(g)   Taxes................................    26
           3.1(h)   No Disposition or Encumbrance........    26
           3.1(i)   No Acquisitions......................    27
           3.1(j)   No Securities Issuances..............    27
           3.1(k)   Dividends; Repurchases...............    27
           3.1(l)   Contracts............................    27
           3.1(m)   Due Compliance.......................    27
           3.1(n)   No Waivers of Rights.................    28
           3.1(o)   Capital Commitments..................    28

   Section 3.2.     Full Access; Cooperation in Opera-
                    tional Matters and Preparation of
                    Necessary Financial Statements.......    28

   Section 3.3.     Minimum Net Worth....................    29

   Section 3.4.     Advice of Change.....................    29

   Section 3.5.     Release of Liability In Connection
                    With Industrial Revenue Bonds........    30

   Section 3.6.     Transfer of Contract Rights,
                    Properties, Technology, Licenses
                    and Proprietary Rights...............    30

SECTION 4. CONDITIONS OF CLOSING........................     30

   Section 4.1.     Conditions Precedent to Ford's
                    Obligation...........................    30

           4.1(a)   Accuracy of Representations and War-
                    ranties; Compliance with Covenants...    31
           4.1(b)   Certificates of Corporate Officers...    31
           4.1(c)   Legal Opinions.......................    31
           4.1(d)   No Material Change...................    31
           4.1(e)   Reporting Requirements;
                    No Court Order.......................    32
           4.1(f)   Indiana and Other States' Laws.......    33
           4.1(g)   No Governmental Change...............    33
           4.1(h)   Satisfaction of Conditions Precedent
                    and Closing of Transactions Contem-
                    plated by the Stock Purchase
                    Agreement............................    33

                                                          Page
           4.1(i)   Percentage Equity....................    34
           4.1(j)   Assumption or Indemnification With
                    Respect  to Guaranty of Lease.........   34

   Section 4.2.     Conditions Precedent to
                    Excel's Obligation...................    34

           4.2(a)   Accuracy of Representations and
                    Warranties; Compliance With
                    Covenants............................    34
           4.2(b)   Certificates of Corporate Officers...    35
           4.2(c)   Legal Opinions.......................    35
           4.2(d)   No Material Change...................    36
           4.2(e)   Reporting Requirements;
                    No Court Order.......................    36
           4.2(f)   Indiana and Other States' Laws.......    37
           4.2(g)   No Governmental Change...............    37
           4.2(h)   Satisfaction of Conditions Precedent
                    and Closing of Transactions Contem-
                    plated by the Stock Purchase
                    Agreement............................    37
           4.2(i)   Release of Liability Under Loan
                    Agreement and Bonds..................    37
           4.2(j)   Transfer and Assignment of Patent
                    License and Other Contract Rights,
                    Properties, Technology, Licenses
                    and Proprietary Rights...............    38
           4.2(k)   Resignations of Officers and
                    Directors............................    38

SECTION 5.   CLOSING.....................................    38

   Section 5.1.     Obligations of Ford..................    38

           5.1(a)   MCI Shares...........................    39
           5.1(b)   Related Agreements...................    39
           5.1(c)   Officers' Certificates and
                    Legal Opinions.......................    39

   Section 5.2.     Obligations of Excel.................    39

           5.2(a)   Excel Shares.........................    39
           5.2(b)   Related Agreements...................    39
           5.2(c)   Officers' Certificates and
                    Legal Opinion........................    39

SECTION 6.   INDEMNIFICATION.............................    39
   Section 6.1.     Indemnification by Ford..............    39
   Section 6.2.     Indemnification by Excel.............    41

                                                           Page
SECTION 7. CONDUCT SUBSEQUENT TO CLOSING ................    42
   Section 7.1.     Non-Compete Agreements of Ford;
                    Agreement of Ford Relating to Business
                    Opportunities Outside of the
                    Non-Compete Area.....................    42

   Section 7.2.     Records..............................    43
   Section 7.3.     Cooperation..........................    43
   Section 7.4.     Post-Closing Adjustments.............    44
   Section 7.5.     Tax Reimbursement....................    44
   Section 7.6.     Preservation of Tax Exempt Status
                    of Bonds.............................    45

   Section 7.7.     Continuation of Employment...........    45

SECTION 8. MISCELLANEOUS................................     46

   Section 8.1.     HSR Act Filings......................    46
   Section 8.2.     Assignments..........................    46
   Section 8.3.     Successors and Assigns...............    46
   Section 8.4.     Bulk Sales...........................    46
   Section 8.5.     Expenses.............................    47
   Section 8.6.     Notices..............................    47
   Section 8.7.     Modifications and Amendments.........    48
   Section 8.8.     Waivers and Extensions...............    48
   Section 8.9.     Third Parties........................    48
   Section 8.10.    Governing Law........................    48
   Section 8.11.    Titles and Headings..................    49
   Section 8.12.    Counterparts.........................    49
   Section 8.13.    Entire Agreement.....................    49
   Section 8.14.    Termination..........................    49

                      Schedule of Exhibits

Exhibit A(1)       Unaudited Balance Sheets of MCI
                   as of December 31, 1984 and 1985,
                   together with the related state-
                   ments of income and retained
                   earnings for the years ending
                   on those dates

Exhibit A(2)       Unaudited Interim Balance Sheet
                   of MCI as of June 30, 1986,
                   together with the related
                   unaudited interim statements
                   of income and retained earnings
                   for the six-month period
                   ending on that date

                            STOCK EXCHANGE AGREEMENT

                                      AND

                             PLAN OF REORGANIZATION


     This Stock Exchange Agreement and Plan of Reorganization
("Agreement"), dated as of August    ,  1986,  by and  among Excel
Industries, Inc., an Indiana corporation ("Excel"), Ford Motor Company, a Delaware corporation ("Ford") and Modular Concepts, Inc., a Delaware corporation and a wholly-owned subsidiary of Ford ("MCI"),

                                 R E C I T A L S

     A. Based upon the representations and warranties herein con-tained, Excel desires to carry out a reorganization by acquiring from Ford, and Ford desires to transfer to Excel, all of the shares of stock of MCI in exchange for 672,269 shares of authorized but unissued shares of Excel common stock.

     B. Concurrently with the execution of this Agreement, Excel and Ford are executing a Stock Purchase Agreement (the "Stock Purchase Agreement") which, and the transactions contemplated by which, including without limitation the making of an issuer tender offer and the entering into of a Purchase and Supply Agreement (the "Supply Contract") and a Shareholders Agreement (the "Shareholders Agreement"), are interdependent with this Agreement and the trans-actions contemplated by this Agreement.

     NOW, THEREFORE, for valuable consideration, the parties hereto agree as follows:


SECTION 1.     EXCHANGE OF STOCK

     Section 1.1. Transfer of MCI Stock. Subject to the terms and conditions of this Agreement, Excel agrees to acquire, and Ford agrees to transfer to Excel, at the closing of the transactions contemplated herein (the "Closing") ten (10) shares of MCI' s common stock (the "MCI Shares") representing all of the issued and out-standing stock of MCI.

     Section 1.2. Transfer of Excel Stock. Subject to the terms and conditions of this Agreement, in consideration for the transfer to Excel of the MCI Shares, Ford agrees to acquire and Excel agrees to transfer to Ford at the Closing, 672,269 shares of Excel's common stock (the "Excel Shares").

     Section 1.3. Closing Date. The Closing shall take place at the offices of Ford at such time and on such date (the "Closing Date") as Ford and Excel shall mutually agree upon provided that the Closing shall take place as soon as practicable after all of the conditions set forth in Section 5 have been satisfied or waived in writing by Ford and all of the conditions set forth in Section 6 have been satisfied or waived in writing by Excel.


SECTION 2.     REPRESENTATIONS AND WARRANTIES

     Section 2.1. Representations and Warranties of Ford. Ford and MCI, and each of them, represent and warrant to Excel as follows:

       2.1(a) Due Organization and Corporate Authority of Ford. Ford is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requi-site corporate power to carry on its business as now conducted.

       2.1(b) Due Organization and Corporate Authority of MCI.  MCI
is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has the requisite power to carry on its business as now being conducted and to own and operate the properties and assets now owned and operated
by  it.    MCI  is  duly  qualified to do  business and  is  in  good standing as a foreign corporation in the Commonwealth of Kentucky and is not required to be qualified or licensed to do business as a foreign corporation in any other jurisdiction except such juris-
dictions,  if  any,   in which  the  failure  to be  so  qualified  or
licensed will not have a material adverse effect on the conduct of its business or the ownership of its properties.

       2.1(c) Capitalization of MCI. The authorized capital stock of MCI consists of 10,000 shares of common stock with a par value of $1.00, of which 10 shares are validly issued and outstanding, fully paid and non-assessable. Except as set forth in the preceding sentence, MCI does not have any shares of its capital stock issued or outstanding, and there are no outstanding (i) securities or obligations of MCI convertible into or exchangeable for such shares;
(ii) warrants, rights or options to subscribe for or purchase from MCI such shares or any such convertible or exchangeable securities or obligations; or (iii) obligations of MCI to issue any such shares, any such convertible or exchangeable securities or obliga-tions or any such warrants, rights or options. No shares of MCI common stock have been reserved for issuance pursuant to an employee stock option plan or otherwise. All issued and outstanding shares of MCI are owned by Ford free and clear of any liens, claims, charges, restrictions, equities or encumbrances of any kind whatso-ever and are freely transferable.

       2.1(d) Marketable Title and Condition of Assets. Except as specifically provided in the "MCI Disclosure Exhibit" (as defined and provided in Section 2.1(s) hereof), MCI has, or will have at the Closing Date, good and marketable title to all the land, build-ings, machinery and equipment used in its business, including without limitation those reflected on the June 30, 1986 balance sheet referred to in Section 2.1(j) herein (except as since sold or otherwise disposed of in the ordinary course of business or as otherwise specifically permitted by this Agreement) free and clear of any and all Liens. For purposes of this Agreement, a "Lien" shall mean any lien, encroachment, easement, encumbrance, mortgage, hypothecation, pledge, conditional sales contract, equity, charge, hire or hire purchase agreement, or other similar conflicting ownership or security interest in favor of any third party created by, through or under MCI or Excel, as the case may be, except for
(a) any lien for state or local property taxes not yet due and payable and (b) such easements, rights of way and other imperfec-tions of title, if any, as do not, individually or in the aggre-gate, materially affect the operations of MCI or Excel, as the case may be, as a whole. The buildings, machinery and equipment used by MCI that are necessary to the operation of its business are in good operating condition and repair, subject only to ordinary wear and tear. To the best knowledge of Ford and MCI, neither MCI nor any of the property owned or leased by it is in violation of any applicable ordinance, regulation or building, zoning, environmental or other law in respect thereof except such violations, if any, the existence of which in the aggregate does not and will not mater-ially and adversely affect the property, business, financial condition or prospects of MCI as currently operated.

       2.1(e) Books and Records of MCI. MCI keeps and maintains full and complete books, accounts and records which accurately account for and reflect the assets, properties, liabilities, obli-gations, affairs and results of the conduct and operation of its business and maintains internal accounting controls which provide reasonable assurance that (i) transactions are executed with management's authorization; (ii) transactions are recorded as necessary to permit preparation of MCI's financial statements and to maintain accountability for the assets of MCI; (iii) access to the assets of MCI is permitted only in accordance with management's authorization; and (iv) the reported accountability of the assets of MCI is compared with existing assets at reasonable intervals. The minute book of MCI contains a record, accurate and complete in all material respects, of all meetings and consents of the stock-holders and Board of Directors (and all committees thereof) of MCI heretofore held and of the issuance of its issued and outstanding capital stock. Such books and records, and all other necessary documents, records, deeds, agreements and the like relating to MCI's affairs are in its possession and under its control.

       2.1(f) Authorization. The execution, delivery and perform-ance of this Agreement and each of the agreements contemplated hereby have been, or prior to Closing will be, duly authorized by all necessary actions on the part of Ford and MCI, including all stockholder approvals required by law.

       2.1(g) Absence of Conflicts. The execution, delivery and performance of this Agreement and each of the agreements contem-plated hereby are not prohibited by, and do not materially violate any provision or result in the material breach of (i) the Certi-ficate of Incorporation or By-Laws of Ford or MCI; (ii) any con-tract, indenture, agreement, lease or license to which Ford or MCI is a party or by which Ford or MCI or any of MCI's assets are bound; (iii) any obligation, loan or guaranty to which MCI or Ford is a party or by which Ford or MCI is bound; or (iv) any applicable law, rule, regulation, order, writ or decree of any court or any other governmental authority. Also, such execution, delivery and performance will not result in the creation or imposition of any Lien on any of the assets of MCI.

       2.1(h) Consents.    No  consent,  approval,  authorization or
order of, and no filing with or notification to, any governmental authority or other person or entity (including, without limitation, persons and entities having contractual relationships with Ford or
MCI) is required to be made or obtained by Ford in connection with the execution, delivery and performance of this Agreement, or the agreements contemplated hereby, which, if not made or obtained would have a material adverse effect upon the performance of Ford or MCI hereunder, other than the filings, if any, required to be made in connection with the transactions contemplated herein under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act"), Indiana law and the Securities Act of 1933, as amended, and the regulations promulgated thereunder.

       2.1(i) Due Execution. This Agreement has been duly executed and delivered by Ford and MCI and assuming due authorization, execution and delivery by Excel, constitutes the legal, valid and binding obligation of Ford and MCI.

       2.1(j) Financial Statements of MCI. Exhibit A(1) to this Agreement sets forth the unaudited balance sheets of MCI as of December 31, 1984 and 1985, together with the related statements of income and retained earnings for the years ending on those dates. Exhibits A(2) to this Agreement sets forth an unaudited interim balance sheet of MCI as of June 30, 1986, together with the related unaudited interim statements of income and retained earnings for the six-month period ending on that date. The financial statements in Exhibits A(1) and A(2) are hereinafter referred to as the "MCI Financial Statements." The MCI Financial Statements have been pre-pared in accordance with generally accepted accounting principles consistently applied by MCI throughout the periods indicated and fairly present (i) the financial position of MCI as of the respec-tive dates of the balance sheets included in the MCI Financial Statements; and (ii) the results of MCI's operations for the respective periods indicated. No uncollectible accounts receivable are reflected on the MCI Financial Statements without provision for
an  adequate  reserve  for  uncollectible  amounts.    Any  inventory
reflected on the MCI Financial Statements represents only good and saleable items priced at the lower of cost (first in, first out method) or market value with adequate provision for obsolescence, shrinkage, excess quantities, defective materials and deteriora-tion. There is no liability of any nature or in any amount that should properly be reflected or reserved against in a balance sheet prepared in conformity with generally accepted accounting prin-ciples applied on a basis consistent with that of the preceding period which is not fully reflected or reserved against in the MCI
Financial  Statements.    All  properties  material  to  the  present
operations of MCI are reflected in the balance sheet of MCI as of June 30, 1986 or will be reflected on the "Closing Date Balance Sheet" (as defined in Section 7.4) in the manner and to the extent required by generally accepted accounting principles.

       2.1(k) Absence of Undisclosed Liabilities. As of December 31, 1985 and June 30, 1986, MCI did not have any material liabil-ities or obligations of any nature, whether absolute, accrued, contingent or otherwise and whether due or to become due, that under generally accepted accounting principles should have been reflected in the MCI Financial Statements dated, respectively, as of such dates, but were not so reflected.

       2.1(l) Inventory. All inventory acquired or produced by MCI since June 30, 1986 has been acquired or produced in the ordinary course of business and consists solely of good and saleable items.

       2.1(m) Leases. All leases of real and personal property material to the conduct of and relating to MCI's business are in full force and effect and are valid and enforceable in accordance with their respective terms. There is not under any such lease any existing default in any material respect or any condition nor has there occurred any event which, with notice or lapse of time or both, would constitute such a default thereunder. MCI has the right to quiet enjoyment of all real estate leases for the full term of each such lease and the leasehold interest of MCI in such real property is not subject to any Lien.

       2.1(n) Contracts. Each material contract to which MCI is a party and which is related to its business (i) constitutes a valid and binding obligation of the parties thereto and is in full force and effect; and (ii) will continue in full force and effect in each case without breaching the terms thereof or resulting in the for-feiture or impairment of any rights thereunder and without the consent, approval or act of, or the making of any filing with, any other party. MCI has fulfilled and performed its obligations under each such contract and is not, nor alleged to be, in material breach or default under any such contract.

       2.1(o) Absence of Changes in Business. Except as specifi-cally set forth in the MCI Disclosure Exhibit or the June 30, 1986 financial statements, there has not been, since December 31, 1985, any:

       2.1(o)1 transaction by MCI other than in the ordinary course of business as conducted on that date;

       2.1(o)2 destruction, damage to or loss of any asset of MCI (whether or not covered by insurance) that mater-ially and adversely affects the financial condi-tion, business or prospects of MCI;

       2.1(o)3 loss of a major customer, material order or other material adverse change in the financial condition, business or prospects of MCI;

       2.1(o)4 change in accounting methods or practices (includ-ing, without limitation, any change in depreciation or amortization policies or rates) by MCI;

       2.1(o)5 declaration, setting aside or payment of a dividend or other distribution in respect of the capital stock of MCI, or any direct or indirect redemption, purchase or other acquisition by MCI of any of its shares of capital stock;

     2.1(o)6 issuance or sale by MCI of any stock, bonds or other corporate securities and neither Ford nor MCI has granted any option, warrant or other right to subscribe for or to purchase any capital stock of MCI;

     2.1(o)7  incurrence   by  MCI  of   any   indebtedness,   or
              acceptance of any other liability or obligation other than in the ordinary course of business;

     2.1(o)8 action taken that has resulted or reasonably would be expected to result in any asset of MCI being mortgaged, pledged or subjected to any Lien;

     2.1(o)9 sale, transfer or other disposition of any material asset of MCI;

     2.1(o)10 action taken by MCI that has resulted or will result in it becoming a party to any joint venture, consortium or partnership arrangement or agreement;

     2.1(o)11 increase in the salary or other compensation pay-able or to become payable by MCI to its officers, directors or employees, or the declaration, payment or commitment or obligation of any kind for pay-ment, by MCI, for a bonus, increased benefit under any insurance, pension or employee benefit plan or other additional compensation to any such person, other than normal merit increases pursuant to the general practices of MCI in effect immediately prior to December 31, 1985;

     2.1(o)12 material amendment or termination of any material contract, agreement or license to which MCI is a party other than in the ordinary course of business;

     2.1(o)13 entry by MCI or commitment by MCI to enter into any transaction not in the ordinary course of business of MCI other than this Agreement;

     2.1(o)14 agreement by MCI to do any of the things described in the preceding clauses (1) through (13);

     2.1(o)15 resignation or termination of employment of any of MCI's key officers or employees or any impending or threatened resignation or resignations or termina-tion or terminations of employment that would have a material adverse effect on MCI's operations (pre-sent or prospective) or business (present or pro-spective);

       2.1(o)16 labor trouble or any impending or threatened labor trouble affecting or which might affect the opera-tions of MCI; or

       2.1(o)17 shortage or difficulty in MCI's ability to obtain raw materials.

       2.1(p) Patents and Trademarks. Except as specifically set forth in the MCI Disclosure Exhibit (i) neither MCI or Ford owns any patent relating to any product that MCI manufactures or sells nor has any license under any patent been issued to MCI or Ford relating to any such product and, to the best knowledge of Ford, there is no patent which would cover any of such products or any process or component used in the manufacture of any of them; and
(ii) MCI does not own any registered trademarks or trade names, nor has any license to use any trademark or trade name been issued to MCI, nor does MCI use any registered trademark or trade name in its business or operations. All of the patents and registered trade-marks and trade names listed in the MCI Disclosure Exhibit pursuant to Subsection 2.1(s)2 below have been validly issued and are owned by MCI, and MCI has the exclusive right to use all such patents and registered trademarks and trade names in its business and opera-tions. To the best knowledge of Ford and MCI, MCI owns all propri-etary rights necessary to manufacture and sell its products and to conduct its business and operations and, except as disclosed pur-suant to Subsection 2.1(s)2, has not infringed any patent, copy-right, trade name or other proprietary right of any other person, and no claim of any such infringement has been made by any other person. To the best knowledge of Ford and MCI, except as disclosed pursuant to Subsection 2.1(s)2, the manufacture, marketing or use of the products manufactured by MCI will not infringe the propri-etary rights of any other person. To Ford's knowledge, no person is infringing any patent, copyright, trade name or other propri-etary right of MCI.

       2.1(q) Taxes. All tax and information returns required to have been filed by MCI or by Ford on behalf of MCI with the United States of America and with all states and municipalities and with all foreign jurisdictions have been duly filed, and each such return correctly reflects the income, franchise or other tax liabilities and all other information required to be reported thereon, and all income, franchise and other taxes due by MCI as reflected on said returns have been paid or accrued. The pro-visions for taxes due reflected on MCI's June 30, 1986 balance sheet are sufficient for all unpaid federal, state, local and foreign taxes, whether or not disputed, in respect of its business and operations for the period then ended and all prior periods. There are no questions relating to any of the returns which if determined adversely to MCI would result in the assertion of any deficiencies for taxes, or interest or penalties in connection therewith. MCI has not incurred any tax liability as a result of any transaction not in the ordinary course of business. There is no claim or assessment pending or, to the knowledge of each of MCI or Ford, its officers and directors, threatened against MCI for any alleged deficiency in any taxes.

       2.1(r) Product Warranties. Except as specifically set forth in the MCI Disclosure Exhibit, MCI has not made any express product warranty with respect to any product that it manufactures or sells.

Neither Ford nor MCI has received any notice of any material claim based on any product warranty. MCI does not know of any material claim (actual or threatened) based on any product warranty of which neither Ford nor MCI has received notice.

       2.1(s) MCI Disclosure Exhibit. Ford has heretofore furnished to Excel a disclosure exhibit (the "MCI Disclosure Exhibit") which specifically sets forth all the exceptions to the representations and warranties of Ford contained herein and which contains, without limitation, the following information as of the date hereof:

       2.1(s)1  Land; Facilities.   (a) In the case of real estate
                owned by MCI, a description of the property and copy of the deed, title abstract or insurance and any variances granted, and, except as set forth in this subsection, there are no easements, right-of-way agreements, licenses, subleases, occupancy agreements or like agreements with respect to the real estate which is described; and (b) in the case of any property which is leased by MCI, a copy or brief description of each lease. Each such lease is valid and in full force, and there does not exist any default or condition nor has there occurred any or event which, with notice or lapse of time or both, would constitute a default under the lease.

       2.1(s)2 Patents and Trademarks. (a) A list of any patent, trademark, trade name, service mark, brand name or copyright in which MCI holds any right, license or interest; and (b) a list of any patent, trademark, trade name, service mark, brand name or copyright belonging to any other person, firm or corporation on which MCI has infringed or is now infringing.

       2.1(s)3  Noncompetition Agreements.   A list of each agree-
                ment restricting the freedom of MCI or any employee or officer of MCI to compete in any line of business with any person or entity.

       2.1(s)4 Material Contracts. A list of each contract, agree-ment, lease and license relating to MCI's business pursuant to which MCI would be, or reasonably might be expected to be, obligated to make payments or deliver goods or services at any time subsequent to the date which is five working days prior to the date of execution of this Agreement in an aggregate amount exceeding $50,000. All of MCI's sales are to Ford.

2.1(s)5 Material Obligations. A list of all obligations (including overdrafts) of MCI for borrowed money having an outstanding balance to any single creditor in excess of $25,000 (each such obligation here-inafter called a "Material Obligation"), and a list of all guarantees of MCI under which the liability of MCI might exceed $25,000. Such list sets forth, with respect to each Material Obligation or guar-anty, the name of the lender or creditor, the general terms and conditions thereof, including rates of interest and other financial fees incurred in connection therewith, the maturity date thereof, the operating or financial restrictions imposed and any security interest granted in connection there-with.

2.1(s)6   Business-Related  Agreements.  A  list   and   brief
          description of each material contract, agreement or other instrument of any type or kind to which MCI is a party and relating to its business, excluding any contract or agreement listed pursuant to another subsection of this Section 2.1(s), including without limitation manufacturer's representative, sales, agency, independent contractor or advertising contracts.

2.1(s)7 Capital Commitments. A list of all outstanding pro-posals and commitments by MCI to make a capital expenditure, capital addition or capital improvement involving an amount in excess of $10,000 each, including an estimate of the dollar amount of each such proposal or commitment.

2.1(s)8 Machinery and Equipment. A list of all machinery and equipment owned, leased or used by MCI having a replacement value in excess of $25,000, specifying the location thereof and stating with respect to any leased machinery or equipment the date of the lease, name of the lessor, the expiration date thereof and any option to renew the lease, any options to pur-chase the machinery or equipment, and annual rentals payable.

2.1(s)9 Government Authorizations. A list of all government licenses, permits, authorizations and approvals issued or granted to MCI in connection with its business.


2.1(s)10 Employees. A list of the names and current salaries of all current employees of MCI.

        2.1(s)11 Employment Contracts. A description or copy of all employment contracts, collective bargaining agree-ments, bonus, profit-sharing, stock, option and pension agreements (with related financial state-ments and funding documents), or other agreements or arrangements providing for employee remuneration or benefits to which MCI is a party or by which MCI is bound, and an estimate of the current cost to MCI of each. There have been no claims of defaults and, to the best knowledge of MCI, its officers and/or directors, there are no facts or circumstances which if continued, or on notice, would result in a default under these contracts and arrangements.

        2.1(s)12 Investment Interests. A list and brief description of any investment or ownership of MCI, direct or indirect, in any corporation, partnership, associ-ation or other business organization.

        2.1(s)13 Product Warranty. A list of (a) all products cur-rently manufactured or sold by MCI, (b) all products of MCI which are proposed or under development for manufacture or sale or both and (c) all product warranties, express or implied, which MCI makes, disclaims or excludes with respect to any product which it manufactures or sells.

        2.1(s)14 Insurance. A list and brief description of all insurance policies maintained by MCI, or by Ford for MCI, including carriers, policy numbers, the nature of coverage, limits, deductibles, premiums, expiration dates and the loss experience with respect to each type of coverage.

        2.1(s)15 Bank Accounts. A list of the name of each bank in which MCI has an account or safe deposit box and the names of all persons authorized to draw thereon or have access thereto.

        2.1(t) Compliance With Environmental, Health, Safety and
Similar Laws.    Except as specifically  set forth  in the MCI  Dis-
closure Exhibit, (i) the operations of MCI do not violate any applicable environmental, health and safety or other similar law or requirement of or agreement with any governmental authority having jurisdiction; (ii) MCI's current method of operation in the conduct of its business will not violate any building, environmental, health and safety or other similar laws, requirements or regula-
tions   currently  enacted  but  that  have  future  effective  date;
(iii) MCI is not subject to any order, writ, ruling, injunction, judgment or stipulation issued by any court or governmental author-ity which materially affects, or might reasonably be expected to materially affect, MCI's business; and (iv) MCI is not now using, nor has it used at any time in the past, any land, buildings or facilities owned by or leased to MCI for the disposal, storage, treatment, processing or other handling of hazardous waste or contaminants.

        2.1(u) Compliance With Other Laws; Governmental Authoriza-tions and Regulations. Except as specifically set forth in the MCI Disclosure Exhibit as an exception to Subsection 2.1(t) above,
(i) MCI has complied with and is in material compliance with all federal, state, local and foreign statutes, laws, ordinances, regu-lations, rules, judgments, orders or decrees applicable to it and its assets, businesses and operations, and there does not exist any valid basis for any claim of default under or violation of any such
statute,  law,   ordinance,  regulation,  rule,  judgment,  order  or
decree except such defaults or violations or such basis for any claims of such defaults or violations, if any, the existence of which MCI has no knowledge or which in the aggregate do not and will not materially affect the property, operations, financial condition or prospects of MCI; (ii) all governmental licenses, permits and other authorizations which have been issued to MCI are valid, and neither Ford nor MCI has received any notice that any governmental authority intends to cancel, terminate or not renew any such license, permit or other governmental authorization;
(iii) MCI holds all licenses, permits and other governmental authorizations the absence of which could have a material adverse effect on its business; and (iv) to the best knowledge of each of
MCI and Ford, MCI has complied in all material respects with all applicable laws, rules and regulations relating to prices, wages, hours, discrimination in employment and collective bargaining and all applicable laws, rules and regulations relating to the payment and withholding of taxes, has withheld all amounts required by law
or  agreement    to  be  withheld  from  the  wages  or  salaries  of
employees, and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing.

        2.1(v) Litiqation and Related Matters. Except as specifi-cally set forth in the MCI Disclosure Exhibit, there are no actions, suits or proceedings pending, or to the knowledge of each of MCI and Ford, its officers and directors, threatened against
MCI, before or by any federal, state, municipal or other govern-mental authority, and there are no such actions, suits or pro-ceedings pending, or to the knowledge of each of MCI and Ford, its officers and directors, threatened that would affect the trans-actions contemplated by this Agreement or the Stock Purchase Agree-
ment.   Except  as  specifically  set  forth  in  the  MCI  Disclosure
Exhibit, MCI is not a party to any actions, suits, proceedings or litigation, whether civil or criminal, nor to the knowledge of each of MCI and Ford, its officers and directors, is any such action, suit proceeding or litigation threatened by or against MCI.

        2.1(w) Brokers and Finders. Neither Ford nor MCI has employed any broker, agent or finder or incurred any liability for any brokerage fee, agent's commission or finder's fee in connection with the transactions contemplated hereby.

        2.1(x) Powers of Attorney. Except as specifically set forth in the MCI Disclosure Exhibit, MCI does not have any powers of attorney or similar authorizations outstanding, other than those issued in the ordinary course of business with respect to customs, insurance, tax, foreign corporation qualification, patent, copy-right and trademark applications, and federal and state securities laws.

        2.1(y) Employee Relations Matters.

        2.1(y)1 Employee Organizations. Except as specifically set forth in the MCI Disclosure Exhibit, there are no labor unions or other organizations representing or attempting to represent any MCI employee and no agreements, plans, programs, documents or letters of understanding currently in effect between MCI and any union or other employee organization affecting wages, hours or other terms and condi-tions of employment. In the opinion of Ford, MCI's relations with its employees are satisfactory.

        2.1(y)2  ERISA.

                 (A) Pension Benefit Plans Generally. MCI does not sponsor, maintain or contribute to any plan, program, fund or arrangement which constitutes an "employee pension benefit plan" nor has MCI any obligation to contribute to or accrue or pay benefits under any deferred compensation or retirement funding arrange-ment on behalf of any employee or employees (such as, for example, and without limitation any individual retirement account or authority, any "excess benefit plan" (within the meaning of section 3(36) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) of to any non-qualified deferred compensation arrangement. For the purposes of this Agreement, the term "employee pension benefit plan" shall have the same meaning as is given that term at section 3(2) of ERISA. MCI has not, since May 31, 1984, sponsored, maintained or contributed to any employee pension benefit plan, nor is MCI required to contribute to any retirement plan pursuant to the provisions of any collective bargaining agreement establishing the terms and conditions of employment of any of MCI's employees.

           (B) ERISA Title IV Considerations. MCI is not now, and cannot become, liable to the Pension Benefit Guaranty Corporation or to any multiemployer employee pension benefit plan under the provisions of Title IV of ERISA.

           (C) Common-Control Enterprises. MCI has not at any time subsequent to May 31, 1984, formed, with any other entity, a group of trades or businesses under common control within the meaning of section 414(c) of the Code.

           (D) Prohibited Transactions. MCI has not engaged in any transaction with respect to the assets of any employee benefit plan by reason of which MCI is or could be subject to (i) the excise taxes imposed by section 4975(a) of the Code or (ii) civil liability under section 502(i) of ERISA.

           (E) Employee Benefit Plan Claims Liability. MCI has no knowledge of any action, claim or demand of any kind brought or threatened by any potential claimant or representative of such claimant under any employee benefit plan where MCI can be (i) liable directly on such action, claim or demand; (ii) liable over to another party in connection with such action, claim or demand; or (iii) obligated to indemnify any person, group of persons or entity with respect to such action, claim or demand.

           (F) Reports and Disclosure. MCI has filed or caused to be filed a timely basis every return, report, statement, notice, declaration and other document required by any government agency, federal, state and local (including without limitation the Internal Revenue Service, the Department of Labor and the Pension Benefit Guaranty Corporation) with respect to each employee benefit plan sponsored or maintained by MCI. MCI is in substantial compliance with all dis-closures to employees and beneficiaries required under ERISA, including without limitation timely distribution of summary plan descriptions and summary annual reports.

2.1(y)3    OSHA, NLRA and Related Matters.   There are no pend-
           ing, or to the knowledge of either MCI or Ford, its officers and directors, threatened or unasserted charges, claims, settlement agreements or citations, directly or indirectly involving or affecting MCI nor, to the best knowledge of each of MCI and Ford, is there any reasonable basis for the same under (i) the Occupational Safety and Health Act of 1970, as amended; (ii) the National Labor Relations Act of 1935, as amended; (iii) the Civil Rights Act of 1964, as amended; or (iv) any other similar federal, state or local laws.

     2.1(y)4     Worker's  Compensation.   Except as specifically  set
                 forth in the MCI Disclosure Exhibit, there are no worker's compensation claims involving MCI's employees either being paid on a continuing basis or being controverted in litigation, and to the know-ledge of each of MCI and Ford, its officers and/or directors, no threatened worker's compensation claims involving MCI's employees.

        2.1(z)   No  Omission  of  Material  Facts.   The  statements,
representations and warranties of Ford contained herein and in the MCI Disclosure Exhibit are true and correct in all material respects; to the best knowledge of each of MCI and Ford, none of the other information or documents furnished or to be furnished to Excel pursuant to this Agreement is false or misleading in any material respect; and this Agreement does not omit any material fact which is required to be stated herein or which is necessary in order to make the statements contained herein not misleading.

        2.1(aa) Documents True and Complete. Ford has delivered to Excel true and complete copies of the documents listed in connec-tion with the MCI Disclosure Exhibit in Subsections 2.1(s)1 through 2.1(s)15 and other documents referred to in this Agreement, including without limitation, the documents described below:

        2.1(aa)1 Certificate of Incorporation and By-Laws of MCI, as amended to the date hereof;

        2.1(aa)2 All leases referred to in Subsections 2.1(s)1 and 2.1(s)8;

        2.1(aa)3 All the Material Contracts and all the documents evidencing the Material Obligations, referred to in Subsections 2.1(s)4 and 2.1(s)5 hereof; and

        2.1(aa)4 All documents evidencing the employment contracts, collective bargaining agreements and employee benefit plans referred to in Subsection 2.1(s)11 hereof.

        2.1(aa)5 True and complete copies of all policies of insur-ance in effect on the date hereof.

        2.1(bb) Incorporation of Investment Representations. The investment representations of Ford set forth in Section 5.7 of the Stock Purchase Agreement are incorporated herein by reference and shall constitute the representations and warranties of Ford in the same manner as if set forth in full herein.

     Section 2.2. Representations and Warranties of Excel. Excel represents and warrants to Ford as follows with respect to Excel:

        2.2(a) Valid Issuance of Shares. The Excel Shares, when issued, sold and delivered in accordance with the terms hereof, will be newly issued and will be duly and validly issued, fully paid and non-assessable and to the knowledge of Excel, its officers and directors, and based in part upon the representations of Ford in this Agreement, will be issued in compliance with all applicable federal and state securities laws.

        2.2(b) Authorization. The execution, delivery and perform-ance of this Agreement and each of the agreements contemplated hereby have been, or prior to Closing will be, duly authorized by all necessary actions on the part of Excel, including all stock-holder approvals required by law or by the Articles of Incorpora-tion or Code of By-Laws of Excel.

        2.2(c) Absence of Conflicts. The execution, delivery and performance of this Agreement and each of the agreements contem-plated hereby are not prohibited by, and do not materially violate any provision or result in the material breach of (i) the Articles of Incorporation or By-Laws of Excel; (ii) any contract, indenture, agreement, lease or license to which Excel or any of its subsidi-aries is a party or by which Excel, its subsidiaries or any of its or their assets are bound; (iii) any obligation, loan or guaranty to which Excel is a party or by which Excel is bound; or (iv) any applicable law, rule, regulation, order, writ or decree of any court or any other governmental authority. Also, such execution, delivery and performance will not result in the creation or imposi-tion of any Lien on any of the assets of Excel or any of its subsidiaries.

        2.2(d) Consents.    No  consent,  approval,  authorization  or
order of, and no filing with or notification to, any governmental authority or other person or entity (including, without limitation, persons and entities having contractual relationships with Excel) is required to be made or obtained by Excel in connection with the execution, delivery and performance of this Agreement, or the agreements contemplated hereby, which, if not made or obtained would have a material adverse effect upon the performance of Excel hereunder, other than the filings, if any, required to be made in connection with the transactions contemplated herein under the HSR Act, Indiana law, the Securities Act of 1933, as amended and the regulations promulgated thereunder.

        2.2(e) Due Execution. This Agreement has been duly executed and delivered by Excel and assuming due authorization, execution and delivery by Ford and MCI, constitutes the legal, valid and binding obligation of Excel.

        2.2(f) Incorporation of Other Representations and Warran-
ties.   The  representations and warranties  of  Excel set forth in
Sections 4.1, 4.2, 4.4, 4.9 and 4.10 through 4.18, inclusive, of the Stock Purchase Agreement are incorporated herein by reference and shall constitute the representations and warranties of Excel in the same manner as if set forth fully herein.

        2.2(g) No  Omission  of  Material  Facts.    The  statements,
representations and warranties of Excel contained herein and in the "Excel Disclosure Exhibit" (as defined in Section 4.11 of the Stock Purchase Agreement) are true and correct in all material respects, and this Agreement does not omit any material fact which is required to be stated herein or which is necessary in order to make the statements contained herein not misleading.

        2.2(h) Securities Representations and Warranties of Excel.

        2.2(h)1   Acquired for Own Account.   The MCI  Shares  to be
                  acquired by Excel pursuant to this Agreement are being acquired for investment for its own account, not as a nominee or agent, and not with a view to the sale or distribution of any part thereof, and Excel has no present intention of selling, grant-ing participation in or otherwise distributing the same, but subject, nevertheless, to any require-ment of law that the disposition of its property shall at all times be within its control.

        2.2(h)2 No Agreement to Sell MCI Shares. Excel represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the MCI Shares.

        2.2(h)3   No Registration.   Excel understands that the  MCI
                  Shares to be acquired by it pursuant to this
                  Agreement will not be registered under the
                  Securities  Act  of   1933  (the   "1933  Act")  or
                  applicable state securities laws on the ground that the issuance and sale provided for in this Agreement are exempt from the registration requirements under the 1933 Act and applicable state law, and that Ford's reliance on such exemptions is predicated on Excel's representa-tions set forth herein.

        2.2(h)4   Restricted  Securities.    Excel  acknowledges  that
                  the MCI Shares are "restricted securities" which must be held until subsequently registered under the 1933 Act or an exemption from registration is available and further acknowledges that Ford has informed Excel of such fact in writing prior to the date hereof.

        2.2(h)5   Availability  of  Records;  Risk  Factors.    Excel
                  confirms that (i) all documents, records and books pertaining to MCI, its businesses or any other matter which have been requested by Excel have been made available to Excel; (ii) it understands and has fully considered the risk factors involved in the transactions contemplated herein and the limitations on transferability pertaining to the MCI Shares; (iii) it is aware of the business affairs and financial condition of MCI and has acquired sufficient information about MCI to reach an informed and knowledgeable decision to acquire the MCI Shares; (iv) it has had ample opportunity to ask questions of Ford and to seek tax or legal advice prior to acquiring the MCI Shares; and
                  (v) it has the capacity to protect its own inter-ests in connection with the purchase of the MCI Shares by reason of Excel's business and financial experience, provided, however, that nothing con-tained in this Section 2.2(h)(5) shall in any way modify or limit the effect of any of the repre-sentations, warranties or covenants of Ford or MCI set forth in this Agreement.

     Section 2.3. Survival of Representations and Warranties. All representations and warranties made by the parties to this Agree-ment shall survive the Closing and any investigations made by or on behalf of the parties. All statements as to factual matters con-tained in the MCI Disclosure Exhibit and the Excel Disclosure

Exhibit and any other certificate or instrument delivered by or on behalf of Excel or Ford pursuant hereto or in connection with the transactions contemplated hereby shall be deemed to be representa-tions and warranties by Excel or Ford hereunder as of the date of such Exhibit, certificate or instrument.


SECTION 3.  COVENANTS OF FORD AND MCI PENDING CLOSING

     Section 3.1. Operation of Business. From and after the date hereof and to the Closing Date, Ford and MCI shall have complied and Ford shall have caused MCI to comply with the following pro-visions:

        3.1(a) Business in Ordinary Course. MCI shall have operated its business substantially as now operated and only in the ordinary course, and it shall have used its best efforts to preserve intact its present business and to maintain the goodwill and reputation
associated  with  its  business.     It  shall  have  maintained  its
corporate existence and powers and its qualification or license as a foreign corporation in Kentucky.

        3.1(b) Maintain Properties. MCI shall have maintained all of the assets material to its business in good operating condition and repair, reasonable wear and tear and damage by unavoidable casualty excepted.

        3.1(c) Maintain Corporate Books. MCI shall have maintained its books, accounts and records in the usual, regular and ordinary manner and in conformity with the accounting principles and prac-tices used in the preparation of MCI's December 31, 1985 balance sheet, applied consistently therewith.

        3.1(d) No Breach. MCI shall not have performed or omitted to perform any act that would constitute a breach or might reason-ably be considered to constitute a breach of any of the representa-tions of Ford and MCI set forth in Section 2.1 hereof if the same were made immediately after any such act or omission.

        3.1(e) Indebtedness. MCI shall not have created, incurred, assumed or otherwise become liable with respect to any indebtedness for borrowed money other than indebtedness for borrowed money incurred in the ordinary course of business pursuant to existing loan agreements or lines of credit (whether or not evidenced by written agreement), and it shall not have promised, assured or guaranteed the payment, discharge or fulfillment of any undertaking or promise made by any other person, firm or corporation.

        3.1(f) No  Amendments.    MCI  shall  not  have  amended  its
Certificate of Incorporation or By-Laws.

        3.1(g) Taxes. Except for taxes contested in good faith, MCI shall have paid all taxes upon its assets as they become due. It shall have timely prepared and filed all tax and other returns and reports which are required to be filed in respect of such taxes.
It shall have withheld all required taxes and other amounts due from all wages paid by it prior to the Closing Date and from other payments made prior to such date to any party with respect to which withholding of taxes or other amounts may be required.

        3.1(h) No Disposition or Encumbrance. MCI shall not have sold, leased or disposed of, or made any contract for the sale, lease or disposition of, or subjected to Lien, except for purchase money mortgages or their equivalent, any of its assets other than in the ordinary course of business, and in no event assets (other than finished goods inventories) having a book value as of December 31, 1985 in excess of $100,000.

        3.1(i) No Acquisitions. MCI shall not have merged or con-solidated with any other corporation, or acquired any stock of, except in the ordinary course of business, any business, property or assets of any other person, firm, association, corporation or other business organization.

        3.1(j) No Securities Issuances. MCI shall not have issued any shares of any of its capital stock, or entered into any contract, or granted any option, warrant or other right, calling for the issuance of any such shares, nor shall it have created or issued any securities convertible into any such shares or conver-tible into securities in turn so convertible, or entered into any contract, or granted any option, warrant or other right, calling for the issuance of any such convertible securities.

        3.1(k) Dividends; Repurchases. MCI shall not have declared any dividends on its capital stock, and it shall not have redeemed, repurchased or otherwise acquired any shares of its capital stock.

        3.1(l) Contracts. Except with the written consent of Excel, MCI shall not have entered into or assumed any contract, covenant, agreement, lease, license, sublicense or commitment that would be required to be set forth in the MCI Disclosure Exhibit if made or entered into prior to the date hereof.

        3.1(m) Due  Compliance.    MCI  shall  have  complied  in  all
material respects with all currently effective laws applicable to it and to the conduct of its business.

        3.1(n) No Waivers of Rights. MCI shall not have amended, terminated or waived any right material to its business.

        3.1(o) Capital  Commitments.    Except  as  specifically  set
forth in the MCI Disclosure Exhibit, MCI shall not have made or committed to make any capital expenditures, capital additions or capital improvements in an amount in excess of $50,000, or in the aggregate in the excess of $50,000.

     Section 3.2. Full Access; Cooperation in Operational Matters
and  Preparation of  Necessary  Financial  Statements.    During  the
period from the date hereof until the Closing Date, Excel and its authorized representatives (including accountants, engineers appraisers and attorneys) shall have full access during normal business hours to all properties, assets, contracts, documents, tax returns and other books and records in Ford's or MCI's possession or under its control relating to MCI's business, and will permit Excel and its authorized representatives to make such copies of such books and records as in each case may be necessary to allow Excel to conduct a complete examination and investigation of MCI's business subject to any restrictions imposed by any confidentiality agreement of which MCI is a party. Any such examination and inspection shall be done upon reasonable notice, at reasonable times, at the expense of Excel, and in such a manner as not to interfere unreasonably with the operation of MCI's business. MCI shall also furnish or cause to be furnished to Excel such financial and operating data and such other information relating to MCI's business as Excel reasonably may request from time to time as will enable Excel to achieve smooth administrative transition (for example, with respect to data processing) at the time of Closing and to anticipate operational needs after Closing (for example, determination of tooling to be used). Further, MCI shall consider causing implementation of such operational changes as may be reasonably requested by Excel, provided any such changes do not, in MCI's opinion, adversely affect the present operations of MCI's business. Ford shall also request its accountants to prepare any audited financial statements Excel may be required to file with the Securities and Exchange Commission as a result of the transactions contemplated by this Agreement and the Stock Purchase Agreement and shall pay one-half of the cost and expense incurred in connection with the preparation of such financial statements. The other one-half of such cost and expense shall be paid by Excel.

      Section 3.3. Minimum Net Worth. As of the Closing Date, MCI shall have a minimum net worth of not less than $10,000,000. The term "minimum net worth," as used herein, shall mean MCI's net worth less all items of goodwill, preoperating, deferred or development expenses, patents, trademarks, licenses, tax refund allocations (including those made pursuant to Section 7.4 hereof) or similar accounts.

      Section 3.4. Advice of Change. From the date hereof to the Closing Date, MCI will promptly advise Excel by a certificate signed by a corporate officer of MCI of (i) any event that occurs prior to the date of Closing that would have required disclosure in the MCI Disclosure Exhibit if it had occurred prior to the date hereof, and (ii) any change that is materially adverse to MCI's business.

      Section 3.5. Release of Liability In Connection With Industrial Development Revenue Bonds. Ford will make good faith reasonable efforts to effectuate, as of or prior to the Closing Date, the full release and discharge of MCI under or in connection with the Indus-trial Development Revenue Bonds (Modular Concepts, Inc. Project) Series A in the original principal amount of $2,300,000 issued by the City of Fulton, Kentucky (the "Bonds") except for certain ongoing indemnification obligations as specified in Section 4.2(i) below.

      Section 3.6. Transfer of Contract Rights, Properties, Tech-nology, Licenses and Proprietary Rights. Ford will transfer and make available to Excel, as of the time of Closing, all contract rights and properties material to the present operations of MCI and all technology, licenses and other proprietary rights relating to the manufacture of modular framed glass parts, whether now held by Ford or MCI or any other subsidiary or affiliated entity of Ford, including without limitation all rights granted to Ford under the license agreement dated August 30, 1978 between Ford and Donnelly Mirrors, Inc. (the "Donnelly License") and excluding only informa-tion which Ford is prohibited from disclosing under the Technology Transfer Agreement effective the 20th day of April, 1983 between Ford and Donnelly Mirrors, Inc.


SECTION 4.  CONDITIONS OF CLOSING

      Section 4.1. Conditions Precedent to Ford's Obligation. The obligation of Ford to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions (any one or more of which may be waived in whole or in part by Ford):

        4.1(a) Accuracy of Representations and Warranties; Compli-ance with Covenants. The representations and warranties of Excel set forth in this Agreement (including, without limitation, those contained in the Excel Disclosure Exhibit) shall be true and correct in all material respects on the date hereof and as though made anew as of the Closing Date, except with respect to (i) the effect of transactions expressly permitted by this Agreement;
(ii) changes in laws, statutes, rules or regulations after the date of this Agreement; and (iii) transactions that have been consented to by Ford. In addition, all transactions contemplated herein to be performed by Excel on or before the Closing Date and all coven-ants to be complied with by Excel pursuant hereto or pursuant to the Stock Purchase Agreement on or before the Closing Date shall have been performed and complied with.

        4.1(b) Certificates of Corporate Officers. Excel shall have delivered to Ford (i) a certificate, dated as of the Closing Date and signed by its President as to the matters set forth in Section 4.1(a) hereof, and (ii) a certificate of the corporate Secretary of Excel, dated as of the Closing Date, containing the respective resolutions of the Board of Directors' and Shareholders' Meetings of Excel, if necessary, approving the issuance of the Excel Shares to Ford as contemplated herein.

        4.1(c) Legal Opinion. Ford shall have received an opinion, dated as of the Closing Date, in form and substance reasonably satisfactory to Ford, from Sommer & Barnard, the legal counsel to

Excel, as to the matters set forth in Sections 2.2(a), 2.2(b), 2.2(c)(i) and 2.2(e), and to the best of their knowledge, the matters set forth in Sections 2.2(c)(ii), (iii) and (iv), 2.2(d) and, to the extent required by the Stock Purchase Agreement 2.2(f). Such opinion of counsel may rely on opinions of other counsel as to matters governed by laws other than Federal laws and the laws of the State of Indiana provided that such counsel shall state in his opinion that such opinion of other counsel is satisfactory in scope and form to him and that, in his opinion, Ford and he are justified in relying thereon.

        4.1(d) No Material Change. The business and assets of Excel and its subsidiaries shall not have suffered any material and adverse affect as the result of fire, explosion, flood, accident, act of God, taking of property by any governmental authority or any other casualty or similar event (whether or not covered by insur-ance).

        4.1(e) Reporting Requirements; No Court Order. Any mandatory waiting period under the HSR Act shall have expired and all reviews and approvals from governmental authorities shall have been obtained. No court shall have entered and maintained in effect an injunction or other similar order against consummation of any of the transactions contemplated herein; no action, proceeding or investi-gation shall have been instituted or commenced by any governmental body or authority and remain pending, with a view to restraining or prohibiting the transactions contemplated herein; and no govern-mental body or authority shall have notified any party to this Agreement that consummation of the transactions contemplated herein would constitute a violation of applicable law or that such body or authority intends to commence proceedings to restrain the consum-mation of the transactions contemplated herein, unless such notice shall have been withdrawn in writing prior to the Closing Date.

        4.1(f) Indiana and Other States' Laws. The parties shall have completed all filings with the offices of the State of Indiana or such other state or states Excel or Ford may have deemed reason-ably necessary or appropriate and received all necessary or appro-priate approvals, authorizations or other consents or, in the event no approval, authorization or consent is required, the waiting period required thereunder, including any extension thereof shall have expired without any substantial opposition from the respective competent authority.

        4.1(g) No Governmental Change. No change shall have occurred or been announced or proposed after the date hereof and prior to the Closing Date in the laws, rules, regulations or policies of any governmental authority in any jurisdiction in which any assets of Excel are located or in which its business is conducted or to which any of its assets or business are subject, which might reasonably be expected to materially and adversely affect its assets or its business.

        4.1(h) Satisfaction of Conditions Precedent and Closing of Transactions Contemplated by the Stock Purchase Agreement. Each of the conditions precedent to the respective obligations of Ford and Excel to consummate the transactions contemplated by the Stock Purchase Agreement shall have been satisfied or duly waived, and to the extent practicable, the transactions contemplated by the Stock

Purchase Agreement shall be closed concurrently with the trans-actions contemplated by this Agreement.

        4.1(i) Percentage Equity. The Excel Shares acquired by Ford pursuant to this Agreement and the shares of common stock of Excel acquired pursuant to the Stock Purchase Agreement shall represent not less than 40% of the issued and outstanding common stock of Excel and each of the Excel Shares shall be validly issued, fully paid and non-assessable.

        4.1(j) Assumption or Indemnification With Respect to Guaranty of Lease. Excel shall have executed and delivered such documents as are reasonable and appropriate either to assume Ford's obligations under the Guaranty dated October 1, 1984 (the "Guaranty") executed in consideration of the Lease Agreement dated August 1, 1984 by and between Fulton Industrial Development Authority and MCI (the "Lease Agreement") or to indemnify and hold Ford harmless from and against any liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses under the Guaranty.

     Section 4.2. Conditions Precedent to Excel's Obligation. The obligation of Excel to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing Date of the following conditions (any one or more of which may be waived in whole or in part by Excel):

        4.2(a) Accuracy of Representations and Warranties; Compli-ance With Covenants. The representations and warranties of Ford and MCI set forth in this Agreement shall be true and correct in all material respects on the date hereof and as though made anew as of the Closing Date, except with respect to (i) the effect of trans-actions expressly permitted by this Agreement; (ii) changes in laws, statutes, rules or regulations after the date of this Agree-ment; and (iii) transactions that have been consented to by Excel. In addition, all transactions contemplated herein to be performed by Ford or MCI on or before the Closing Date and all covenants to be complied with by Ford and MCI on or before the Closing Date, including specifically but without limitation the covenant set forth in Section 3.3, shall have been performed and complied with.

        4.2(b) Certificates of Corporate Officers. Ford shall cause MCI to deliver to Excel (i) a certificate, dated as of the Closing Date and signed by the Chairman of the Board of MCI, as to the matters relating to MCI set forth in Section 4.2(a) hereof, and
(ii) a certificate of the corporate Secretary of MCI, dated as of the Closing Date, (A) which certifies the By-Laws of MCI as amended to the date thereof, and (B) which provides a list of officers of MCI.

        4.2(c) Legal Opinions. Ford shall have delivered to Excel an opinion of the Associate General Counsel and Secretary of Ford, dated as of the Closing Date, in form and substance reasonably satisfactory to Excel, as to the matters relating to Ford set forth in Sections 2.1(a), 2.1(e), 2.1(f), 2.1(g), 2.1(h) and 2.2(i).
Ford shall have delivered to Excel an opinion of the Vice President
- - General Counsel of MCI, dated as of the Closing Date, in form and substance reasonably satisfactory to Excel, as to matters set forth in Sections 2.1(b), 2.1(c), 2.1(e), 2.1(f), 2.1(g), 2.1(h), the
second sentence of 2.1(s)1, 2.1(s)2, 2.1(t), 2.1(u) and 2.1(v).

Each opinion of counsel may rely on opinions of other counsel as to matters governed by laws other than Federal laws and the laws of jurisdictions where such counsel is admitted to practice, provided that such counsel shall state in his opinion that such opinion of other counsel is satisfactory in scope and form to him and that, in his opinion, Excel and he are justified in relying thereon.

        4.2(d) No Material Change. The business and assets of MCI shall not have suffered any material and adverse effect as the result of fire, explosion, flood, accident, act of God, taking of property by any governmental authority or any other casualty or similar event (whether or not covered by insurance).

        4.2(e) Reporting Requirements; No Court Order. Any mandatory waiting period under the HSR Act shall have expired and all reviews and approvals from governmental authorities shall have been obtained. No court shall have entered and maintained in effect an injunction or other similar order against consummation of any of the transactions contemplated herein; no action, proceeding or investigation shall have been instituted or commenced by any governmental body or authority and remain pending, with a view to restraining or prohibiting the transactions contemplated herein;
and no governmental body or authority shall have notified any party to this Agreement that consummation of the transactions contem-plated herein would constitute a violation of applicable law or that such body or authority intends to commence proceedings to restrain the consummation of the transactions contemplated herein, unless such notice shall have been withdrawn in writing prior to the Closing Date.

        4.2(f) Indiana and Other States' Laws. The parties shall have completed all filings with the offices of the State of Indiana or such other state or states Excel or Ford may have deemed reason-ably necessary or appropriate and received all necessary or appro-priate approvals, authorizations or other consents or, in the event no approval, authorization or consent is required, the waiting period required thereunder, including any extension thereof shall have expired without any substantial opposition from the respective competent authority.

        4.2(g) No Governmental Change. No change shall have occurred or been announced or proposed after the date hereof and prior to the Closing Date in the laws, rules, regulations or policies of any governmental authority in any jurisdiction in which any assets of MCI are located or in which its business is conducted or to which any of its assets or business are subject, which might reasonably be expected to materially and adversely affect its assets or its business.

        4.2(h) Satisfaction of Conditions Precedent and Closing of Transactions Contemplated by the Stock Purchase Agreement. Each of the conditions precedent to the respective obligations of Excel and Ford to consummate the transactions contemplated by the Stock Purchase Agreement shall have been satisfied or duly waived, and to the extent practicable, the transactions contemplated by the Stock Purchase Agreement shall be closed concurrently with the trans-actions contemplated by this Agreement.

        4.2(i) Release of Liability Under Loan Agreement and Bonds. MCI and the assets of MCI shall be fully released and discharged from any obligation, liability or Lien or the possibility of any future obligations, liabilities or Liens under the Loan Agreement by and between the City of Fulton, Kentucky and MCI dated as of December 1, 1984 (the "Loan Agreement") or under the Bonds or any other agreement or document executed in connection with or per-taining to the Bonds provided, however, that MCI shall remain obligated to protect, indemnify and save harmless the City of Fulton from and against all liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses covered by
Section 7.3(a) and Section 7.3(c) of the Loan Agreement and arising out of events occurring after the Closing Date.

        4.2(j) Transfer and Assignment of Patent License and Other Contract Rights, Properties, Technology, Licenses and Proprietary Rights. Ford shall have executed and delivered all such documents and taken such other actions as are reasonable and appropriate to transfer and assign to Excel the Donnelly License and transfer and make available to Excel all other contract rights, properties, technology, licenses and proprietary rights to be transferred and made available pursuant to Section 3.6 above.

        4.2(k) Resignations of Officers and Directors. To the extent requested by Excel, the current officers and directors of MCI shall have submitted their letters of resignation effective as of the Closing Date.

SECTION 5.    CLOSING

     Section 5.1. Obligations of Ford. At the Closing, Ford shall deliver to Excel the following:

        5.1(a) MCI Shares. Certificates representing all of the issued and outstanding stock of MCI, being 10 shares of common stock duly endorsed by Ford.

        5.1(b) Related Agreements. All agreements and documents to be delivered pursuant to the Stock Purchase Agreement duly executed by Ford.

        5.1(c) Officers' Certificates and Legal Opinions. An original of (i) the documents delivered pursuant to Subsection 2.1(bb)1, certified by the Secretary of State of Delaware; (ii) the certificates required by Section 4.2(b) hereof; and (iii) the legal opinions required by Section 4.2(c) hereof.

      Section 5.2. Obligations of Excel. At the Closing, Excel shall deliver to Ford the following:

        5.2(a) Excel Shares. A duly executed certificate or certif-icates representing 672,269 shares of common stock of Excel. Such certificate or certificates shall bear the legends set forth in
Section 3 of the Stock Purchase Agreement.

        5.2(b) Related Agreements. All agreements and documents to be delivered pursuant to the Stock Purchase Agreement duly executed by Excel.

        5.2(c) Officers' Certificates and Legal Opinion. An original of (i) the certificates required by Section 4.1(b) hereof and (ii) the legal opinion required by Section 4.1(c) hereof.

SECTION 6.     INDEMNIFICATION

      Section 6.1. Indemnification by Ford. From and after the Closing Date, Ford shall indemnify and hold harmless Excel and MCI against all claims, damages, losses, costs, expenses (including, without limitation, reasonably incurred attorneys' fees), actions and liabilities arising out of or as a proximate result of (i) any breach of any representation, warranty, covenant or obligation of Ford or MCI contained herein; (ii) any treatment, storage, disposal or the arranging therefor, by MCI which occurred prior to Closing, of any hazardous or toxic substance (including any constituent thereof); or the existence on the real estate leased by MCI of any hazardous or toxic substance (including any constituent thereof) as a result of (x) any such treatment, storage or disposal by MCI which occurred prior to Closing, or (y) any failure to fully satisfy the Condition Precedent set forth in Section 3.02(c) of the Lease Agreement; or any discharge into the environment, by MCI which occurred prior to Closing, of any hazardous or toxic sub-stance (including any constituent thereof); including without limitation claims of natural resource damage, personal injury, property damage or response or remedial costs, whether at common law or under any domestic or foreign law, including without limitation the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act, the Toxic Substance Control Act, and any state statute or municipal ordinance creating liability for the treatment, storage or dis-posal, or the arranging therefor, or the existence on property, of hazardous or toxic substances; (iii) any workers compensation claims of current or former employees of MCI relating to occur-rences prior to Closing, including without limitation the claims set forth in Section 2.1(y)(4) of the MCI Disclosure Exhibit; or

(iv) any other liabilities or obligations of MCI relating to the business, affairs and operations of MCI on or before the Closing Date to the extent such other liabilities and obligations are not reflected or reserved against on the "Closing Date Balance Sheet" to be prepared pursuant to Section
7.4 of this Agreement and to the extent such liabilities and obligations in the aggregate exceed $25,000. Further, Ford shall indemnify Excel and MCI for any losses resulting from the operations in the ordinary course of business of MCI after the Closing Date through December 31, 1986 up to an aggregate indemnification not to exceed the operating losses of MCI during the months of May through July, inclusive, 1986.

        Section 6.2. Indemnification by Excel. From and after the Closing Date, Excel shall indemnify and hold harmless Ford against all claims, damages, losses, costs, expenses (including, without limitation, reasonably incurred attorneys' fees), actions and liabilities arising out of or as a proximate result of (i) any breach of any representation, warranty, covenant or obligation of Excel contained herein; or (ii) Excel's or any of Excel's subsidiaries' treatment, storage, disposal or the arranging therefor, or the existence on Excel's or any of Excel's subsidiaries' property, of any hazardous or toxic substance (including any constituent thereof) or Excel's discharge into the environment of any hazardous or toxic substance, (including any constituent thereof) including without limitation claims of natural resource damage, personal injury, property damage or response or remedial costs, whether at common law or under any domestic or foreign law, including without limitation the Comprehensive Environmental Response Compensation and
Liability Act, the Resource

Conservation and Recovery Act, the Toxic Substance Control Act, and any state statute or municipal ordinance creating liability for the treatment, storage or disposal, or the arranging therefor, or the existence on property, of hazardous or toxic substances; provided, however, that this indemnification and hold harmless provision shall not apply to any decrease in the value of any Excel common stock owned by Ford.

SECTION 7.    CONDUCT SUBSEQUENT TO CLOSING

      Section 7.1. Non-Compete Agreements of Ford; Agreement of Ford Relating to Business Opportunities Outside of the Non-Compete Area. Neither Ford nor any direct or indirect subsidiary of Ford (for purposes of this Section 7.1, the term "Ford" shall include any such direct or indirect subsidiary) shall for a period of eight years after the Closing Date, directly or indirectly, compete with Excel anywhere in the United States or Canada in the business of manufacturing or marketing (other than marketing in the after-market) modular framed glass parts using reaction injection molding or poly vinyl chloride technology for cars and trucks (including vans) provided, however, that the provisions of this Section 7.1 shall not preclude Ford from acquiring control of an entity which has as a portion of its business the manufacture or marketing of such modular framed glass parts in the United States or Canada (the "Competing Business") but which is primarily engaged in other lines of business provided further, however, that in the event Ford acquires such an entity during such period, then, upon written demand by Excel, Ford shall use its good faith reasonable efforts to dispose of the Competing Business as soon as practicable. Ford hereby expressly acknowledges and agrees that the geographic scope and duration of the restrictive covenant set forth herein is in all
respects  fair and reasonable.    Ford further agrees  that  in  the
event any court in the enforcement of such restrictive covenant determines that any part of the restrictive covenant is in any way unreasonable, such determination will not serve to invalidate any other provisions of such restrictive covenant. Rather, the remain-ing provisions of such restrictive covenant not ruled invalid or those determined by the court to be valid will remain in full force and effect. With respect to business opportunities throughout the world other than the United States and Canada which involve the manufacture or marketing of such modular framed glass parts and concerning which Ford has some rights or ability to control or have input as to sourcing, Ford hereby agrees to devote its reasonable good faith efforts to afford Excel the opportunity to participate in the manufacture and marketing of such parts.

      Section 7.2. Records. After the Closing, Excel shall retain all records delivered to it by Ford or MCI pursuant to this Agree-ment, for a period of 10 years after the date of Closing; and thereafter, with respect to any such records it might wish to dispose of, offer to deliver such records to Ford or to any person designated by Ford in writing to accept or decline receipt of such records.

      Section 7.3. Cooperation. Ford and Excel shall cooperate with each other in every reasonable way, including without limitation, executing and delivering such further documents as may be reason-ably required to complete the exchange of stock in an orderly manner with the minimum interruption to the business of MCI and
Excel  reasonably possible under  the circumstances.    The parties
recognize that there may be disputes which arise concerning various
aspects of this Agreement.   The parties agree to make every effort
to resolve such disputes amicably by attending meetings, cooper-ating to provide information and engaging the assistance of inde-pendent consultants as necessary.

      Section 7.4. Post-Closing Adjustments. Within 60 days follow-ing the Closing, Excel and Ford shall cause to be prepared an audited balance sheet of MCI as of the time of Closing (the "Closing Date Balance Sheet"). In the event that the Closing Date Balance Sheet reflects that the minimum net worth (as defined in Section 3.3) of MCI as at the Closing Date was less than $10,000,000, Ford shall pay to MCI an amount sufficient to raise the minimum net worth of MCI to $10,000,000.

      Section 7.5. Tax Reimbursement. If any amount of net operating loss, net capital loss, investment credit, foreign tax credit, charitable contribution or any similar item reported by MCI on a Ford consolidated return shall be carried to a year in which MCI was not part of the Ford affiliated group (a "separate return year"), MCI or Excel shall reimburse Ford for an amount which after the payment of any income or other taxes on this reimbursement shall be equal to the reduction in MCI's or Excel's Federal income tax liability, as the case may be, which results from the fact that such item was carried to a separate return year. If any amount of net operating loss, net capital loss, investment credit, foreign tax credit or any similar item reported by MCI on an Excel consoli-dated return shall be carried to a year in which MCI was not part of the Excel affiliated group (a "separate return year"), Ford shall reimburse MCI or Excel for an amount which after the payment of any income or other taxes on this reimbursement shall be equal to the reduction in Ford's Federal income tax liability, as the case may be, which results from the fact that such item was carried back to a separate return year.

      Section 7.6. Preservation of Tax Exempt Status of Bonds. To the extent reasonably requested by Ford, Excel and MCI shall file all reports and execute such documents as may be reasonable and necessary to preserve the tax exempt status of the Bonds. Further, Excel and MCI shall refrain from making any capital expenditures prior to December 1, 1987 in the County of Fulton which, together with the capital expenditures made prior to the Closing Date, would cause the aggregate of all capital expenditures applicable in determining the tax exempt status of the Bonds to exceed the $10,000,000 limit set forth in Section 103(b)(6)(D) of the Internal Revenue Code of 1954, as amended. Ford hereby represents and warrants that the aggregate of all such capital expenditures through June 30, 1986 were $5,784,000.

      Section 7.7. Continuation of Employment. After Closing, it is Excel's intent as sole shareholder of MCI to cause MCI to continue employment, compensation and employee benefits at levels comparable to those currently in effect at MCI.

SECTION 8.     MISCELLANEOUS

      Section 8.1. HSR Act Filings.   In connection with the issuance
of the Excel Shares to Ford pursuant to the provisions of this Agreement, Excel and Ford shall file, or cause to be filed, all reports and documents as may be necessary to comply with the HSR
Act  and  applicable  rules  and  regulations.    The parties shall
cooperate with and assist one another as may reasonably be requested in connection with the preparation and submissions of such filings.

      Section 8.2. Assignments.    This  Agreement  and  the  rights,
duties and obligations hereunder may not be assigned or delegated by either party without the prior written consent of the other party; provided, however, that Ford may assign its rights hereunder to a majority-owned subsidiary of Ford in which event Ford shall remain liable on all of its duties and obligations hereunder. Any other assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the other party hereto shall be void and of no effect.

      Section 8.3. Successors and Assigns. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective permitted successors and assigns.

      Section 8.4. Bulk Sales. To the extent they may lawfully do so, the parties waive compliance with the provisions of the bulk sales law of any state if and to the extent applicable to the transactions contemplated herein.

      Section 8.5. Expenses.   Except as otherwise specifically pro-
vided in this Agreement, each party shall bear and pay its own expenses and taxes incurred in connection with the transacticns contemplated by this Agreement.

      Section 8.6. Notices. All notices, demands, requests, con-sents, approvals or other communications (collectively "Notices") required or permitted to be given hereunder or which are given with
respect    to  this  Agreement  shall  be  in  writing  and  shall  be personally delivered or deposited in the United States mail, registered or certified, return receipt requested, postage prepaid, addressed as set forth below, or such other address as such party
shall have specified most recently by written notice.   Notice shall
be deemed given on the date of delivery if personally delivered. Notice mailed as provided herein shall be deemed given on the third business day following the date so mailed:

           To Ford:

               Ford Motor Company
               Glass Division
               300 Renaissance Center
               P.O. Box 43343
               Detroit, Michigan 48243
               Attention:  General Manager

           with a copy to:

               Ford Motor Company
               The American Road
               Dearborn, Michigan 48121
               Attention:  Secretary

           To Excel:

               Excel Industries, Inc.
               1120 North Main Street
               Elkhart, Indiana 46514
               Attention:  Chief Executive Officer
           with a copy to:

              Sommer & Barnard
              54 Monument Circle, 9th Floor
              Indianapolis, Indiana 46204
              Attention:  James K. Sommer, Esq.

     Section 8.7. Modifications and Amendments. No amendment, modi-fication, waiver or termination of this Agreement shall be binding unless executed in writing by the parties hereto.

     Section 8.8. Waivers and Extensions. Either party to this Agreement may waive any right, breach or default which any such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred and may be condi-tional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any proceeding or succeeding breach thereof or of any other agreement or provision herein contained. No extension of time for performance of any obligations or acts shall be deemed an extension of the time for performance of any other obligations or acts.

     Section 8.9. Third Parties. Nothing contained herein shall be deemed to confer upon any person or entity, other than the parties hereto and their respective successors and assigns, any right or remedy under or by reason of this Agreement.

     Section 8.10. Governing Law. This Agreement shall be governed by, interpreted under and construed and enforced in accordance with the internal laws, and not the laws pertaining to conflicts or choice of laws, of the State of Indiana applicable to agreements made and to be performed wholly within the State of Indiana.

      Section 8.11. Titles and Headings. Titles and headings of the Sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

      Section 8.12. Counterparts This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute but one and the same instru-ment.

      Section 8.13. Entire Agreement. This Agreement and the Stock Purchase Agreement executed concurrently herewith, including the exhibits thereto, the MCI Disclosure Exhibit and the Excel Dis-closure Exhibit, the Supply Contract and the Shareholders Agreement constitute the entire agreement of the parties and supersedes all prior and contemporaneous agreements, undertakings, covenants, representations and warranties, negotiations and discussions between the parties, whether oral or written, with respect to the subject matter hereof; provided, however, that any supply agree-ments or purchase orders in effect between Ford and either MCI or Excel shall remain in effect pursuant to their terms.

      Section 8.14. Termination. This Agreement shall terminate and shall be of no further force or effect:

           (a) Upon mutual agreement of the parties; or

           (b) Upon notice given by any party to the other parties in the event the Closing has not occurred on or before December 31, 1986.

No termination of this Agreement shall release, or be construed as releasing, any party hereto from any liability or damage to any other party hereto arising out of, in connection with or otherwise relating to, directly or indirectly, such party's material breach, such party's material default or sucy party's failure in perform-ance of any of its material covenants, agreements, duties or obligations arising hereunder.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


FORD MOTOR COMPANY                 EXCEL INDUSTRIES, INC.

By: /s/  D. E. SIDDALL             By: /s/  JAMES J. LOHMAN
   -----------------------            -----------------------

         D. E. Siddall                      James J. Lohman
   --------------------------         --------------------------
           Printed                             Printed


                                      President and Chief
   General Manager, Glass Div.        Executive Officer
   ---------------------------        --------------------------
           Title                             Title



MODULAR CONCEPTS, INC.


By: /s/ D. E. SIDDALL
   ---------------------


        D. E. Siddall
   ------------------------
           Printed
    Chairman of the Board

           Title

                            Modular Concepts, Inc.


                                Balance Sheet
                                 (Unaudited)


Assets                                      December 31, 1985                               December 31, 1984
                                            -----------------                               -----------------
                                                    (000)                                             (000)
Current Assets
  .  Cash and Cash Items                        $    328                                          $   26
  .  Receivables                                     969                                               2
  .  Inventories                                     746                                               0
                                                --------                                          ------
       Total Current Assets                     $  2,043                                          $   28

Property
  .  Land, Plant & Equipment at Cost            $  4,084                                          $  577
  .  Less Accumulated Depreciation                   171                                               2
                                                --------                                          ------
       Net Property                             $  3,913                                          $  575
                                                --------                                          ------
       Total Assets                             $  5,956                                          $  603
                                                --------                                          ------
                                                --------                                          ------

Liabilities & Stockholders' Equity
Current Liability
  .  Accounts Payable
     -Trade                                     $  1,531                                          $  225
     -Other                                           22                                               2
                                                --------                                          ------
       Total                                    $  1,553                                          $  227

  .  Long Term Debt Payable
       Within One Year                                32                                              30
  .  Accrued Liabilities                              43                                               2
                                                --------                                          ------
       Total Current Liabilites                 $  1,628                                          $  259

  .  Long-Term Debt                                7,158                                             585

Stockholders' Equity
  .  Capital Stock
     -  Common Stock, Par Value $1.00           $      0                                          $    0
     -  Capital in Excess of Par Value
          of Stock                                 1,000                                               0
     -  Earnings/(Losses) Retained for
          use in the Business*                    (3,830)                                           (241)
                                                --------                                          ------
        Total Stockholders' Equity              $ (2,830)                                         $ (241)
                                                --------                                          ------
        Total Liabilities & Shareholders'       $  5,956                                          $  603
                                                --------                                          ------
                                                --------                                          ------


- -----------
*  Excludes deferred tax assets reported by Modular Concepts, Inc.

                            Modular Concepts, Inc.


                  Statement of Income and Retained Earnings
                                 (Unaudited)



Income                                         December 31, 1985               December 31, 1984
- ------                                         -----------------               -----------------
                                                       (000)                          (000)
Sales                                               $   905                         $    0
Costs and Expenses                                    4,337                           (235)
                                                    -------                         ------
Operating Income/(Loss)                              (3,432)                          (235)
Interest Income/(Expense)                              (157)                            (6)
                                                    -------                         ------
Income Before Income Taxes                           (3,589)                        $ (241)
Provision for Income Taxes*                               0                              0
                                                    -------                         ------
      Net Income                                    $(3,589)                        $ (241)
                                                    -------                         ------
                                                    -------                         ------
Retained Earnings
- -----------------

Balance at Beginning of Year                        $  (241)                        $    0
Net Income/(Loss)                                    (3,589)                          (241)
                                                    -------                         ------
      Balance at End of Year                        $(3,830)                        $ (241)
                                                    -------                         ------
                                                    -------                         ------




- ----------------
*   Excludes deferred tax assets reported by Modular Concepts, Inc.

                            Modular Concepts, Inc.                EXHIBIT A (1)


                                Balance Sheet
                                 (Unaudited)



Assets                                          June 30, 1986
- ------                                          -------------

Current Assets                                     (000)
  .  Cash and Cash Items                        $  (184)
  .  Receivables                                  4,229
  .  Inventories                                  1,159
                                                -------
       Total Current Assets                     $ 5,204


Property
  .  Land, Plant & Equipment at Cost            $ 5,784
  .  Less Accumulated Depreciation                  428
                                                -------
        Net Property                            $ 5,356
                                                -------
        Total Assets                            $10,560
                                                -------
                                                -------


Liabilities & Stockholders' Equity
- ----------------------------------

Current Liability
  .  Accounts Payable
     -  Trade                                   $ 2,663
     -  Other                                        40
                                                -------
        Total                                   $ 2,703

  .  Long-Term Debt Payable
      Within One Year                                33
  .  Accrued Liabilities                             38
                                                -------
        Total Current Liabilities               $ 2,774

  .  Long-Term Debt                              12,216

Stockholders' Equity
  .  Capital Stock
     -  Common Stock, Par Value $1.00           $     0
     -  Capital in Excess of Par Value
          of Stock                                2,300
     -  Earnings/(Losses) Retained for
          use in the Business*                   (6,730)
                                                -------
        Total Stockholders' Equity              $(4,430)
                                                -------
        Total Liabilities & Shareholders'       $10,560
                                                -------
                                                -------



- ---------------
*  Excludes deferred tax assets reported by Modular Concepts, Inc.

                                                                 EXHIBIT A (2)

                            Modular Concepts, Inc.


                  Statement of Income and Retained Earnings
                                 (Unaudited)



Income                                          June 30, 1986
- ------                                          -------------
                                                     (000)
Sales                                            $  7,542
Costs and Expenses                                  9,991
                                                 --------
Operating Income/(Loss)                            (2,449)
Interest Income/(Expense)                            (451)
                                                 --------
Income Before Income Taxes                         (2,900)
Provision for Income Taxes*                             0
                                                 --------
    Net Income                                   $ (2,900)
                                                 --------
                                                 --------

Retained Earnings
- -----------------

Balance at Beginning of Year                     $ (3,830)
Net Income/(Loss)                                  (2,900)
                                                 --------
    Balance at End of Year                       $ (6,730)
                                                 --------
                                                 --------


- -----------
*  Excludes deferred tax assets reported by Modular Concepts, Inc.

                              AUTOMOTIVE COMPONENTS GROUP            EXHIBIT C
[LOGO]
                                                   Ford Motor Company
                                                   The American Road
                                                   Room 944
                                                   Dearborn, Michigan  48121

                                                   Telephone:  (313) 322-9211
                                                   Fax: (313) 337-1764
NEWS

IMMEDIATE RELEASE


Contact:   Della DiPietro, Ford              (313) 323-8539
           Joseph A. Robinson, Excel         (219) 264-2131
           Bill Schall, Wm. Schall Assoc.    (312) 642-1081


FORD TO SELL ITS EQUITY IN EXCEL

        ELKHART, Ind., Jan. 13 -- Ford Motor Company (NYSE:F) and Ford Motor Company Fund plan to sell all their shares of common stock of Excel Industries, Inc., (ASE:EXC) ending Ford's minority ownership of the company that designs and manufactures automotive window systems.

        In a joint statement today, Ford and Excel officials said that the disposition of shares would not impact the customer-supplier relationship between the two companies.

        Ford and Ford Fund, a non-profit charitable organization, own 2,557,128 shares of Excel common stock, or approximately 24 percent of the total shares outstanding. These shares, which were acquired in 1986, are expected to be sold in a secondary public offering. The offering will be made only by means of a prospectus to be included in a registration statement to be filed with U.S. Securities and Exchange Commision.

        Oscar B. Marx III, Ford vice president - Automotive Components Group, said that the disposition is no more than a redeployment of Ford resources. "Our Equity in Excel gave us a foothold in the new technologies Excel products represented at the time," Mr. Marx said.

        James J. Lohman, chief executive of Excel, said that Ford's investment in the window and door systems supplier has served both companies well. "Ford's early acceptance of the advantages of modular automotive glass helped Excel pioneer a new strategic niche," Lohman said. "Ford assured Excel a reliable market for automotive framed glass and growth for the new RIM modular window technology Excel had developed."

        Lohman said that although Ford's investment was beneficial, its importance is diminished by Excel's current purchase and supply contracts. Excel now provides OEM or replacement modular windows for Mazda, Nissan, Chrysler, Mitsubishi and General Motors, as well as Ford.

        Lohman said that the sale of Ford's holding would not dilute per-share earnings. "Because of the new equity we sold in 1992 and 1993, Ford's original 40 percent ownership has been reduced to about 24 percent of Excel's outstanding shares. These shares have been included in the computation of per-share earnings since 1986 and will have no dilutive impact on future results, " Excel's chief executive said.

        Excel Industries is the leading independent designer, manufacturer and supplier of window and door systems to the combined automobile, light truck and van, bus, heavy truck and recreational vehicle markets in North America.

1/13/94

                                     ###

                             SHAREHOLDERS AGREEMENT


    This SHAREHOLDERS AGREEMENT, made as of October 7, 1986,
by and among Ford Motor Company, a Delaware corporation, with offices at The American Road, Dearborn, Michigan ("Ford"), Excel Industries, Inc., an Indiana corporation, with offices at 1120 N. Main Street, Elkhart, Indiana ("Excel") and James J. Lohman, Gerald G. Fellows, Robert J. Kennedy, Ralph R. Whitney, Jr., John
D.  Burt,  James  E.   Crawford,   William  M.  Gude,   James   O.
Futterknecht, Jr., Louis R. Csokasy and Terrance L. Lindberg (collectively, the "Excel Shareholders").

                               R E C I T A L S

    A. Ford and Excel are parties to a Stock Purchase Agreement and a Stock Exchange Agreement and Plan of Reorganization, both dated and effective August 19, 1986 (collectively the "Related Agreements"), pursuant to which Ford will acquire approximately 40% of the issued and outstanding common stock of Excel and obtain certain rights regarding the management of Excel.

    B. The Excel Shareholders and Ford have agreed on how they will vote their respective shares of Excel common stock on certain matters and have agreed to grant certain rights of first refusal in accordance with the terms and conditions set forth herein.

    NOW, THEREFORE, in consideration of the mutual undertakings contained herein, the parties do hereby agree as follows:

    1. Shareholders Meetings. At any annual or special meeting of the shareholders of Excel:

         (a) Ford agrees to vote its shares of common stock of Excel (the "Ford Shares") in favor of all directors nominated by the Board of Directors of Excel, so long as at least two of the nominees are individuals proposed by Ford for election to the Board of Directors.

         (b) The Excel Shareholders agree to vote the Share-holders' Shares (as defined in Section 2(b) hereof) in favor of all directors nominated by the Board of Directors of Excel, so long as at least two of the nominees are individuals proposed by Ford for election to the Board of Directors.

         (c) The parties agree to vote their respective shares of Excel common stock against the appointment by Excel as its independent public accountants and auditors any firm of certified public accountants that is not one of the current "Big Eight" public accounting firms, or a successor to any such firm.

         (d) In the event any of the following transactions is approved and recommended by the Board of Directors of Excel as provided in the Stock Purchase Agreement and submitted to the holders of Excel common stock for approval, the parties agree to vote their respective shares of Excel common stock in favor of any such transaction:

            (i) Any acquisition or any expansion or change of the
       business of Excel involving an expenditure or appropria-
       tion of assets of more than 20% of Excel's previous
       quarter-end  net  worth,   or   $8,000,000,   whichever  is
       greater;

           (ii) Any liquidation or sale of all or a portion (with sales greater than 10% of the previous year's sales or assets with a book value greater than 20% of the previous
       quarter-end  net  worth,   or   $8,000,000,   whichever  is
       greater) of Excel's business;

         (iii) Any borrowing of money or other financing arrange-ments whereby Excel incurs obligations through a single transaction or a series of related transactions for amounts in excess of 20% of the previous quarter-end net worth, or $8,000,000, whichever is greater;

         (iv) Any recommendation to modify or modification of Excel's Articles of Incorporation or Code of By-Laws;

         (v) Any merger or consolidation of Excel with or into any other corporation;

         (vi) Any issuance of shares of Excel common stock or other equity interests in Excel or rights to acquire such common stock or other equity interests (except any shares issued as stock dividends or in a stock split, for options to purchase Excel common stock granted pursuant to Excel's Incentive Stock Option Plan, and the issuance of shares upon the exercise of any such options); or

         (vii) Any transaction which provides for any restric-tions on the declaration of dividends not required by law
       (except for all such restrictions in effect on the date hereof).

    2. Representations and Warranties.

         (a) Each party hereto represents and warrants to the other parties that:


         (i) such party has the full legal right, power and authority to enter into this Agreement and to perform fully his or its obligations hereunder;


         (ii) such party has duly executed this Agreement and, when this Agreement has been delivered by such party, it shall constitute the valid and legally binding obligation of such party enforceable in accordance with its terms;


         (iii) the execution, delivery or performance of this Agreement by such party will not conflict with or result in any violation of or a default under any provision of the Certificate or Articles of Incorporation or By-Laws of such party, if such party is a corporation, or of any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such party; and


         (iv) no consent, approval, order or authorization of, or registration, declaration or filing with, any govern-mental authority is required on the part of such party in connection with the execution and delivery of this Agree-ment, except for filings and consents to be made under Sections 4.7 and 5.5 of the Stock Purchase Agreement.


        (b) The Excel Shareholders each individually represents and warrants that on the date hereof he owns and controls the voting rights of the number of shares of common stock of Excel which appear after his name:

                                          Number of Shares of
    Excel Shareholder                     Excel Common Stock
    -----------------                     -------------------
    James J. Lohman................            400,000
    Gerald G. Fellows..............             66,201
    Robert J. Kennedy..............            224,793
    Ralph R. Whitney, Jr...........            109,433
    John D. Burt...................            101,362
    James E. Crawford..............             16,056
    William M. Gude................            112,642
    James O. Futterknecht, Jr......            111,975
    Louis R. Csokasy...............             13,196
    Terrance L. Lindberg...........              7,210
                                             ---------
             Total.................          1,162,868


All of the shares of Excel common stock collectively owned by the Excel Shareholders at any time shall be referred to herein as the "Shareholders' Shares."

    3. Right of First Refusal. While this Agreement remains in effect and subject to the provisions of the Stock Purchase Agreement (a) each of the Excel Shareholders grants to Ford a right of first refusal to purchase any shares of Excel common stock which such Excel Shareholder may offer for sale, except for
(i) a public sale on any stock exchange on which Excel common stock is traded; (ii) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law; or (iii) a sale to Excel in the Tender Offer (as defined in the Stock Purchase

Agreement); and (b) Ford grants to Excel a right of first refusal to purchase any shares of Excel common stock that Ford may offer for sale, except for (i) a public sale on any stock exchange on which Excel common stock is traded; or (ii) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law.

    4. Procedure for Right of First Refusal. The rights of first refusal granted pursuant to Section 3 above shall be governed by the following provisions:

         (a) A party granting a right of first refusal pursuant hereto shall not sell his or its shares (except as permitted by Section 3) unless he or it shall have received a written bona fide offer subject to no material conditions (a "bona fide offer") to purchase any of the shares of Excel common stock he or it owns from a third party which is not an affiliate of Ford. Upon receipt of a bona fide offer, the party which proposes to sell his or its shares (the "Selling Shareholder") shall afford the party to whom the right of first refusal has been granted (or its designees) the right of first refusal, as provided below, to acquire all (but not less than all) of the shares (the "Offered Shares") covered by the bona fide offer on terms no less favor-able to the Selling Shareholder than those offered by the third party.

         (b) If the Selling Shareholder proposes to sell pursuant to a bona fide offer, he or it shall give written notice (an "Offer Notice") to that effect to Excel and each of the other parties hereto, which contains a complete and correct description of the bona fide offer setting forth all the terms thereof and the name of the offeror. Prior to the Offer Notice, the Selling Shareholder may give a notice to Excel or Ford, as the case may be (a "Preliminary Notice") to the effect that he or it may implement the right of first refusal procedures of this Agreement specifying the approximate number of shares of Excel common stock he or it may wish to sell. A Preliminary Notice shall not in any way bind a Selling Shareholder to sell his or its shares.

        (c) The right of first refusal shall be exercised by the party to whom the right of first refusal is granted (the
"Purchaser"), only as follows:

           (i) If Excel is the Purchaser, the Board of Directors of Excel shall determine whether it wishes to exercise the right of first refusal (by a majority vote of the Directors not designated by Ford) and shall notify Ford in writing of its determination within ninety (90) days after the Offer Notice is given (reduced by the number of days by which the giving of such Offer Notice was preceded by a related Preliminary Notice, but not reduced below sixty
      (60) days). If Ford is the Purchaser, Ford shall notify the Selling Shareholder in writing of its determination whether it wishes to exercise the right of first refusal within ninety (90) days after the Offer Notice is given (reduced by the number of days by which the giving of such Offer Notice was preceded by a related Preliminary Notice, but not reduced below sixty (60) days).


          (ii) If the Purchaser determines to exercise the right of first refusal, it may do so by notifying the Selling Shareholder in writing of such determination, the total consideration offered by it for the Offered Shares in accordance with subdivision (iii) of this subsection 4(c) and the method it will use to pay for such shares.


        (iii) The Purchaser shall offer to pay for the Offered Shares on terms no less favorable to the Selling Share-holder as those offered by the third party in the bona fide offer; provided that the offered payment must include cash at least equal to the amount of cash consideration provided for in the bona fide offer.

           (iv) If the payment offered is on identical terms as those offered by the third party or if the Purchaser and the Selling Shareholder agree that the payment offered is on terms no less favorable to the Selling Shareholder as those offered by the third party in the bona fide offer, the Offered Shares shall be purchased at a closing under subsection 4(d).

       (d) The closing of the purchase of Offered Shares pur-suant to this Section 4 shall be held at a mutually acceptable place no later than ninety (90) days after the written notice of exercise is given by the Purchaser, or on such earlier date as mutually agreeable, subject to obtaining any necessary govern-mental or third party approvals. The Selling Shareholder, the Purchaser, and Excel shall act with diligence to obtain any such approvals within a reasonable period of time and such closing shall, in such event, be held promptly upon obtaining such approvals. At such closing, the Purchaser shall tender the payment for the Offered Shares, the Selling Shareholder shall transfer to the Purchaser the Offered Shares being so purchased, free and clear of any liens, encumbrances and adverse claims, and the parties shall execute such documents as may be necessary to effectuate the sale.

       (e) If the party to whom the right of first refusal is granted elects not to exercise the right of first refusal, or if the period for the exercise of such right expires without a timely and proper notice in accordance with Section 4(c) above, the Selling Shareholder may sell the Offered Shares, provided that:

           (i) such sale must be made upon the terms set forth and to the third party named in the Offer Notice;

           (ii) such sale must be made within one hundred twenty
       (120) days after notice of the non-exercise of the right of first refusal is given or the date on which such right expired unexercised; and

         (iii) the Selling Shareholder and the transferee shall provide and execute such documents, including opinions of counsel, as Excel shall reasonably request to demonstrate that such transfer may be effected without registration of the Offered Shares under the Securities Act of 1933, as amended.

Each Selling Shareholder shall be relieved of any further obliga-tions under this Agreement with respect to the shares sold pursuant to this Agreement.

    5. Legends on Certificates. All of the stock certificates held by Ford and the Excel Shareholders shall bear legends referring to the restrictions provided for under this Agreement as follows:

        "The shares represented by this certificate are subject to certain restrictions on transfer
        (except for (i) a public sale on any stock exchange on which Excel common stock is traded, or (ii) a sale in a public offering pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, and any applicable state law) and other conditions, as specified in a certain Shareholders Agreement, a complete and correct copy of which is avail-able for inspection at the principal office of Excel Industries, Inc. and will be furnished to the owner of such shares upon written request and without charge."


    Each Excel Shareholder agrees to deliver to Excel his stock certificate(s) representing shares of Excel common stock owned by him so that the legend set forth above may be placed on such stock certificate(s), and Excel shall cause the legend set forth above to be placed on the stock certificate(s) to be delivered to Ford pursuant to the Related Agreements. Any holder of Excel common stock may require Excel to remove such legend from his or its certificate(s) upon termination of this Agreement or a sale permitted under Section 3(a)(i) or (ii) above provided that such person provides Excel an opinion of counsel, satisfactory to Excel and in which counsel to Excel concurs, to the effect that such legend may be so removed.

    6. Term. This Agreement shall terminate at such time as Ford owns less than 10% of the total issued and outstanding common stock of Excel or Ford acquires greater than 50% of the total issued and outstanding common stock of Excel in accordance with the Stock Purchase Agreement; provided, however, that this Agreement shall not terminate in the event that (i) Ford acquires greater than 50% of the total issued and outstanding common stock of Excel under Section 7.2(a)(iv) of the Stock Purchase Agreement; (ii) Excel exercises its option to purchase Excel common stock from Ford under Section 7.2(d) or (e) of the Stock Purchase Agreement; and (iii) as a result of such exercise by Excel, Ford no longer owns greater than 50% of the issued and outstanding common stock of Excel.

    7. Assignment. As used herein, the term "Ford" shall include Ford Motor Company or its permitted successors or assigns and the term "Excel" shall include Excel Industries, Inc. or its permitted successors or assigns. Ford and Excel may assign their respective rights and obligations under this Agreement only to such person who shall also be assigned and assume the rights and obligations of the Related Agreements in accordance with the respective terms of such agreements. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, heirs, estates and legal representatives.

     8. Remedies. The parties hereto stipulate that the remedies at law in the event of a default by a party in performing its obligations hereunder are not and will not be adequate and that, to the extent permitted by applicable law, the provisions of this Agreement may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the provisions hereof or otherwise. No course of dealing and no delay on the part of any party hereto in exercising any right, power or remedy shall operate as a waiver thereof or otherwise prejudice such party's rights, powers or remedies. No right, power or remedy conferred by this Agreement upon any party shall be exclusive of any other right, power or remedy referred to herein or now or hereafter available at law, in equity, by statute, or otherwise.

    9. Amendment and Modification. This Agreement or any term hereof may be changed, waived, discharged or terminated only by an instrument in writing, signed by the party or parties against whom such change, waiver, discharge or termination is sought to be enforced.

   10. Third Parties. Nothing contained herein shall be deemed to confer upon any person or entity, other than the parties hereto and their respective heirs, successors and assigns, any right or remedy under or by reason of this Agreement.

11.  Notices.   All notices,  consents,  requests or other  com-
munications required or permitted herein shall be in writing   and
shall be delivered, personally or by certified or registered mail, telex, facsimile transmission or by means of air freight service, with a receipt requested.


If to Excel:                         1120 N. Main Street
                                     Elkhart, Indiana 46514
                                     Attention: Chief Executive
                                         Officer

if to Ford:                          Glass Division
                                     300 Renaissance Center
                                     P.O. Box 43343
                                     Detroit, Michigan 48243
                                     Attention:  General Manager

if to Gerald G. Fellows:             O.F. Mossberg & Sons, Inc.
                                     7 Grasso Avenue
                                     North Haven, Connecticut 06473

if to Robert J. Kennedy or           Hammond, Kennedy & Company, Inc.
Ralph R. Whitney, Jr.:               230 Park Avenue
                                     New York, New York 10169

if to James J. Lohman,
John D. Burt, James E. Crawford,
William M. Gude, James O.            Excel Industries, Inc.
Futterknecht, Jr., Louis R.          1120 N. Main Street
Csokasy, or Terrance L. Lindberg:    Elkhart, Indiana 46514

Any notice delivered personally, or sent by telex, facsimile transmission or
telegraph shall be deemed to have been given on the  date  sent.   Any other
notice shall be deemed to have been given on the date received as reflected in the return receipt or air freight receipt.

12.  Governing Law.   This Agreement shall be governed by and
construed in accordance with the laws of the State of Indiana.

   13.   Counterparts.   This Agreement may  be executed in two or more
counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

    IN WITNESS WHEREOF,   the parties have duly executed this Agreement as of
the date first above written.

EXCEL INDUSTRIES, INC.            FORD MOTOR COMPANY


By: /s/ JAMES J. LOHMAN                 By: /s/ D.E. SIDDALL
- -----------------------------          -----------------------------------
        President                               D.E. Siddall

- -----------------------------             General Manager, Glass Division
       Printed, Title                  ------------------------------------
                                                  Printed, Title
    /s/ JAMES J. LOHMAN
- -----------------------------               /s/ GERALD G. FELLOWS
        James J. Lohman                -----------------------------------
                                                Gerald G. Fellows

    /s/ ROBERT J. KENNEDY
- -----------------------------               /s/ RALPH R. WHITNEY, JR.
        Robert J. Kennedy              -----------------------------------
                                                Ralph R. Whitney, Jr.

    /s/ JOHN D. BURT
- -----------------------------               /s/ JAMES E. CRAWFORD
        John D. Burt                   -----------------------------------
                                                James E. Crawford

    /s/ WILLIAM M. GUDE
- -----------------------------               /s/ JAMES O. FUTTERKNECHT, JR.
        William M. Gude                -----------------------------------
                                                James O. Futterknecht, Jr.


- -----------------------------               /s/ TERRANCE L. LINDBERG
        Louis R. Csokasy               -----------------------------------
                                                Terrance L. Lindberg

    13. Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS  WHEREOF,   the parties have duly executed this Agreement as
of the date first above written.

EXCEL INDUSTRIES, INC.             FORD MOTOR COMPANY



By:                                By:
   --------------------               ----------------------------

- -----------------------            -------------------------------
Printed, Title                     Printed, Title



- -----------------------            -------------------------------
James J. Lohman                    Gerald G. Fellows



- -----------------------            -------------------------------
Robert J. Kennedy                  Ralph  R. Whitney, Jr.



- -----------------------            -------------------------------
John D. Burt                       James E. Crawford



- -----------------------            -------------------------------
William M. Gude                    James O. Futterknecht, Jr.


/s/ LOUIS R. CSOKASY
- -----------------------            -------------------------------
Louis R. Csokasy                   Terrance L. Lindberg

                                                                       EXHIBIT E



                              ACKNOWLEDGEMENT AND

                      ASSIGNMENT AND ASSUMPTION AGREEMENT


      THIS ACKNOWLEDGEMENT AND ASSIGNMENT AND ASSUMPTION AGREEMENT is dated January 11, 1994 and is entered into between FORD MOTOR COMPANY, a Delaware corporation ("Ford"), and FORD MOTOR COMPANY FUND, a Michigan nonprofit corporation (the "Fund").


      WHEREAS, Ford and Excel Industries, Inc., an Indiana corporation ("Excel"), are parties to a Stock Purchase Agreement dated as of August 19, 1986 (the "Stock Purchase Agreement") pursuant to which, among other things, Ford acquired 2,557,128 shares of common stock of Excel and Excel granted to Ford certain demand registration rights for such shares;


      WHEREAS, Ford, Excel and certain other persons are parties to a Shareholders Agreement dated as of October 7, 1986 (the "Shareholders Agreement") which provides, among other things, for how Ford's shares of Excel common stock shall be voted on certain matters and for the grant by Ford to Excel of a right of first refusal to purchase any such shares that Ford may offer for sale other than in a public offering;


      WHEREAS, contemporaneously herewith Ford is contributing 1,047,201 of shares of common stock of Excel to the Fund (the "Contributed Shares");


      WHEREAS, the parties hereto desire to hereby provide for the assignment to the Fund of certain rights of Ford in respect of the Contributed Shares and for the assumption by the Fund of certain obligations of Ford in respect of such shares; and


      WHEREAS, pursuant to a Waiver and Consent Agreement dated as of January 7, 1994 between Excel and Ford, Excel has consented to such assignment.


      NOW, THEREFORE, in consideration of the premises, and other good and valuable consideration, the parties hereby agree as follows:


      Section 1. The Fund hereby accepts the contribution from Ford of the Contributed Shares and hereby acknowledges receipt of the stock certificates representing such shares, together with appropriate stock powers.


      Section 2. Pursuant to Section 13.10 of the Stock Purchase Agreement, Ford hereby assigns to the Fund its registration rights under Section 9 of the Stock Purchase Agreement in respect of the Contributed Shares, it being understood that Ford shall retain such registration rights in respect of the shares of Excel that Ford has retained.


      Section 3. The Fund hereby assumes all of Ford's duties and obligations in respect of the Contributed Shares under the Stock Purchase Agreement and the Shareholder Agreement (copies of which have been provided to the Fund).


      Section 4. The Fund acknowledges that the Contributed Shares have not been registered under the Securities Act of 1933 and represents and warrants to and agrees with Ford that it is accepting the Contributed Shares for its own account and not with a current view to or for sale in connection with any distribution of such shares, other than pursuant to an effective registration statement under the Securities Act of 1933 or an available exemption from registration thereunder.



      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.



FORD MOTOR COMPANY FUND                         FORD MOTOR COMPANY




By:    /S/ FRANK V. J. DARIN                      By:   /s/ JOHN M. RINTAMAKI
   ----------------------------                     -------------------------
   Name:   Frank V. J. Darin                        Name:   John M. Rintamaki
   Title:  Vice President                           Title:  Secretary